NO ACT

DC
PE
3-26-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08042848

Received SEC

MAR 2 6 2008

Washington, DC 20549

March 26, 2008

David S. Cupps
Senior Vice President, General Counsel and Secretary
Abercrombie & Fitch Co.
P.O. Box 182168
Columbus, OH 43218

Act: 1934
Section: 14A-8
Rule:
Public
Availability: 3/26/2008

Re: Abercrombie & Fitch Co.

Dear Mr. Cupps:

This is in regard to your letter dated March 25, 2008 concerning the shareholder proposal submitted by the Connecticut Retirement Plans & Trust Funds for inclusion in Abercrombie & Fitch's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Abercrombie & Fitch therefore withdraws its February 16, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

William A. Hines
Special Counsel

cc: Meredith Miller
Assistant Treasurer for Policy
State of Connecticut
Office of the Treasurer
55 Elm Street
Hartford, CT 06106-1773

Abercrombie & Fitch

February 16, 2008

VIA OVERNIGHT CARRIER

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Abercrombie & Fitch Co. – Commission File No. 001-12107
Statement of Reasons for Omission of Stockholder Proposal Pursuant to Rule 14a-8(j)

Dear Ladies and Gentlemen:

Abercrombie & Fitch Co. (the "Company" or "we") intends to omit from its proxy statement and form of proxy for its 2008 annual meeting of stockholders (the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from the Connecticut Retirement Plans & Trust Funds ("Proponent").

In accordance with Rule 14a-8(j), we enclose six copies of this letter and its attachments and have concurrently sent copies to the Proponent. We are submitting this letter to the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission.

Rule 14a-8(k) requires a stockholder proponent to send a company a copy of any correspondence that the proponent submits to the Commission or the Staff of the Division of Corporation Finance (the "Staff"). Accordingly, we hereby inform the Proponent that if it submits additional correspondence to the Commission or the Staff with respect to the Proposal, it should concurrently furnish a copy of that correspondence to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

I. Basis for Exclusion

We hereby respectfully request that the Staff concur in our view that the Company may exclude the Proposal from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

II. The Proposal

The Proposal asks the compensation committee of the Company's board of directors to adopt a policy regarding internal pay equity, which the Proposal specifically defines as "the relationship between the compensation received by the chief executive officer and the compensation received by other named executive officers ('NEOs') whose compensation is disclosed in the proxy statement." The Proposal then suggests four specific ideas that the compensation committee should incorporate into any such policy regarding NEO pay equity: (i) the compensation committee should receive data on NEO pay equity at peer group companies at least annually; (ii) the compensation committee should consider NEO pay equity in establishing, modifying and terminating NEO pay plans and programs and making specific awards under those plans and programs; (iii) the compensation committee should provide the data it receives regarding NEO pay equity at peer group companies, with any related analysis, to the board at least annually for consideration in succession planning; and (iv) the Company should disclose on its website or in its proxy statement the role of NEO pay equity considerations in the determination of NEO compensation.

We attach a copy of the Proposal to this letter as Exhibit A. We respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials for the reasons given below.

III. Analysis

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

Rule 14a-8-(i)(10) provides that a registrant may exclude a stockholder proposal from its proxy statement if the registrant has already substantially implemented the proposal. Determining whether a registrant has substantially implemented the proposal "depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco Incorporated* (avail. Mar. 28, 1991). A registrant need not have implemented the proposal specifically and need not comply with every particular of the proposal for it to be deemed substantially implemented. See Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-20091 (Aug. 16, 1983); *Masco Corporation* (avail. Mar. 29, 1999). A registrant can demonstrate substantial implementation of a proposal by highlighting already adopted policies and past actions that address the proposal's elements. See *Hilton Hotels Corp.* (avail. Mar. 7, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996). When the proposal seeks adoption of a policy, the Staff has focused not on whether the registrant has a formal policy in place, but rather compared previous action by the registrant and third parties with the substance of the policy requested in the proposal. See, e.g., *Bristol-Meyers Squibb Company* (avail. Mar. 17, 2006); *Intel Corp.* (avail. Feb. 14, 2005).

Under Rule 14a-8(i)(10), the Staff generally has not permitted the exclusion of proposals that either ask a compensation committee to incorporate specifically proposed factors or standards into executive compensation determinations or otherwise link executive compensation directly to the proponent's stated policy interest. See, e.g., *Wal-Mart Stores, Inc.* (avail. Mar. 27, 2007); *Household Int'l, Inc.* (avail. Feb. 26, 2001). However, the Staff has permitted the exclusion of proposals requesting that a compensation committee entertain specific policy considerations in establishing or modifying executive compensation plans and policies where the registrant's pre-existing compensation plans and policies already substantially incorporate such policy considerations. See, e.g., *Hilton Hotels Corp.* (Mar. 7, 2001) (permitting exclusion of proposal requesting formal inclusion of franchisee satisfaction as an element in establishing standards for performance-based senior executive compensation because franchisee satisfaction was already considered). The Company believes that the current considerations and actions of the Company's compensation committee already substantially implement the Proposal, including each of the Proposal's four suggested features.

The Proposal first requests that the compensation committee receive, at least annually, data regarding NEO pay equity at peer group companies. The compensation discussion and analysis ("CD&A") in the Company's 2007 proxy statement (the "2007 Proxy Statement") notes that "the primary data source used in setting competitive market levels for the NEOs is information publicly disclosed by a peer group of 11 companies, which is reviewed on an annual basis and updated accordingly." See Abercrombie & Fitch Co., Definitive Proxy Statement on Schedule 14A (filed May, 10, 2007 (File No. 001-12107)). The Proposal's proposed annual data collection is implicit in the compensation committee's annual review and analysis of the executive compensation practices at 11 peer group companies when formulating the Company's executive compensation practices. As such, the Company's compensation committee has substantially implemented the Proponent's first request.

The Proposal next requests that the compensation committee consider internal NEO pay equity in establishing, modifying and terminating the Company's NEO compensation plans and programs and making specific awards under those plans and programs. The CD&A in the 2007 Proxy Statement notes that NEO compensation at the Company is "determined based on a number of factors, including the individual's roles and responsibilities within the Company, the individual's experience and expertise, *[and] the pay levels for peers within the Company*..." (emphasis added). Substantially the same factors are considered when determining NEO target compensation under the Company's 2007 Incentive Compensation Performance Plan. Thus, the compensation committee already considers the compensation levels of its NEOs and any differentiations therein when establishing NEO compensation and when establishing and modifying the Company's executive compensation plans and programs and making

awards under those plans and programs. As a result, the Company already substantially implements the Proponent's second request.

The Proposal also requests that the compensation committee share, at least annually, the data and analysis it receives regarding NEO pay equity at peer group companies with the full board of directors or an appropriate committee to assist in evaluating succession planning. In support of this suggested feature, the Proposal opines that "large CEO to NEO pay ratios may indicate inadequate succession planning." Although the Company fails to understand how data regarding NEO pay equity at peer group companies would illuminate any suggested "inadequacies" in the Company's succession planning or meaningfully inform the Company's current succession plans, this information is nonetheless already available to the full board and its executive committee. Section II of the Company's Corporate Governance Guidelines charges the executive committee of the Company's board of directors with annually reviewing and discussing the Company's succession plan for its senior executives. See Abercrombie & Fitch Co., Corporate Governance Guidelines (available on the "Corporate Governance" subsection of "Investor Relations" section of the Company's website at: www.abercrombie.com). Section II of the Company's Corporate Governance Guidelines also provides that "information and materials that are important to the directors' understanding of the business to be conducted at a Board or committee meeting shall, to the extent practical, be distributed sufficiently in advance of each meeting to permit meaningful review." See id. Moreover, Section IV of the Company's Corporate Governance Guidelines guarantees that directors have "full and unrestricted access to management, other associates and the books and records of the Company." Because the Proposal calls for the presentation of peer group company data and analyses to the executive committee when such information is already provided and/or freely accessible, the Company believes that it already substantially implements the Proponent's third request.

Finally, the Proposal requests that the Company disclose on its website or in its proxy statement the role of internal pay equity considerations in the determination of NEO compensation. The Company's CD&A explains how the compensation committee evaluates each NEO's responsibilities, experience and expertise, in addition to objective performance-based factors, in determining their individual compensation. It also explains, in great detail, the role of reviewing the compensation practices of peer group companies in evaluating the Company's executive compensation plans and programs. Each proxy statement's summary compensation table details each NEO's total compensation individually, thereby also reflecting the compensation committee's consideration of NEO pay equity and all differentiations in NEO compensation. The Company's compensation determinations may not adhere to arbitrary compensation ratios to the Proponent's liking, but nonetheless address the Proposal's policy objectives by discussing the myriad of factors that the compensation committee considers in establishing NEO compensation and by clearly disclosing any differentiations in

compensation among the Company's NEOs. Moreover, in light of recent clarifications by the Staff on disclosure pursuant to Item 402 of Regulation S-K, the Company will consider additional disclosure, as appropriate, in the Company's future proxy statements regarding the reasons for any material differences in the compensation of the Company's NEOs. See SEC, Div. of Corp. Fin., *Staff Observations in the Review of Executive Compensation Disclosure* (available at http://www.sec.gov/divisions/corpfin /guidance/execcomp disclosure.htm). Thus, the Company believes that it already substantially implements the Proponent's fourth request.

The Proposal asks the compensation committee to establish a formal policy regarding the role of NEO pay equity in the Company's executive compensation practices. To exclude the Proposal under Rule 14a-8(i)(10), the Company need not have exactly implemented the proposal or comply with all of the Proposal's particulars. See Release No. 34-20091; *Masco Corporation* (avail. Mar. 29, 1999). While the Company does not have a formal NEO pay equity policy, the compensation committee's established executive compensation practices and the Company's existing corporate governance practices already address the substantive policies sought in the Proposal and effectively implement each of the Proposal's suggested policy features. Insofar as the Proposal seeks adoption of a policy by the compensation committee, the focus should not be on the absence of a formal NEO pay equity policy, but rather a comparison of the compensation committee's current considerations and the Company's previous actions with the substantive policy sought in the Proposal. See, e.g., *Bristol-Meyers Squibb Company* (avail. Mar. 17, 2006); *Intel Corp.* (avail. Feb. 14, 2005). The compensation committee's current considerations and the Company's previous actions serve, and substantially implement, the policy sought in the Proposal. The Staff has permitted the exclusion of proposals to adopt policies where the underlying policy goals have been substantially implemented under Rule 14a-8(i)(10), and the Company respectfully requests that the Staff confirm it will take no action if the Company excludes the Proposal as substantially implemented.

IV. Conclusion

Based upon the foregoing analysis, we respectfully request confirmation that the Staff will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We will gladly provide you with any additional information and answer any questions you may have regarding this matter.

When a written response to this letter becomes available, please fax the letter to me at (614) 283-8663. In the meantime, if I can be of any further assistance in this matter, please call me at (614) 765-4281.

Very truly yours,

David S. Cupps
Senior Vice President, General Counsel
and Secretary

Enclosures

cc: Mr. Howard G. Rifkin, Deputy Treasurer of the State of Connecticut

DENISE L. NAPPIER
TREASURER

State of Connecticut

Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

November 8, 2007

Lauren J. Brisky
Chair, Compensation Committee
Abercrombie & Fitch
6301 Fitch Path
New Albany, OH 43054
Attention: Secretary

Dear Ms. Brisky:

I am writing on behalf of the Connecticut State Treasurer Denise L. Nappier, who is the principal fiduciary of the $25 billion Connecticut Retirement Plans and Trust Funds (CRPTF). The CRPTF currently owns 22,250 shares of Abercrombie & Fitch stock valued at approximately $1.77 million.

As long-term owners, we take a keen interest in compensation policies and practices, which we believe are important not only in their own right as incentives but also for what they communicate about a company's culture and the board's stewardship. We write today because we are concerned about the significant disparity between the compensation of your chief executive officer and that of the second highest compensated named executive officer (NEO). According to information from your 2007 Compensation Analysis and Discussion (CD&A) the CEO earns 6.16 times more than the second NEO and previous year data appears to support our concerns. Credit rating agency Moody's examines the relationship between the compensation of a company's CEO and the other senior executives; too large a disparity (greater than 2.5 times the second highest earner) suggests "key-person" risk and too much authority in the hands of the CEO.[1]

The issue of internal pay equity, the relationship between compensation at different levels of a company, has recently begun to emerge as an important indicator of governance and management risk. In fact, a study[2] last year found that companies with CEOs who earn a large percentage of the total top five executive compensation are associated with lower firm value. That study also found that companies with disproportionately high CEO pay generally have weaker shareholder rights, more management-entrenching governance provisions and unchanged performance when CEOs turnover.

High levels of pay disparity may highlight a company culture that discourages teamwork and puts excessive emphasis on the CEO's contributions. A large divergence between CEO and other top executive compensation implies also that there is a chasm in ability and performance between the individuals at those two levels. This in turn suggests that the board may not be adequately planning for internal CEO succession. Because CEOs hired from outside a company are generally costlier than those

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[1] Eduardo Porter, "More than Ever, it Pays to be the Top Executive," New York Times (May 25, 2007).
[2] Lucian Bebchuk, Yaniv Grinstein and Urs Peyer, "Pay Distribution in the Top Executive team" (Dec.2006), available on www.ssrn.com

promoted from within, and because poorly planned transitions can be disruptive, failure to engage in succession planning has real consequences for shareholders. General Electric CEO Jeffrey Immelt has stated that companies should correct large disparities in pay between the CEO and the key team, which he defines as the top 25 managers. Likewise, Intel and DuPont are among other companies that have included executive pay multipliers as key factors in determining executive pay.

Institutional investors and key financial market intermediaries are beginning to scrutinize succession planning more closely: For example, Moody's stated in an October 2004 report that it found inadequate succession planning at one of every three companies it reviewed and noted that a significant number of directors interviewed expressed concerns about succession planning.[3] And the membership of the Council of Institutional Investors is currently discussing a policy on CEO succession planning.

In reviewing Abercrombie's CD&A, we could not find an explanation for the pay disparity between the CEO and the next highest paid NEO. For this reason, we would appreciate it if you would respond in writing to the following questions:

- What is the Compensation Committee's explanation for the pay disparity between the CEO and the second highest earning NEO?
- Does the Compensation Committee examine internal pay equity at the executive level in terms of its consequences for succession planning?
- Does the Committee have a written policy on internal pay equity and if so, please describe the contents and location of such policy.
- Would the Committee be willing to adopt a written policy for the 2008 CD&A?

We look forward to your response on or before December 3, 2007. If you do not reply, or if your reply does not address the questions outlined above, we may consider filing a shareholder proposal in order to raise these issues more broadly with our fellow shareholders.

If you have any questions, please contact Donald Kirshbaum, Investment Officer for Policy at 860-702-3164.

Sincerely,

Howard G. Rifkin
Deputy Treasurer

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[3] "Moody's Findings on Corporate Governance in the United States and Canada: August 2003-September 2004," at 15-16 (Oct. 2004).

Abercrombie & Fitch

December 20, 2007

Howard G. Rifkin
Deputy Treasurer
State of Connecticut
Office of the Treasurer
55 Elm Street
Hartford, CT 06106-1773

Dear Mr. Rifkin:

Thank you for your letter on behalf of Connecticut State Treasurer Denise L. Nappier, who you indicate is the principal fiduciary of the Connecticut Retirement Plans and Trust Funds (the "CRPTF"). We appreciate CRPTF's interest and investment in Abercrombie & Fitch Co. ("A&F").

Your letter raises a number of interesting issues regarding executive compensation policies and practices, particularly with respect to internal pay equity. I can assure you that the Compensation Committee considers a broad range of factors, including internal pay equity, in connection with its determination of A&F's compensation policies as they relate to our Chief Executive officer, Michael S. Jeffries, and the other Named Executive Officers (the "NEOs") set forth in the proxy statement for our annual meeting.

As you know, the SEC significantly changed the compensation disclosure landscape with its landmark release on "Executive Compensation and Related Person Disclosure" that became effective on November 7, 2006. Pursuant to these new rules, A&F prepared its first Compensation Discussion and Analysis ("CD&A") for inclusion in the proxy statement for the 2007 Annual Meeting of Stockholders, which was held on June 13, 2007. As is required by the SEC rules, the Compensation Committee reviewed the CD&A and discussed it with management and, based upon such review and discussion, recommended to the Board of Directors that the CD&A be included in the proxy statement, as it was.

The Committee was an active participant in the preparation of the CD&A, along with its advisers. In this regard, the Compensation Committee uses the services of independent counsel, Gibson Dunn & Crutcher LLP, and an independent compensation consultant, Pearl Meyer & Partners, Inc., whose only services for A&F are at the direction of the Compensation Committee.

P.O. Box 182168, Columbus, OH 43218 tel 888.856.4480

With respect to internal pay equity, I believe several considerations are specifically relevant to A&F. First, Mr. Jeffries is not a typical CEO of the sort that is addressed by compensation theorists. Nor is the fashion industry, in which fortunes rise or fall based on the success of one or more seasonal fashion lines, a typical industry. He is in effect a founder CEO whose personality and intellect is the heart and soul of A&F, not unlike other founder CEOs, such as Ralph Lauren and Tommy Hilfiger, who personify their companies. More than being simply the principal executive officer, Mr. Jeffries is a visionary merchant with few, if any, peers. While carrying out the role of CEO, Mr. Jeffries is also the principal person who determines the appearance of the seasonal fashion lines on which the Company's continued success depends. In many companies, it takes a large team to develop and execute corporate strategy: At A&F, the marketing and merchandising genius of Mr. Jeffries has taken the company to new heights during his tenure as CEO.

Secondly, although Mr. Jeffries's compensation is determined almost entirely pursuant to the terms of his employment agreement, primarily the 2003 agreement, last amended in 2005, and which runs through December 31, 2008, his compensation package has been and continues to be aligned with A&F's operating performance, and it reflects the value that he and his management team have generated for our shareholders. For example, in fiscal year 2006, A&F's market-cap growth, including dividends paid to shareholders, added $1.574 billion to shareholders' wealth, and it appears that 2007 will be another good year for A&F and its shareholders.

Finally, we continue to be pleased with Mr. Jeffries' leadership initiatives which foster a culture of genuine teamwork among the next generation of leaders of A&F.

I appreciate the attention you have focused on this issue, and I will be sure to bring it to the attention of the full Compensation Committee. Once again, I thank you for your continued interest in A&F. If you have any questions, please feel free to contact me.

Very truly yours,

Lauren J. Brisky
Chair, Compensation Committee
Abercrombie & Fitch Co.

DENISE L. NAPPIER
TREASURER

State of Connecticut

Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

January 7, 2008

David Cupps
Senior Vice President, General Counsel &
Secretary
Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, Ohio 43054

Dear Mr. Cupps:

The purpose of this letter is to submit the attached shareholder resolution on behalf of the Connecticut Retirement Plans & Trust Funds ("CRPTF") for consideration and action by shareholders at the next annual meeting of Abercrombie & Fitch Co.

I hereby certify that CRPTF has been a shareholder of the minimum number of shares required of your company for the past year. Furthermore, as of January 3, 2008, the CRPTF held 22,350 shares of Abercrombie & Fitch valued at approximately $1,761,403. The CRPTF will continue to own Abercrombie & Fitch through the annual meeting date.

Please do not hesitate to contact Donald Kirshbaum, Investment Officer for Policy at (860) 702-3164, if you have any questions or comments concerning this resolution.

Sincerely,

Howard G. Rifkin
Deputy Treasurer

RESOLVED, that stockholders of Abercrombie & Fitch Co. ("Company") ask the Compensation Committee ("Committee") of the Board of Directors ("Board") to adopt a policy regarding internal pay equity—the relationship between the compensation received by the chief executive officer and the compensation received by other named executive officers ("NEOs") whose compensation is disclosed in the proxy statement. The policy should include the following:

- The Committee should receive data on internal pay equity at peer group companies at least annually.
- The Committee should consider internal pay equity in (a) the establishment, modification and termination of senior executive pay plans and programs and (b) making specific awards under those plans and programs.
- The Committee should provide the internal pay equity data it receives, as well as any analysis performed by it or its outside advisors, to the Board as a whole (or an appropriate Board committee) at least annually to assist in evaluating succession planning.
- The Company should disclose to stockholders on its website or in its proxy statement the role of internal pay equity considerations in the process of setting compensation for the CEO and other NEOs.

Supporting Statement

We are concerned about the significant disparity between the compensation of your chief executive officer and that of the second highest compensated named executive officer (NEO). According to the information you provide in the 2007 Compensation Discussion and Analysis (CD&A), the CEO earns a significantly higher salary than the second-highest-paid NEO. Data from previous years appears to support our concerns.

As long-term stockholders, we favor executive compensation policies that create appropriate incentives, reflect executives' contributions to value creation and tie pay to company performance. When the CEO's compensation far outstrips the pay received by other top executives, it suggests that executives' incentives may be misaligned or that the CEO may be reaping an inordinately large share of compensation paid to senior executives. A study by Lucian Bebchuk and two coauthors found that companies where the "CEO Pay Slice" (the proportion of top-five officer compensation paid to the CEO) was largest had lower firm value, weaker shareholder rights and lower sensitivity of CEO turnover to performance than companies with smaller CEO Pay Slices.

We also believe that large CEO to NEO pay ratios may indicate inadequate succession planning, since large disparities may be seen as reflecting significant differences in contribution and ability. Shareholders bear the cost of poor succession planning in the form of chaotic transitions and the need to recruit more expensive outside executives. George Paulin, CEO and chair of compensation consultant Frederic W. Cook, has argued that the "single biggest factors contributing to executive compensation

inflation are outside recruiting, and negotiating with someone who you can't afford to lose because there is no replacement." (Winter 2007 Compensation Standards Newsletter, available at http://www.compensationstandards.com/Newsletters /issue/2007_winter.pdf)

We urge stockholders to vote for this proposal.

ABERCROMBIE & FITCH CO.

CORPORATE GOVERNANCE GUIDELINES

(Adopted by Resolution of the Board of Directors on June 14, 2006)

The Board of Directors (the "Board") of Abercrombie & Fitch Co. (the "Company") has adopted these Corporate Governance Guidelines (the "Guidelines") to promote the effective functioning of the Board and its committees and to reflect the Company's commitment to the highest standards of corporate governance. The Board shall periodically review and amend these Guidelines as it deems necessary or appropriate.

I. Director Qualifications and Board Composition

Election and Selection of Directors.

Except as discussed below with respect to vacancies, the directors are elected by the Company's stockholders at the Annual Meeting of Stockholders. Nominations for the election of directors at the Company's Annual Meeting of Stockholders may be made by the Board (or a committee of the Board) or by any stockholder entitled to vote in the election of directors at the applicable Annual Meeting, in accordance with the Company's Amended and Restated Bylaws (the "Bylaws").

The Board's Nominating and Board Governance Committee shall be responsible for identifying and recommending to the full Board qualified nominees for election at the Company's Annual Meeting of Stockholders. The Board, taking into account the recommendations of the Nominating and Board Governance Committee, shall be responsible for the final selection of the nominees for election at the Company's Annual Meeting of Stockholders.

All incumbent directors and director nominees are encouraged to attend each Annual Meeting of Stockholders of the Company.

The Board delegates the process of screening director candidates to the Nominating and Board Governance Committee, which may solicit advice from other members of the Board. The Nominating and Board Governance Committee may seek advice from the Chairman of the Board or the Chief Executive Officer (if a different individual than the Chairman of the Board) regarding director candidates. The Board, taking into account the recommendations of the Nominating and Board Governance Committee, shall select the individual to fill any vacancy in an existing directorship or a newly-created directorship.

In identifying and selecting a nominee, the Board and the Nominating and Board Governance Committee shall consider (1) the nominee's independence, judgment, strength of character, ethics and integrity; (2) the nominee's business or other relevant experience and skills and knowledge useful to the oversight of the Company's business; and (3) such other factors as they conclude are appropriate in light of the needs of the Board. The Board and the Nominating and Board Governance Committee shall also consider whether a potential nominee has the ability to devote sufficient time to carry out his or her responsibilities as a director in light of

such potential nominee's occupation and the number of boards of directors of other public companies on which he or she serves.

The Board as a whole should have competency in the following areas, with at least one director contributing knowledge, experience and skill in each area: (i) accounting and finance; (ii) business judgment; (iii) management; (iv) industry knowledge; (v) leadership; and (vi) strategy/vision.

Independence.

A majority of the directors of the Company shall meet the criteria for independence required by the applicable sections of the New York Stock Exchange ("NYSE") Listed Company Manual (the "NYSE Rules") and any other applicable laws, rules and regulations. The Board shall review annually the relationship(s) that each director has with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). Relationships may include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others. Following each annual review, only those directors who the Board affirmatively determines have no material relationship with the Company will be considered independent directors, subject to any additional qualifications prescribed under the applicable NYSE Rules. The basis for any determination that a relationship is not material shall be disclosed in accordance with applicable rules and regulations (the "SEC Rules") of the Securities and Exchange Commission (the "SEC") and applicable NYSE Rules.

The Board shall also monitor its compliance with applicable NYSE Rules and all other applicable laws, rules and regulations relating to the independence of directors on an on-going basis. Each independent director shall notify the Chair of the Nominating and Board Governance Committee, as soon as practicable, in the event his or her circumstances change in a manner that may affect the Board's evaluation of his or her independence.

Board Size and Classification.

Until changed by the directors or the stockholders of the Company in accordance with the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Company's Bylaws, the Board shall consist of a number of directors not less than four (4) nor more than thirteen (13), with the exact number of directors to be the number set from time to time by resolution adopted by the affirmative vote of a majority of the whole Board (i.e., the total number of directors which the Company would have if there were no vacancies). The Board shall periodically assess the size of the Board to ensure that it is neither too small to maintain the requisite expertise nor too large to be functional.

The Board shall be divided into three (3) classes: Class A, Class B and Class C. The number of directors in each class shall be determined in accordance with the Certificate of Incorporation. One class of directors shall be elected every year, such that each class shall serve for a three-year term.

Term/Age Limits.

The Board does not believe it is advisable to establish arbitrary term or age limits on directors' service. As part of its responsibilities, the Nominating and Board Governance Committee shall evaluate each incumbent director's qualifications, performance and ability to continue to contribute productively before recommending the nomination of that director for an additional term. The Board's self-evaluation process described below is also an important determinant of director tenure.

Limitation on Board Service.

No member of the Board shall simultaneously serve on the boards of directors of more than three public companies other than the Company. A director shall notify the Chairman of the Board prior to becoming a director of another public company in order to avoid potential conflicts of interest and to address whether the aggregate number of directorships held by such director would interfere with his or her ability to carry out his or her responsibilities as a director of the Company. In the event that the Board determines that the additional directorship constitutes a conflict of interest or interferes with such director's ability to carry out his or her responsibilities as a director of the Company, such director, upon the request of the Board, shall either offer his or her resignation or not accept the other directorship.

II. Board Responsibilities and Operation

Basic Responsibility.

In accordance with the Bylaws and Delaware law, the business and affairs of the Company are managed by, and under the direction of, the Board which serves as the ultimate decision-making body of the Company, except for those matters reserved to (or shared with) the stockholders. The basic responsibility of the directors is to exercise their business judgment to act in what they reasonably believe to be the best interests of the Company and its stockholders.

The Company's business is conducted by its officers and associates under the direction of the Chief Executive Officer and the oversight of the Board. The Board is elected by the stockholders of the Company to oversee management and to ensure that the long-term interests of the stockholders are being served. The directors shall, as appropriate, take into consideration the interests of other stakeholders, including associates, customers and the members of the communities in which the Company operates.

Code of Business Conduct and Ethics.

The Board believes that in order to oversee the successful perpetuation of the Company's business, the Board should set policies (the "Code of Business Conduct and Ethics") regarding: (i) conflicts of interest; (ii) corporate opportunities; (iii) confidentiality; (iv) fair dealing; (v) protection and proper use of Company assets; (vi) compliance with laws, rules and regulations; and (vii) such other matters as the Board deems appropriate. The Code of Business Conduct and Ethics should encourage the reporting of unethical or illegal behavior and ensure prompt and consistent action against violations of the Code of Business Conduct and Ethics. Any waivers to the Code of Business Conduct and Ethics for directors or executive officers may only be made

by the Board or a Board committee, if so delegated, and must be publicly disclosed in a prompt manner as required by applicable NYSE Rules and SEC Rules.

Board Meetings.

Schedule and Participation. The Board shall hold regular meetings at least four times each year and special meetings as necessary or appropriate. The directors are encouraged to attend all Board and applicable committee meetings in person and should not participate by telephone unless such meetings are designated as telephonic meetings or telephonic participation is necessary due to unavoidable circumstances. The directors are expected to devote the time needed and meet as frequently as necessary to properly discharge their responsibilities as directors.

Agenda. The Chairman of the Board shall establish the agenda for each Board meeting. Any director may request that a subject be included on the agenda and may raise a subject that is not on the agenda at any meeting.

Advance Materials. Information and materials that are important to the directors' understanding of the business to be conducted at a Board or committee meeting shall, to the extent practical, be distributed sufficiently in advance of each meeting to permit meaningful review. The method of distribution may include, but is not limited to: (i) electronic means such as e-mail; (ii) regular mail; (iii) fax; (iv) courier; or (v) overnight mail. Directors are expected to review such materials prior to the meeting. It is recognized that certain exigent circumstances may cause written materials to be unavailable in advance of a meeting.

Executive Sessions of Non-Management Directors.

The non-management directors shall meet (without management present) at regularly scheduled meetings at least twice each year and at such other times as the non-management directors deem necessary or appropriate. Each executive session shall be chaired by one of the nonmanagement directors, as determined prior to or at the beginning of each executive session by the non-management directors. In addition, the independent directors shall meet at least once each year in executive session with only the independent directors present.

Succession Planning.

The Executive Committee shall annually review and discuss the Company's succession plan for the Chief Executive Officer and each of the Company's other members of senior management, including plans for succession in the event of an emergency. The Chief Executive Officer shall annually meet with the Executive Committee to discuss his recommendations with respect to succession planning for the members of senior management and management development.

Annual Board Evaluation.

The Nominating and Board Governance Committee shall lead the Board in an annual self-evaluation process to determine whether the Board and the Board committees are functioning effectively. The Nominating and Board Governance Committee shall receive comments from all of the directors, review such comments and report annually to the Board with an assessment of the Board's and each Board committee's performance. The assessment shall focus on the performance and qualifications of the individual directors, the Board's (and each Board committee's) contribution as a whole to the Company and those areas in which the Board, any Board committee and/or individual directors could improve. In reviewing the performance of individual directors, consideration should be given to each individual's skills and expertise, group dynamics, core competencies, personal characteristics, accomplishment of specific responsibilities, attendance, participation and candor.

III. Board Committees

Committees.

The Board has four standing committees: the Audit Committee, the Compensation Committee, the Executive Committee and the Nominating and Board Governance Committee. The Board may establish other committees or disband existing committees as it deems necessary or appropriate, subject to the provisions of the Bylaws and any applicable laws, rules and regulations. Each of the committees shall have the authority and responsibilities delineated in the Bylaws, the Board resolutions creating such committee and any applicable charter.

Appointment.

The Board, taking into account the recommendations of the Nominating and Board Governance Committee, shall appoint the members of each committee. Each member of the Audit Committee, the Compensation Committee and the Nominating and Board Governance Committee shall meet the criteria for independence required by the applicable NYSE Rules and any other applicable laws, rules and regulations.

Charters.

Each of the Audit Committee, the Compensation Committee and the Nominating and Board Governance Committee shall have its own written charter which complies with the applicable NYSE Rules and any other applicable laws, rules and regulations. Each charter shall at a minimum set forth the purposes and responsibilities of the applicable committee, the qualifications for committee membership, the procedures for committee member appointment and removal, committee structure, operations and meetings and committee reporting to the Board. Each charter shall also require the applicable committee to annually evaluate its performance and review the adequacy of its charter. These Guidelines and each charter shall be posted on the Company's website, and shall be available in print to any stockholder of the Company who requests it.

IV. Access to Management and Advisors

Access to Management.

Directors shall have full and unrestricted access to management, other associates and the books and records of the Company, provided any such contact does not interfere with the operation of the Company's ordinary business. At the request of the Chairman of the Board, members of senior management may be invited to attend Board meetings to present information concerning the Company's business within their areas of responsibility.

Access to Advisors.

The Board and its committees shall have the authority at any time to select, retain, at the Company's expense, and terminate such financial, legal and other advisors as they deem necessary or appropriate to discharge their responsibilities.

V. Chairman of the Board and Chief Executive Officer

The Company has no fixed rule regarding whether the offices of the Chairman of the Board and the Chief Executive Officer should be vested in the same individual or two different individuals. These offices have at times been combined and at times separated. The Board believes that the combination or separation of these offices should continue to be considered as part of the succession planning process.

VI. Chief Executive Officer Evaluation

The Compensation Committee shall annually evaluate the Chief Executive Officer's performance and report its conclusions to the Board, in each case as set forth in the charter of the Compensation Committee.

VII. Director Compensation

The Compensation Committee, in accordance with its charter, shall annually review and approve the compensation policy for the Company's non-associate directors and the form and amount of compensation for the non-associate directors.

In determining the compensation for the non-associate directors, the Compensation Committee shall consider the director compensation policies and practices at the Company's principal competitors and other comparable companies to ensure that the compensation (both direct and indirect forms) paid to the Company's directors is reasonable.

The members of committees are entitled to receive such fees as the Compensation Committee determines. The compensation received by members of the Audit Committee is specifically limited to those fees paid for their service as a director and member or chair of any committees of the Board.

The directors who are associates of the Company or any of its subsidiaries shall not receive any compensation for their services as directors.

VIII. Board Communications

Disclosure Policy.

The Board believes that it is imperative that timely and accurate disclosure in compliance with applicable laws, rules and regulations is made on all material matters, including: (i) the Company's financial condition; (ii) the Company's financial performance; (iii) foreseeable risk factors for the Company; (iv) ownership of the Company; and (v) the amount and nature of equity compensation paid to directors and senior management of the Company.

The Company has a responsibility to furnish information that is honest, intelligible, meaningful, timely, and broadly disseminated. The Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer of the Company shall be responsible for the dissemination of such information to the public. A director or senior executive may act to disclose information about the Company if authorized to do so in advance by the Chief Executive Officer, the Chief Operating Officer or the Chief Financial Officer of the Company or by the Board.

Board's Interaction with Institutional Investors, Press, Customers, etc.

Directors receiving inquiries about the Company should interact with the press and other third parties only in concurrence with the Chief Executive Officer, the Chief Operating Officer or the Chief Financial Officer of the Company.

IX. Director Orientation and Continuing Education

The Company shall maintain a director orientation program for its new directors to ensure that they are fully informed of their responsibilities as directors. The orientation program shall include familiarizing new directors with the Company's business, its strategic plans, its significant financial, accounting and risk-management issues, its compliance programs (including compliance with SEC reporting obligations and NYSE Rules), its Code of Business Conduct and Ethics, its members of senior management and its internal audit function and independent auditors. The new directors shall also be introduced to such other members of management and representatives of the Company's outside legal, accounting and other advisors, as is appropriate to familiarize them with the resources available to them.

It is expected that management shall from time to time make presentations to or arrange educational programs for the Board on different aspects of the Company's business, which may include business strategy, risk management, financial reporting, products and services, industry trends and developments, corporate governance and any other relevant and appropriate topics. Directors are also encouraged to take advantage of any other available educational opportunities that would further their understanding of the Company's business and enhance their performance on the Board, including programs sponsored by universities, stock exchanges or other organizations or consultants.

X. Direct Stockholder Communication with Board

Stockholders of the Company seeking to communicate with the Board, including communication of concerns relating to accounting, internal accounting controls, audit matters, fraud or unethical behavior, may do so by writing to the directors at the following address: Abercrombie & Fitch Co., 6301 Fitch Path, New Albany, Ohio 43054, Attention: Secretary.

Information regarding these methods of communication shall be set forth on the Company's web site, www. abercrombie.com, under "Investor Relations."

2007 WL 1125504 (S.E.C. No - Action Letter)

(SEC No-Action Letter)
*1 Wal-Mart Stores, Inc.

Publicly Available March 27, 2007

SEC LETTER

1934 Act / s -- / Rule 14a-8

March 27, 2007Publicly Available March 27, 2007

Re: Wal-Mart Stores, Inc.

Incoming letter dated January 24, 2007

The proposal requests that the board's executive compensation committee establish a pay-for-superior-performance standard in the company's executive compensation plan by incorporating certain principles into the plan.

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Tamara M. Brightwell
Special Counsel

LETTER TO SEC
January 24, 2007

U.S. SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549Re: Notice of Intent to Omit from Proxy Materials Shareholder Proposal of Central

Laborers' Pension Fund

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart," or the "Company") files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2007 Annual Shareholders Meeting (the "2007 Proxy Materials"). The Proposal was submitted by Central Laborers' Pension Fund (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2007 Proxy Materials for the reasons described below. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Wal-Mart intends to commence the printing of the 2007 Proxy Materials on or about April 12, 2007, so that it may begin mailing the 2007 Proxy Materials no later than April 16, 2007. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

I. The Proposal

Wal-Mart received the Proposal by facsimile transmission on December 12, 2006. The Proposal asks shareholders to adopt a resolution (the "Resolution") that requests the Company's Board of Directors' (the "Board") "Executive Compensation Committee" to establish a "pay-for-superior-performance" standard in the Company's compensation plan for senior executives (the "Program") by incorporating into the Program three principles described in part III below.

II. Background Information

***2** *The Program.* As was disclosed in the Company's proxy statement relating to its annual shareholders meeting held on June 3, 2006 (the "2006 Proxy Statement"), the principal components of each of its senior executive officers' (the "Executive Officers") annual compensation are (i) a base salary, (ii) an annual cash incentive payment (the "Incentive Payment") under the Wal-Mart Stores, Inc. Management Incentive Plan (the "MIP"), (iii) restricted stock awards granted to newly employed Executive Officers, for retention purposes, and in other limited circumstances (the "Restricted Stock"), (iv) a grant of performance shares ("Performance Shares") under the Wal-Mart Stores, Inc. Stock Incentive Plan of 2005 (the "Stock Incentive Plan"), and (v) a grant of stock options under the Stock Incentive Plan ("Stock Options").

The Company also makes a contribution on behalf of each Executive Officer to the Company's Profit Sharing/401(k) plan (the "Profit Sharing Plan") and, to the extent the contribution to the Profit Sharing Plan would exceed limits set by Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), to a supplemental executive **retirement plan** (the "Wal-Mart SERP"). The aggregate amount

the Company contributes on behalf of the Executive Officers to the Profit Sharing Plan and the Wal-Mart SERP in any year is determined based on the same formula used to determine the contributions to those plans on behalf of all other employees of the Company eligible to participate. As disclosed in the 2006 Proxy Statement, the Executive Officers receive certain other compensation from the Company, such as payments under deferred compensation programs and certain health care benefits and perquisites.

The Board's Compensation, Nominating and Governance Committee (the "CNGC") determines the compensation of the Chief Executive Officer (the "CEO") and, in consultation with the CEO, determines the compensation of the other Executive Officers. In determining the annual compensation to be paid to an Executive Officer, the CNGC first establishes a target for the total direct compensation for that Executive Officer. In setting those targets, the CNGC considers, among other factors, the compensation paid to executives in similar positions to the Executive Officers at a group of other retail companies whose common stock is publicly traded (the "Retail Group") and, as a result of the significant size of the Company and its operations, especially relative to other retailers, at the fifty United States-based companies with the largest market capitalization (the "Top 50").

By design, the Program places the most substantial portion of potential total compensation of each Executive Officer at risk, and makes that Executive Officer's right to receive certain parts of that compensation dependent on the Company's achievement of certain financial performance goals or increases in the market value of the Company's stock. The aggregate of any Incentive Payment made and the value of the Performance Shares and shares of Restricted Stock that may ultimately vest and the actual, realizable value of the Stock Options awarded to an Executive Officer as to a fiscal year has the potential to be substantially greater or substantially less in amount than the aggregate amount of the other compensation paid or awarded to that Executive Officer as to that fiscal year.

*3 *The Incentive Payment Component.* The Incentive Payments that may be received by the Executive Officers under the MIP are cash payments payable as to a particular fiscal year. Whether an Executive Officer receives an Incentive Payment and the amount of any Incentive Payment received will depend on whether the Company achieves certain pre-determined performance goals the CNGC deems appropriate based on one or more financial performance measures. The CNGC determines the financial performance measures to be used and sets the particular performance goals based on those measures. The amount of the potential Incentive Payment for a fiscal year is a percentage of the recipient's base salary for that fiscal year, which is tied to achievement of certain performance goals set by the CNGC. If the particular threshold goals are not achieved for a particular fiscal year, the Executive Officers will not receive an Incentive Payment. An Executive Officer will receive the maximum Incentive Payment only if the Company meets or exceeds the highest performance goal set by the CNGC.

The Restricted Stock Component. The Company grants shares of Restricted Stock to

Executive Officers from time to time for the limited purposes noted above. Some or all of the Executive Officers may not receive an award of Restricted Stock as to a fiscal year. As noted in the 2006 Proxy Statement, in the fiscal year ended January 31, 2006 ("fiscal 2006"), the Company awarded shares of Restricted Stock to certain Executive Officers for retention purposes, the vesting of which was dependent on the achievement by the Company of certain revenue growth in the fiscal year to end January 31, 2007 ("fiscal 2007"), compared with revenues for fiscal 2006. If that goal is met, those particular shares will vest over a five-year period subject to the Executive Officer's continued employment with the Company. Shares of Restricted Stock which have such performance-related vesting requirements are referred to as "Performance-Based Restricted Stock" herein.

The Performance Share Component. The Performance Shares represent the right to receive shares of the Company's common stock (or their cash equivalent) if the Company meets certain financial performance goals (that are based on certain financial performance measures) over a pre-determined performance cycle (typically three years). If the Company fails to achieve the threshold goals set by the CNGC, the Performance Shares awarded to an Executive Officer will not vest. If the threshold goals are achieved, the number of the Performance Shares that will vest, up to the pre-set maximum number of Performance Shares, will depend on the extent to which the Company's performance exceeds the threshold goals and meets other pre-set performance goals in excess of the threshold goals.

The Stock Option Component. The Stock Options granted to Executive Officers and other employees of the Company are with respect to shares of the Company's common stock and typically vest annually in equal installments over a five year period subject to the continued employment of the option holder.

III. <u>The Proposal has been Substantially Implemented and is Excludable under Rule 14a-8(i)(10)</u>

*4 Under Rule 14a-8(i)(10), a shareholder proposal is excludable from a company's proxy materials if "the company has already substantially implemented the proposal." As the Staff has noted, a proposal need not be specifically implemented to be excluded under the principles of Rule 14a-8(i)(10). *See* Release 34-20091 (August 16, 1983) (stating that a company need not have "fully" implemented a proposal to avail itself of an exclusion under the provision of the precursor of the current version of Rule 14a-8). Pursuant to that interpretation, the Staff has stated that a determination that a company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal. *See* Texaco Inc. (available March 29, 1991). As amended in 1998, Rule 14a-8 reflects the view of the 1983 interpretation by adopting the current language of Rule 14a-8(i)(10). In addition, in responding to no-action requests, the Staff has concurred in the past that a company need not comply with every particular of a proposal in order for the proposal to be substantially implemented. For example, the Staff has permitted exclusion of a proposal under the principle of substantial implementation where the company had im-

plemented a number, but not all, of the parts of a multi-part proposal. *See* Columbia/HCA Healthcare Corp. (available February 19, 1998) (concurring that a proposal could be excluded where the company had implemented three of four actions requested by the proposal).

The Proposal seeks to have the Program include a "pay-for-superior-performance" standard, making Executive Officers' compensation largely dependant on the Company performing at pre-determined levels of financial performance. In the supporting statement that is part of the Proposal (the "Supporting Statement"), the Proponent notes its belief that the Program fails to promote a "pay-for-superior-performance" principle. The Proponent appears to define superior performance as financial performance that exceeds, by any amount, no matter how slight, the median or mean performance of a peer group of companies of the Company's choice as gauged by certain financial performance criteria. The Resolution proposes that the Company implement the "pay-for-superior-performance" standard by including in the Program the three principles discussed below.

A. <u>The Program Utilizes Defined Performance Criteria</u>

The Resolution requests inclusion in the Program of the principle that:

> The annual incentive or bonus component of the [Program] utilize defined financial performance criteria that can be benchmarked against a disclosed peer group of companies and provide that an annual bonus is awarded only when the Company's performance exceeds its peers' median or mean performance on the selected financial criteria ("Principle 1").

The Program has substantially implemented Principle 1. The Incentive Payments represent the annual incentive component of the Program. The Program does not contain any provision for the payment of any annual bonus that is not tied to specific performance goals. As described in Section II, the Company makes Incentive Payments to the Executive Officers only if the Company's financial performance achieves a pre-established threshold financial performance goal in the fiscal year as to which the Incentive Payment may be made.

*5 The Company has disclosed and will continue to disclose the financial performance measure or measures on which the specific performance goals for payment of Incentive Payments for a particular fiscal year are based. As a result, the Company uses goals based on performance measures, such as pre-tax profit, that easily permit the benchmarking of the Company's performance against any peer group of companies the shareholders choose.

Although the conditions that must be met for payment of the Incentive Payments under the MIP are not tied to the Company achieving performance exceeding "its peers' median or mean performance on the selected financial criteria," as noted above, the Company must achieve certain levels of financial performance before the Executive Officers are entitled to receive any annual incentive payment. The Company, as measured by net sales, net income, and other relevant measures of size, is significantly larger than the other members of the Retail Group, which is a

relevant peer group for compensation purposes. As a result, tying the Executive Officers' rights to receive even the minimum amounts of the Incentive Payments to the median or mean levels of performance within the Retail Group as measured by relevant financial measures, such as pre-tax profit, would be contrary to the notion of pay-for-superior performance in the context of the Company. Tying the Incentive Payments to the performance of the Retail Group gauged by, for example, the amount of pre-tax profits earned could increase the probability that the Incentive Payments will be payable as opposed to the requirement that certain goals specific to the Company be met. As a result, doing so would defeat the principal goal of the Proposal of implementing the "pay-for-superior-performance" standard. In addition, because certain Executive Officers' payments may depend in part on the performance of certain operating divisions of the Company, tying the payment of incentives solely to the performance of members of the Retail Group is highly impractical. The Program already has relevant performance goals that must be met before annual incentives are paid to the Executive Officer, and the Company submits that those goals are set at levels that embody a pay-for-superior-performance principle relating to the Incentive Payments.

B. <u>The Long-Term Compensation Component of the Program Utilizes Defined Financial Criteria</u>

The Resolution requests inclusion in the Program that:

> The long-term compensation component of the [Program] utilize defined financial and/or stock price performance criteria that can be benchmarked against a disclosed peer group of companies. Options, restricted shares, or other equity or non-equity compensation used in the [Program] should be structured so that compensation is received only when the Company's performance exceeds its peers' median or mean performance on the selected financial and stock price performance criteria ("Principle 2").

*6 The Program substantially implements Principle 2. As mentioned above, whether an Executive Officer will receive the Performance Shares granted to him or her, and if so, the number he or she will ultimately receive, will depend on the Company's performance as measured against pre-determined performance measures over a relevant performance cycle. The same is true for Performance-Based Restricted Stock, which qualifies as long-term compensation because of its time-based vesting feature. As disclosed in the 2006 Proxy Statement, the CNGC set revenue growth in fiscal 2007 as the financial performance measure used in connection with the performance-based vesting requirement for the Performance-Based Restricted Stock.

The Company must meet the relevant threshold goals set by the CNGC before any Performance Shares awarded in January 2006 will vest for the Executive Officers, and must exceed the threshold performance goals by pre-determined amounts if more than the minimum Performance Shares are to vest. Likewise, the Company must exceed the performance goal set by the CNGC before the Performance-Based Restricted Shares awarded in fiscal 2006 may vest.

As noted above, the Company has, in the past, used financial performance measures,

such as revenue growth or average return on investment, which permit shareholders to benchmark the Company's performance against that of members of a peer group of companies, such as the Retail Group. Therefore, shareholders will continue to be able to compare the Company's performance as gauged by the measures announced with respect to any peer group the shareholders choose.

As to Stock Options, it should be noted that the Executive Officers may realize real and significant value from the Stock Options granted to them only if there is significant long-term appreciation in the market value of the Company's stock. As is the case with all stock options, the actual compensatory value of the Stock Options granted to an Executive Officer depends in a direct way on the performance of the Company's stock after the Stock Options are granted and become exercisable by the Stock Options' recipients. Consequently, the compensation that can actually be realized by the Executive Officer from those Stock Options, which is the excess of the market value over the strike price of those shares (typically, net of any shares withheld to pay the price of the Stock Options in a cashless exercise), will depend on the market value of the Company's stock after those Stock Options become exercisable, not on some construct such as the Black-Scholes value of the Stock Options. Thus, whether the Executive Officers receive actual compensation from the Stock Options and the value actually realized or realizable from those Stock Options can be readily benchmarked against the performance of the stock price compared to any peer group that the shareholders choose. This allows shareholders to determine whether the Executive Officers are receiving pay for superior performance of the Company's stock.

*7 Although the conditions to the vesting of any Performance Shares, Performance-Based Restricted Stock, or Stock Options awarded to an Executive Officer are not tied to the Company achieving performance exceeding "its peers' median or mean performance on the selected financial and stock price performance criteria," the Company must achieve certain levels of performance before the Performance Shares or Performance-Based Restricted Stock vest or the Stock Options have any actual, compensatory value to the Executive Officers. As is the case for the Incentive Payments, tying the vesting of any of these forms of long-term compensation to the performance of the median or mean of a group of companies, such as the Retail Group, could create a higher probability that such compensation will be payable than would the requirement that certain goals specific to the Company be met, and that could defeat the principal "**pay**-for-superior-performance" goal of the **Proposal**. The Company has performance-based triggers for the vesting of the Performance Shares and the Performance-Based Restricted Stock. The Company submits that those triggers are set at levels that embody a **pay**-for-superior-performance principle.

C. <u>The Program Allows **Shareholders** to Monitor the Pay and Performance Correlation</u>

The Resolution requests inclusion in the Program of the principle that:

> [Program] disclosure should be sufficient to allow **shareholders** to determine and monitor the **pay** and performance correlation established in the [Program] ("Principle 3").

The disclosures that the Company has previously made in its public filings substantially implement Principle 3. The Company has previously disclosed and will disclose in the future the performance measures on which the right of Executive Officers to receive payment of the Incentive Payments or **equity** with performance measures. The Company will provide information in its proxy materials and periodic reports that will be sufficient to permit **shareholders**: (i) to understand the performance measures relating to the payment of Incentive Payments and the vesting of **equity** with performance measures, as well as to determine how the Company's stock price must perform for Executive Officer's to realize actual, compensatory value from the Stock Options granted to them and (ii) to compare the Company's performance over the relevant periods that results in the Incentive Payments being made, in equity with performance measures vesting, or in the realization of actual, compensatory value from the Stock Options against the performance of a peer group of companies, such as the Retail Group.

As is demonstrated by the foregoing discussion, the Program and the Company's disclosure practices substantially implement the Proposal. The Executive Officer's right to receive annual incentive payments and long-term compensation hinges on the achievement of financial performance criteria that can be benchmarked against the performance of a peer group of companies, such as the Retail Group. The actual realization of long-term compensation through Stock Options granted is wholly dependent on the long-term appreciation of the value of the Company's stock. Furthermore, the Company's disclosures allow **shareholders** to compare and monitor the Company's performance that results in the receipt of Incentive Payments and the vesting of **equity** with performance measures to the performance to any peer group of companies. As such, the Company submits that the Program has a "**pay**-for-superior-performance" standard already built into its terms, which substantially implements the **Proposal**, its central concern, and the three principles.

III. The Proposal is False and Misleading and is Excludable under Rule 14a-8(i)(3)

*8 The **Proposal** contains materially false and misleading statements that violate Rule 14a-9 under the Exchange Act and, accordingly, the **Proposal** is excludable under Rule 14a-8(i)(3).

The Supporting Statement is materially false and misleading as contemplated by Staff Legal Bulletin 14B. The Proponent states that a "superior **pay** for average performance" problem is "exacerbated when companies include annual bonus payments among earnings used to calculate supplemental executive **retirement plan** (SERP) benefit levels, guaranteeing excess levels of lifetime income through inflated pension payments." This statement implies that the Program contains such provisions and, as such, is calculated to mislead the Company's **shareholders** as to the nature of the Company's compensation program for the Executive Officers. The Wal-Mart SERP is not a defined-benefit pension-type SERP, and as such does not guarantee benefit payments as contemplated by the Proponent. As the Proponent could easily determine from the Company's 2006 Proxy Statement, annual bonus or incentive payments do not have any impact on the amounts payable under the Wal-Mart SERP at

retirement. The amounts payable are entirely dependent on the amounts in the retiring officer's account maintained under the Wal-Mart SERP, which are the aggregate of the amounts contributed to the Wal-Mart SERP (depending on the amount in any year that would be contributed by the Company to its Profit Sharing/401(k) plan for the Executive Officers but for the limitations of Section 162(m) of the Code) and the earnings on those contributions. SERP accounts are credited with earnings or charged with losses as if they were credited to the Company's Profit Sharing/401(k) plan. Consequently, the Proponent's statement would mislead the Company's shareholders and is designed to cause them to vote for the Proposal based on a statement that is materially false and misleading.

In view of all of the foregoing, the Company believes it may exclude the Proposal from the 2007 Proxy Materials in reliance on Rule 14a-8(i)(3) as the Proposal is materially false and misleading.

IV. Conclusion

Based on the foregoing, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if Wal-Mart excludes the Proposal from the 2007 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2007 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2007 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-3302 or Jeffrey J. Gearhart, Vice President and General Counsel, at (479) 277-2345 if you require additional information or wish to discuss this submission further.

*9 Thank you for your consideration.

Respectfully Submitted,

Samuel A. Guess
Associate General Counsel and Assistant Secretary
WAL-MART® LEGAL DEPARTMENT
Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505

Exhibit A

ENCLOSURE

December 12, 2006

THOMAS HYDE
EVP AND CORPORATE SECRETARY
WAL-MART STORES, INC.
702 SW 8TH STREET
BENTONVILLE, ARKANSAS 72716Dear Mr. Hyde,

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Wal-Mart Stores, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 14,078 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Jennifer O'Dell, Assistant Director, LIUNA Department of Corporate Affairs at (202) 942 2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Barry McAnarncy
Executive Director

Pay-for-Superior-Performance Proposal

Resolved: That the shareholders of Wal-Mart Stores, Inc. ("Company") request that the Board of Director's Executive Compensation Committee establish a pay-for-superior-performance standard in the Company's executive compensation plan for senior executives ("Plan"), by incorporating the following principles into the Plan:

1. The annual incentive or bonus component of the Plan should utilize defined financial performance criteria that can be benchmarked against a disclosed peer

group of companies, and provide that an annual bonus is awarded only when the Company's performance exceeds its peers' median or mean performance on the selected financial criteria;

*10 2. The long-term compensation component of the Plan should utilize defined financial and/or stock price performance criteria that can be benchmarked against a disclosed peer group of companies. Options, restricted shares, or other equity or non-equity compensation used in the Plan should be structured so that compensation is received only when the Company's performance exceeds its peers' median or mean performance on the selected financial and stock price performance criteria; and

3. Plan disclosure should be sufficient to allow shareholders to determine and monitor the pay and performance correlation established in the Plan.

Supporting Statement: We feel it is imperative that compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance relative to industry peers. We believe the failure to tie executive compensation to superior corporate performance; that is, performance exceeding peer group performance, has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value.

We believe that common compensation practices have contributed to excessive executive compensation. Compensation committees typically target senior executive total compensation at the median level of a selected peer group, then they design any annual and long-term incentive plan performance criteria and benchmarks to deliver a significant portion of the total compensation target regardless of the company's performance relative to its peers. High total compensation targets combined with less than rigorous performance benchmarks yield a pattern of superior-**pay**-for-average-performance. The problem is exacerbated when companies include annual bonus payments among earnings used to calculate supplemental executive **retirement plan** (SERP) benefit levels, guaranteeing excessive levels of lifetime income through inflated pension payments.

We believe the Company's Plan fails to promote the **pay**-for-superior-performance principle. Our **Proposal** offers a straightforward solution: The Compensation Committee should establish and disclose financial and stock price performance criteria and set peer group-related performance benchmarks that permit awards or payouts in its annual and long-term incentive compensation plans only when the Company's performance exceeds the median of its peer group. A senior executive compensation plan based on sound pay-for-superior-performance principles will help moderate excessive executive compensation and create competitive compensation incentives that will focus senior executives on building sustainable long-term corporate value.

ENCLOSURE

December 12, 2006

MR. THOMAS HYDE
EVP AND CORPORATE SECRETARY
WAL-MART STORES, INC.
702 SW 8TH STREET
BENTONVILLE, ARKANSAS 72716*11 Re: Shareholder Proposal

Dear Mr. Hyde,

U.S. Bank holds 14,078 shares of Wal-Mart Stores, Inc. common stock beneficially for Central Laborers' Pension Fund the proponent of a shareholder proposal submitted to Wal-Mart Stores, Inc. and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by the Central Laborers' Pension Fund were held for at least one year and the fund intends to continue to hold said stock through the date of the annual meeting of shareholders.

Please contact me if there are any questions regarding this matter.

Sincerely,

Rebecca Hassard
Account Manager

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's

position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

0icf2d5e53e730466ba27adde60f065d5dapplication/pdf10060740.00.0FSEC-NAL-PDF1.402007
WL 1125504 (S.E.C. No - Action Letter)
END OF DOCUMENT

1996 WL 102293 (S.E.C. No - Action Letter)

(SEC No-Action Letter)
***1** The
Gap
, Inc.

Publicly Available
March

8

,

1996

SEC LETTER

1934 Act / s -- / Rule 14A-8

March

8

,

1996
Publicly Available
March

8

,

1996

Re: The **Gap**, Inc. (the "Company")

Incoming letter dated February 1, 1996

The proposal requests that the Board of Directors prepare a report which describes the Company's actions to ensure that its foreign suppliers meet basic standards of conduct.

There appears to be some basis for your view that the proposal may be excluded under Rule 14a-8(c)(10) as moot. Accordingly, the staff will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy ma-

terials in reliance on Rule 14a-8(c)(10). In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Stephanie D. Marks
Attorney Advisor

LETTER TO SEC
February 1,
1996

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-1004**Re: The Gap**, Inc. - Shareholder Proposal of ACTWU -

1934 Act/Rule 14a-8

Ladies and Gentlemen:

The **Gap**, Inc., a Delaware corporation ("The **Gap**" or the "Company"), has received a shareholder proposal ("Proposal") from the Southern Regional Joint Board of the Amalgamated Clothing and Textile Workers Union ("ACTWU" or "Proponent") by letter dated November 22, 1995. Pursuant to Rule 14a-8(d) of the Securities Exchange Act, as amended, we hereby give notice of the Company's intention to omit the Proposal from its proxy statement and form of proxy (collectively the "**1996** Proxy Materials") for its **1996** Annual Meeting.

For the reasons set forth in this letter, we also respectfully request confirmation from the staff of the Division of Corporation Finance (the "Division") that no enforcement action will be recommended based upon The **Gap's** omission of the Proposal from its **1996** Proxy Materials. As our **1996** Proxy Materials must be in final form by April 19, **1996** so that they can be timely mailed to our shareholders, we would very much appreciate the Division's response to this request as soon as possible, but in any event prior to such date.

Pursuant to Rule 14a-8(d), and by copy of this letter, we are concurrently notifying the ACTWU of The **Gap's** intention to omit the Proposal from its **1996** Proxy Materials.

Enclosed are six copies of this letter and the Proponent's letter to the Company which sets forth the Proposal and statement in support thereof.

I. <u>THE PROPOSAL</u>

The Proposal requests that the Company's Board of Directors commit the Company to a "code of conduct" with respect to the selection process for its overseas supplies. The Proposal also requests that the Board of Directors prepare a report to shareholders which describes current and future policies relating to that "code of conduct." The Proposal seeks to preclude the Company from doing business with suppliers that: 1) utilize forced or prison labor; 2) employ children under compulsory school age or legal working age; 3) fail to maintain a safe and healthy work environment; 4) fail to follow prevailing practice and local laws regarding wages and hours; or 5) contribute to local environmental degradation. The Proposal also seeks to require compliance verification through monitoring processes.

*2 II. GROUNDS FOR OMISSION

The Gap believes that the Proposal may be properly omitted from its 1996 Proxy Materials for the following reasons:

(i) Pursuant to Rule 14a-8(c)(1), the Proposal is not a proper subject for action by security-holders under Delaware law;

(ii) Pursuant to Rule 14a-8(c)(7), the Proposal deals with a matter relating to the conduct of the Company's ordinary business operations; and

(iii) Pursuant to Rule 14a-8(c)(10), the Proposal has been rendered moot.

A. The Proposal is Not a Proper Subject for Action by Security-Holders Under the Laws of the Company's Domicile and May Therefore be Omitted Under Rule 14a-8(c)(1).

Rule 14a-8(c)(1) permits the omissions of a proposal which, under the laws of the registrant's domicile, is not a proper subject for action by security-holders. In fact, Section 141(a) of the Delaware General Corporation Law provides that the power and duty to manage the business of a Delaware Corporation is vested in its board of directors unless otherwise specified in its certificate of incorporation. As The Company has not modified its certificate of incorporation in this respect, the Proposal may be properly omitted.

The rationale underlying Section 141(a) is based in part on the fact that a corporation would not be a viable business entity if ordinary business decisions were the subject of shareholder deliberation. [FN1] Clearly, the ongoing selection and oversight of a corporation's suppliers falls within the scope of its board's responsibility to manage the business of the corporation. Because the Proposal is directed at these very activities, it is not a proper subject for action by security-holders.

FN1. See *In Re Tw Services, Inc. Shareholders Litigation*, C.A. 10298 (Del. Ch. March 2, 1989) ("While corporate democracy is a pertinent concept, a corporation is not a New England town meeting; directors, not shareholders, have responsibilities to manage the business and affairs of the corporation, subject however to a fiduciary obligation.")

End of Footnote(s).B. The Proposal Deals With the Conduct of the Company's

Ordinary Business Operations and Therefore May be Omitted from the 1996 Proxy Materials Pursuant to Rule 14a-8(c)(7).

Rule 14a-8(c)(7) permits omission of a proposal which deals with a matter relating to the conduct of the Company's ordinary business operations. The Commission has stated that the policy underlying Rule 14a-8(c)(7)"...is basically the same as the underlying policy of most state corporation laws to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Commission Release No. 34-19135, n. 47 (October 14, 1982), quoting the testimony of Commission Chairman Armstrong at the Hearings on SEC Enforcement Problems Before the Subcommittee of the Senate Committee on Banking and Currency, 85th Cong. 1st Sess, 118 (1957).

*3 As one of the nation's leading clothing retailers, The Gap purchases merchandise from hundreds of suppliers located in over 50 countries. The determination of whether, when and how to do business with a particular supplier is a matter routinely dealt with by management as part of the Company's day-to-day business operations. The ongoing selection and maintenance of its suppliers involves numerous business considerations and decisions, ranging in scope from quality control to competitive pricing to internal and governmental compliance issues.

In a series of no-action letters issued under Rule 14a-8(d), the Commission's Staff (the "Staff") has consistently confirmed its position that the selection of suppliers, vendors and independent contractors is an ordinary course matter and that shareholder proposals relating to these issues may be omitted from a registrant's proxy materials. For example, the Staff allowed the omission of a proposal that requested a report from Wal-Mart Stores regarding certain employment policies as well as a description of Wal-Mart's efforts to publicize its policies to suppliers and to purchase goods from minority and female-owned suppliers (Wal-Mart Stores, Inc., available April 10, 1991 and April 10, 1992). The following no-action letters also addressed, in part, the purchase of goods and services from specified suppliers: American Brands, Inc. (available December 28, 1995); Delta Air Lines, Inc. (available July 27, 1995). See also, LTV Corporation (available November 22, 1995) (selection of audit firm); Bank America Corp. (available February 27, 1986) (selection of independent auditors); Texas Air Corp. (available April 11, 1984) (employment of outside counsel).

Moreover, the fact that the ACTWU Proposal refers to broader social or public policy issues should not impact the operation of Rule 14a-8(c)(7), where the clear goal of the Proposal is to make shareholders directly responsible for the management of an inherently ordinary business operation. In Cracker Barrel Old Country Store, Inc. ("Cracker Barrel")

(available October 13, 1992), the Staff allowed Cracker Barrel to exclude a shareholder proposal relating to that company's employment policies and practices, even though the proposal related to broader social issues. The Staff specifically stated that the fact that such a proposal is tied to a social issue "will no longer be viewed as removing the proposal from the realm of the ordinary business operations of the registrant." In reaching this determination, the Staff noted that "the line between includable and excludable employment related proposals based on social policy considerations has become increasingly difficult to draw," and that the lines drawn are often seen as "tenuous, without substance and effectively nullifying the application of the ordinary business exclusion to employment related proposals."

Thus, the mere fact that the ACTWU's Proposal to regulate an ordinary business operation of the Company also refers to social issues does not transform it into something other than what it is - a proposal which can be properly omitted under Rule 14a-8(c)(7).

*4 C. The Proposal May be Properly Omitted as Moot Under Rule 14a-8(c)(10) Because it Has Already Been Substantially Implemented by the Company.

Rule 14a-8(c)(10) provides that any proposal which has been rendered moot may be omitted from a company's proxy materials. In applying this Rule, the Commission has permitted omission of proposals that have been "substantially implemented" by an issuer. Commission Release No. 34-20091 (August 16, 1983).

The Gap currently has in place formal sourcing policies and procedures which govern the operations and employment practices of its suppliers. These standards are clearly outlined in a document entitled "Gap Sourcing Principles and Guidelines," a copy of which is attached hereto as Exhibit A. The Company developed these standards to ensure that all of its suppliers fully understood the Company's expectations and requirements of them. These sourcing principles also appear at the beginning of the Company's Vendor Handbook, which is used,as an ongoing reference guide by all suppliers with which we do business. The Gap initially mailed this Handbook to its existing suppliers in 1993 and most recently in 1995, and also mails it to each new supplier prior to submitting any orders for production.

In fact, The Gap's Sourcing Principles and Guidelines specifically address each and every item requested in the Proposal. The "Forced Labor" section satisfies the Proposal's request relating to forced or prison labor. The "Child Labor" section satisfies the Proposal's request relating to the use of child labor. The "Wages and Hours" section satisfies the Proposal's request relating to compliance with prevailing practice and local laws regarding wages and hours. The "Working Conditions" section satisfies the Proposal's request relating to maintaining a safe and healthy work environment. Finally, the "Environment" section satisfies the Proposal's request relating to environmental degradation.

Moreover, The Gap's purchase order terms expressly require the manufacturer to agree to comply with all wage and hour and other labor laws (including child labor, minimum wage, overtime and safety-related laws) and provide that the Company may terminate any order and withhold payment in the event of non-compliance. A copy of the Company's purchase order is attached hereto as Exhibit B.

With respect to monitoring and enforcement issues, the Company has adopted pre-contract review procedures which must be followed before any supplier is approved. As part of its internal approval process, for example, the Company performs an intensive, on-site factory evaluation of each prospective manufacturer. This on-site interview not only affords us the opportunity to evaluate each manufacturer's facilities first-hand but to explain that our business relationship is conditioned upon the supplier's strict and continuous compliance with all labor laws and The Gap's Sourcing Principles and Guidelines. The Gap also has several ongoing monitoring programs in place and regularly conducts on-site visits of its existing suppliers. In accordance with the Company's stated policy, suppliers which fail to cooperate and comply with our requirements will not receive future business and are taken off of our list of approved contractors.

*5 Finally, the Company's Board of Directors periodically reviews current sourcing issues and is kept appraised of any new developments. Furthermore, last year, at the express request of the ACTWU, The Gap also detailed its sourcing policies on page 16 of its 1994 annual report to shareholders (a copy of which is attached hereto as Exhibit C).

Since The Gap has already acted to adopt, implement, enforce and report upon its comprehensive "code of conduct" for suppliers, each and every concern raised in the Proposal has already been substantially implemented by the Company. Therefore, the Proposal may be omitted as moot under Rule 14a-8(c)(10).

III. CONCLUSION

In light of the above, The Gap believes that the Proposal may be omitted from the 1996 Proxy Materials based on any one of the following grounds: (i) the Proposal is not a proper subject for action by stockholders under the law of The Gap's domicile (Delaware); (ii) the Proposal relates to and seeks to govern the conduct of ordinary business operations of the Company; and (iii) the Proposal has already been substantially implemented and is accordingly moot.

Please address your response to this letter to my attention at 1 Harrison Street, San Francisco, California, 94105. In the interim, please also feel free to call me if you have any questions or comments at (415) 291-2515. Thank you in advance for your consideration of these matters.

Very truly yours,

Anne B. Gust

Senior Vice President and General Counsel
THE GAP, INC.
ONE HARRISON
SAN FRANCISCO CA 94105
TELEPHONE 415 952 4400

ENCLOSURE

November 22, 1995

Ms. Anne B. Gust, Secretary
The Gap, Inc.
1 Harrison Street
San Francisco, CA 94105Dear Ms. Gust:

On behalf of the Southern Regional Joint Board of the Amalgamated Clothing and Textile Workers Union (ACTWU), I hereby submit the attached resolution which requests that the Company's Board of Directors review its current sourcing code of conduct regarding its relationships with both domestic and foreign contractors and report to shareholders on these sourcing policies, including implementation and enforcement. We believe that the working conditions of foreign and domestic manufacturing suppliers have become an even greater issue of concern to shareholders, U.S. retailers and their customers over the past year.

We would like to have the attached resolution included in the company's proxy statement for the next annual meeting of shareholders pursuant to rule 14-a(8) of the Securities and Exchange Act. Also attached is a letter verifying ACTWU Southern Region's beneficial ownership of twenty-**eight** (28) shares of The **Gap**, Inc. common stock. The Southern Region of ACTWU intends to hold this stock through the date of the Company's annual meeting.

If you have any questions or require further information please call me at (202)785-5690.

Sincerely,

Michael R. Zucker
Director

ENCLOSURE

*6 RESOLVED: That the shareholders of The Gap, Inc. ("Company") request that the Board of Directors review our Company's "code of conduct" to ensure its domestic and overseas suppliers meet basic standards of conduct, and prepare a report to shareholders at reasonable expense which describes current policies for its relationships with suppliers and discusses the Company's current and future compliance efforts and plans. We request that our Company's code of conduct include at minim-

um:

1) that the Company will not do business with suppliers which:

- utilize forced or prison labor
- employ children under compulsory school age or legal working age
- fail to maintain a safe and healthy work environment
- fail to follow prevailing practices and local laws regarding wages and hours
- contribute to local environmental degradations; and

2) that the Company will verify its suppliers' compliance through certification, regular inspections and other monitoring processes.

As U.S. companies increasingly import goods from overseas, concern is growing about working conditions in many countries which fall far below the most basic standards of fair and humane treatment. The United Nations reports that the use of child labor continues to be a serious international problem, one which is increasing in Africa and Asia. Human rights groups estimate that over 200 million people work under forced or prison labor conditions world wide. Revelations over the last several months concerning the use of workers held in slave-like conditions in California apparel factories underscore the need for strong oversight of domestic suppliers as well.

Recently The Gap has been confronted with sourcing problems of its own. The New York Times and other major periodicals have published reports of human rights violations, poverty level wages and management law-breaking at a contractor of The Gap's in El Salvador. We believe the pervasive problems delineated by the news media speak to the real need for a more effective approach to sourcing policy and enforcement at The Gap. In addition, we feel the negative publicity surrounding this situation is damaging the reputation of our Company.

The U.S. Congress has responded to concerns about goods made by overseas suppliers by introducing legislation that would make it a criminal offense to import goods made by child labor. The Department of Labor has taken on major initiatives to enforce wage and hour laws among domestic contractors and to promote more vigorous sourcing practices by retailers.

We believe it is important that The Gap, which relies on foreign and domestic manufacturing contractors, not only voice support for minimum supplier standards, but also maintain a system of verification and enforcement that ensures the Company will only do business with contractors who comply with these standards. These standards must be strong enough to protect the Company from legal and other problems caused by wrongful supplier conduct. Our Company's image and the activities which contribute to that image are of great concern to shareholders, and we believe efforts to adhere to high corporate standards make both moral and economic sense.

ENCLOSURE

*7 November 16, 1995

Michael Zucker, Director
Office of Corporate and Financial Affairs
Union of Needletrades, Industrial and Textile Employees
2100 L Street, NW
Washington, DC 20037Dear Mr. Zucker:

This is to confirm that according to the records of Westminster Securities Corporation, the Southern Regional Joint Board of the Amalgamated Clothing and Textile Workers Union is the beneficial owner of 28 shares of Gap Inc. common stock. The Southern Regional Joint Board has held this stock since December 5,1991.

Yours very truly,

Henry S. Krauss
Senior Vice President

ENCLOSURE

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDERS PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(d) does not specifically provide for any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commissions no-action responses to rule 14a-8(d) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or

take Commission enforcement action , does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material. The Commission staff's role in the shareholder process is explained further in this statement of the Division's Informal Procedures for Shareholder Proposals.

0ie633b9aec117431b99c7c7b1f2cc33caapplication/pdf4410180.00.0FSEC-NAL-PDF1.401996
WL 102293 (S.E.C. No - Action Letter)
END OF DOCUMENT

1991 WL 178690 (S.E.C. No - Action Letter)

(SEC No-Action Letter)
*1 Texaco Incorporated

Publicly Available March 28, 1991

SEC LETTER

1934 Act / S ?? / Rule 14a-8

March 28, 1991
Publicly Available March 28, 1991

Michael H. Rudy
Senior Attorney
Texaco, Inc.
2000 Westchester Ave,
White Plains, NY 10650Dear Mr. Rudy:

This responds to your letter dated March 15, 1991. Your letter concerns a staff response dated March 6, 1991, that involved a shareholder proposal submitted to Texaco, Inc. (the "Company"') by three religious organizations (the "Proponents"'). That response indicated that the Division was unable to concur in your view that the Proponents' proposal could be excluded from the Company's proxy materials based on either rules 14a-8(c)(7) or (c)(10). You request reconsideration of the staff's position that the Proponent's proposal may not be omitted pursuant to rule 14a-8(c)(10). In conjunction with your request, we have also received a letter dated March 25, 1991, from the Proponents' counsel.

The Proponents' proposal requests that the Company subscribe to the "Valdez Principles."' After considering your request, there appears to be some basis for your view that the proposal may be excluded pursuant to rule 14a-8(c)(10). That provision allows the omission of a proposal that has been rendered moot. A proposal may be considered moot if the registrant has "substantially implemented"' the action requested. Securities Exchange Act Release No. 19135 (08/16/83). The proposal presents the question of whether the Company should subscribe to a set of environmental guidelines which suggest implementing operational and managerial programs as well as making provision for periodic assessment and review. You indicate that the Company has adopted policies, practices and procedures with respect to the environment and provide a detailed summary comparing the Company's policies, practices and procedures with the guidelines under the proposal. The staff notes your representations that the policies, practices and procedures administered by the

Company address the operational and managerial programs as well as make provision for periodic assessment and review as outlined by the guidelines in the proposal. In the staff's view, a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal. Based on the information provided, it appears that the Company has rendered moot the proposal which presents the question of whether such guidelines should be implemented. Accordingly, the staff will not recommend enforcement action to the Commission if the Proponents' proposal is omitted from the Company's proxy materials.

Sincerely,

William E. Morley
Chief Counsel-Associate Director (Legal)
March 15, 1991

Securities and Exchange Commission
450 5th Street, N.W.
*2 Washington, D.C. 20549
Attention: Office of Chief Counsel
Division of Corporation FinanceREQUEST FOR RECONSIDERATION

Dear Sirs:

This is a request that you reconsider your response to **Texaco** Inc. ("**Texaco**"') of **March** 6, **1991**, in which you decline to concur with **Texaco's** view, expressed in our submission of December 26, 1990, that a shareholder proposal (the "'Proposal"') regarding the "Valdez Principles,"' a copy of which is attached (Tab 1), is excludable from **Texaco's 1991** proxy materials. The Proposal was co-filed by three shareholders of **Texaco** , who along with their attorney, are being sent a copy of this letter. I am also enclosing five additional copies of this letter.

The basis for our request for reconsideration is the omission from our December 26, 1990 submission of a complete description of Texaco's program of periodic disclosure and compliance review with respect to its environmental programs. It appears that the Staff's response was based on the assumption that Texaco's policies and procedures for monitoring its compliance with applicable environmental laws and regulations entailed the use of only in-house personnel. That is not the case. In addition, it appears that the Staff has not fully considered the very complete program Texaco has in place regarding public disclosure of its environmental policies and of its compliance with those polices.

We believe that these policies and practices fully address the Staff's concerns with respect to disclosure and compliance, and, together with the policies and practices described in our December 26, 1990 submission to you, render the Proposal moot.

Disclosure

Texaco is confident that it has one of and perhaps the most comprehensive program for disclosure of its environmental policies and practices in the industry, a program which goes even further than do the Valdez Principles on this subject.

Its program of disclosure to employees is extensive. Approximately two years ago, Texaco developed and distributed to all of its managers, worldwide, a Texaco Public Relations Crises Management Manual. That Manual details Texaco's policies with respect to dealings with the public, its employees and the media in the wake of incidents, such as oil spills, releases of pollutants, and water contamination, and with respect to issues such as environmental matters. Among the mandates enunciated in this Manual is to "proactively communicate with the press"' and "communicate with employees about the situation early and often."' That Manual is being used as a text in a continuing training program for Texaco managers from around the world. Excerpts from the Manual are attached. (Tab 2) We will provide a complete copy of this confidential Manual to the Staff should you desire to review it.

Likewise, Texaco's National Contingency Plan (Tab 3) provides that after an oil discharge occurs Texaco personnel are to, among other steps, "establish a communications link with the media relations personnel of cognizant government agencies,"' "establish a media relations communications center,"' "establish a communications link ... to ensure the most recent facts are available to the media and general public,"' "communicate with company employees about the situation early and often,"' and "respond promptly to inquiries from elected officials ... so they can respond to their constituents and the news media."' Texaco adheres to this same program in responding to all kinds of environmental incidents; it is not confined to oil spills.

*3 Texaco's program of periodic and regular disclosure to its shareholders and other members of the public is equally extensive. A sampling of recent Texaco publications is attached. I believe that this sampling demonstrates Texaco's commitment to keeping its many constituencies apprised of Texaco's policies and practices with regard to protection of the environment. From these materials you will note:

-In January 1990 Texaco's President and its Chairman wrote to all Texaco stockholders (Tab 4), advising them about expenditures being made for environmental matters and the establishment of a new Environmental Safety and Health Division.

-Later in 1990 Texaco distributed to its employees, stockholders, customers and other interested persons the first issue of its Environment Health & Safety Review. (Tab 5)

-Each year Texaco writes to its employees and opinion leaders in the media and the investment community in the "Texaco Today"' about subjects concerning the environment. Excerpts from the 1988, 1989, and 1990 issues are attached. (Tab

6)
-In April 1990 Texaco widely distributed a pamphlet entitled "Texaco and the Environment"' (Tab 7) emphasizing its commitment to the protection of the environment.[FN1]

FN1 Parenthetically, we should note that Texaco does not retaliate against employees that report hazardous conditions. Such conduct would clearly be illegal under various Federal and state laws. See, for example, The Occupational Safety and Health Act of 1970, 29 U.S.C. § 660(c); The Federal Water Pollution Control Act, 33 U.S.C. § 1367; The Air Pollution Prevention and Control Act, 42 U.S.C. § 7622; The Energy Reorganization Act of 1974, 42 U.S.C. § 5851; The Railroad Safety Act, 45 U.S.C. § 441(a); The Fair Labor Standards Act of 1938, 29 U.S.C. § 15(a)(3); The Longshore and Harbor Workers' Compensation Act, 33 U.S.C. § 948(a); California, Cal.Lab.Code § 1102.5; Connecticut, Conn.Gen.Stat.Ann. § 31-51m; Florida, Fla.Stat.Ann. § 112.3187; Hawaii, [1987] Haw.Sess. Laws, Act 267; Louisiana, La.Rev.Stat.Ann. § 1074.1(2); Maine, Me.Rev.Stat.Ann. tit. 26, §§ 832, 833; Michigan, Mich.Comp.Laws Ann. §§ 15.361 to 15.369; Minnesota, Minn.Stat.Ann. §§ 181.931 to 181.935; New Hampshire, N.H.Rev.Stat.Ann. §§ 275-E:1 to E:7; New Jersey, N.J.Stat.Ann. § 34:19-1; New York, N.Y. Lab Law §§ 740(1) to (7); Ohio, Ohio Rev.Code §§ 413.51 to 413.53; Oklahoma, Okla.Stat.Ann. 51 **28** (West 1984); Washington, Wash.Rev.Code Ann. §§ 42.40.010 to 42.40.900; and Wisconsin, Wis.Stat.Ann. §§ 104.10, 111.06(2)(h).

End of Footnote(s).***4** -In May 1990 **Texaco** produced a film regarding its emergency preparedness programs which it has shown to a wide variety of audiences around the country.
-Each year **Texaco's** Annual Report and Form 10-K contain, as required by regulation, disclosures regarding environmental expenditures and proceedings regarding environmental incidents.

The above are only a few examples of the many publications and communications which **Texaco** is regularly making and will continue to make regarding the environment and **Texaco's** programs to protect it. In addition, **Texaco** makes prompt oral and written notification to applicable public agencies immediately upon the occurrence of any incident which effects the environment, as required by law.

Texaco has also made substantial disclosure to the Proponents, in writing to J. Andy Smith III and to Tim Smith, (Tab 8) both of whom have represented the Proponents, keeping them apprised of **Texaco's** progress regarding its environmental programs and has offered to continue to communicate with them to enhance that dialogue.

Compliance Assessment and Annual Audit

Texaco's environmental auditing program began in the United States in 1983 as an internal auditing program. This program was designed with the assistance of the

world-renowned consulting firm of Arthur D. Little ("ADL"') (Tab 9). In 1986 it was extended to Texaco's European operations, and in 1988 it was extended to Texaco's Latin America and West Africa operations.

In 1989 Texaco entered into a contract with ADL to critique Texaco's auditing program and develop an enhanced environmental auditing program. (Tab 10) The objective was to develop a program to assess compliance by each Texaco facility with all environmental laws and regulations, company environmental policies and good operating practices-in short, a "Cadillac"' program. The program was to be a program to ensure achievement of Texaco's policy of "compliance plus"', to identify situations with potential impact on the environment, to ensure that there were auditing and compliance systems in place and functioning and to appropriately manage environmental risks.

ADL and Texaco developed that new program, and in 1989 Texaco adopted it.

The program contains Texaco's Policies, a recitation of all applicable laws, regulations and prudent business practices, called Protocols (Tab 11), and detailed instructions to the auditors, called Guides, on how to conduct an audit at each type of facility and in each environmental area [FN2]. The audits are conducted strictly in accordance with the Guides, primarily by Texaco employees, because of their familiarity with the operation of the facilities. ADL employees participate as members of some audit teams at randomly selected facilities and in some cases lead audit teams. At the termination of each audit, a written audit report is prepared by Texaco's Environmental Health and Safety ("EH & S"') Division. In this auditing function, this division operates independently of Texaco's operating divisions. The audit report, together with recommendations for remedial action, is then sent to the audited facility and the executive management responsible for that facility. Procedures are also in place for follow-up review by the EH & S Division to ensure that all deficiencies are resolved.

FN2 There are separate audit guides for, among other things, Air Pollution Control, Drinking Water Management, Community Right to Know, Underground Storage Tanks, Spill and Emergency Planning and Control, Solid and Hazardous Waste Management, Marine Oil Transfer Facilities, PCB Management, Air Quality, Corporate Environmental Incident Reporting, Drilling Reserve Pits and Production Pits, NPDES Permits, SARA Title III, Spill Prevention Control and Countermeasure, Underground Injection Control, and Marine Vessel Operations. Samples of two of such Guides are attached. (Tab 12)

End of Footnote(s).*5 During 1990, ADL reviewed Texaco's implementation of the expanded Texaco audit program for the period January 1, 1989 to October 26, 1990. That review encompassed the Policies, Protocols and Guides and Texaco's compliance with them, as reflected in the audit reports and as witnessed by ADL's participation in the audits. The results of that review are reflected in ADL's letter of October 26, 1990, in which ADL states that in their opinion "**Texaco's** Environment-

al Audit Program ranks as one of the leading programs in the petroleum industry."' (Tab 13)

ADL's involvement (or the involvement of a comparable firm) in the **Texaco** program will continue in the years ahead. **Texaco's** Board of Directors is committed to this program and ADL's advisory and monitoring role in it. In addition, **Texaco's** Public Responsibility Committee of its Board of Directors, established in 1989 and composed entirely of independent outside directors, is likewise committed to maintaining and improving this program of internal and external monitoring and receives periodic reports on **Texaco's** audit program.

Conclusion

We ask the Staff to carefully review the enclosed materials. We believe that they compel a conclusion that the Staff should reverse the position reflected in its **March** 6, **1991** letter.

The Proposal requests the Company to become a signatory to the Valdez Principles. As demonstrated above and in our December 26, 1990 submission, the Company has already substantially implemented the Proposal and, therefore, the Proposal is properly excludable as moot under Rule 14a-8(c)(10). Accordingly, it is my opinion that the Proposal may be omitted from the Company's 1991 Proxy Statement and form of Proxy pursuant to Rule 14a-8 of the Commission's Proxy Rules.

Request for Expedited Consideration

Texaco's Annual Meeting is scheduled for May 14, 1991. We would like to be in a position to commence mailing our proxy materials on March 28, 1991. This would require that printing commence on or about March 27, 1991. Therefore, a response from the Staff by March 25, at the latest, is respectfully requested. Of course, we will provide you with any additional information or materials you wish and will meet with you if you believe that would be helpful to you.

Very truly yours,

Michael Rudy
March 25, 1991

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Att: John C. Brousseau, Esq.
Office of the Chief Counsel
Division of Corporation FinanceRe: Shareholder Proposal Submitted to Texaco, Inc.

Dear Sir/Madam:

I have been asked by The American Baptist Home Mission Societies, the Sisters of

Charity of Saint Vincent de Paul and the Sisters of Providence Community Support Trust (which Protestant and Roman Catholic religious institutions are hereinafter referred to as the "Churches"'), each of which is the beneficial owner of shares of common stock of **Texaco**, Inc. (hereinafter referred to as "'**Texaco**"' or the "Company"'), and who have jointly submitted a shareholder proposal to **Texaco**, to respond to the letter dated **March 15, 1991**, sent to the Securities & Exchange Commission by the Company, in which **Texaco** requests reconsideration of the Staff letter dated **March** 6, **1991** (the "Staff Determination"'), denying **Texaco's** request for a no-action letter on the ground that the Churches' shareholder proposal is moot and may therefore excluded from the Company's **1991** proxy statement by virtue of Rule 14a-8(c)(10).

*6 I have reviewed the shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Staff Determination was correct and that the Churches' shareholder proposal is not moot.

I

The Company has supplied additional information pertaining to the question of mootness, including the fact that the Company's environmental procedures have been reviewed by Arthur D. Little. For the reasons set forth below, we believe that (i) the retention of Arthur D. Little does not moot the Churches' shareholder proposal because the Company has not agreed to the type of compliance review called for by the Valdez Principles and (ii) the Valdez Principles require important types of periodic disclosures which the Company has not agreed to make.

As far as compliance review is concerned, it should first be noted that in connection with the Sullivan Principles, the Staff held that a proposal that an issuer submit to independent monitoring of its South African operations was not substantially duplicative of a proposal that the issuer sign the Sullivan Principles themselves. Echin, Inc. (September 24, 1986); The Timkin Company (January 6, 1986). We believe that the reasoning behind those letters is equally applicable in the instant situation. The reason for those holding undoubted was that in order for auditing results to have any utility, there must either be uniformity among the auditors as to how they go about their task (e.g., generally accepted auditing standards and generally accepted accounting principles) or there must be only one auditor which will itself apply uniform standards. Since there is no uniformly agreed upon auditing standards in the environmental arena, the fact that a specific issuer has engaged an outsider to examine its environmental activities does not moot a request that that issuer join a consortium which will provide a uniform system by which that issuer can be measured in comparison with other issuers. Since the need for standardized evaluation is as important as the need for an external monitor (and was one of the prime motivating factors leading to the creation of the Valdez Principles), the Churches' shareholder proposal has not been mooted by the hiring of Arthur D. Little. Therefore, the compliance review under-

taken by Texaco cannot moot the Churches' request that the Company sign the Valdez Principles and thereby submit to a uniform system of compliance review.

In addition, the Company's compliance review program is applicable to only a portion of Texaco's worldwide activities. The Arthur D. Little audit applies only to Texaco's direct operations in the United States, Latin America, Europe and West Africa. There is no auditing of Texaco's operations in the Middle East, Asia or the remainder of Africa, all areas were Texaco has extensive operations. One reason why these regions are omitted is that the Arthur D. Little audit appears to cover only those operations of Texaco which are directly owned by the Company. However, most of Texaco's operations outside the United States are carried on through Caltex, a 50% owned joint venture with Chevron. Caltex is one of the largest petroleum companies in the world, with 1989 sales of $11 1/2 billion. The financial statements of Caltex appear in Texaco's 10-K. The apparent omission of the Caltex operations from the Arthur D. Little compliance review renders it, at best, a partial and crippled compliance review. The Arthur D. Little review also may omit the operations of Star Enterprise, a joint venture with Saudi Refining Inc., which owns refineries in the United States. Furthermore, even directly owned operations in much of Asia are not covered. Thus, even if the Arthur D. Little audit purported to copy the Valdez Principles in every other respect, it would not moot the Churches' proposal since the Arthur D. Little compliance review covers only a fraction of Texaco's worldwide activities. In contrast, the Valdez Principles have worldwide applicability.

*7 Thirdly, Texaco has made no representation that it will continue in future years to employ Arthur D. Little to monitor its operations.

Since the Arthur D. Little review is not part of a standardized process whereby comparisons among issuers can readily be made; since the Arthur D. Little review does not cover all of Texaco's operations, either worldwide or, apparently, in the United States; and since Texaco has made no commitment to continue this review in the future, the compliance review which Texaco has instituted does not moot the Churches' shareholder proposal.

As far as periodic disclosure is concerned, the availability of a four sentence certification from Arthur D. Little is no substitute for public disclosure. There can be no accountability either to the shareholders or to the public unless there is disclosure of the underlying factual data. Unlike audits performed by CPAs (where the financial statements are made available and not just the auditors' certificate) and unlike the evaluations made by Arthur D. Little under the Sullivan Principles, there is no reporting (other than the certificate itself) of the findings of the audit either to the shareholders or to the public. Without the disclosure of at least some of the underlying data, or at least some summary description of the issuer's performance, there can be no comparisons, either within a iven industry and across industry lines. Therefore, the existence of the Arthur D. Little review does not in and of itself provide any additional periodic disclosure

and therefore does not provide any evidence to support an argument that there has been substantial compliance with the Churches' request for additional environmental disclosure.

In addition, the disclosures described in the Company's letter of March 15, 1991, and the related Tabs, deal exclusively with three matters. First, there are items dealing with Crisis Management, i.e. with the steps to be taken, including the disclosures to be made, in connection with coping with some environmental catastrophe. (See Tabs two and three.) Since these items deal only with the rare catastrophic event, they do not address the need for ongoing disclosures to the public about environmental matters. Secondly, there are Tabs which purport to deal directly with environmental matters. Some of these are of a very general or "PR"' nature. (See Tabs four, six and eight.) Others provide a more in-depth view of Texaco's environmental efforts. (See Tabs five and seven.) But even these documents are totally lacking in detail. For example Tab seven's description of the Company's activities in the area of Waste Reduction consists, in its entirety, of the following sentence: "In 1988, Texaco launched Wipe Out Waste (WOW), a program designed to contribute to a cleaner environment by reducing the waste produced in all aspects of the company's operations."' In short, Tab seven is a listing of both projects and platitudes, neither of which, however laudable, provides the public or the shareholders with the type of hard, factual data called for by the Churches' shareholder proposal. Tab five is a beautifully produced piece. It is far longer than the other Tabs and contains at least some new information. Nevertheless, although a very slick piece, it contains very little hard data and thus falls far short of the disclosure which is called for by the Churches' shareholder proposal. Furthermore, Tab five contains no undertaking to provide on an ongoing basis the type of periodic, hard data needed to moot the Churches' shareholder proposal. (Nor does any other document supplied by Texaco). Finally, there are the five Tabs dealing with the Arthur D. Little audit. Tab nine is Arthur D. Little's sales brochure, in which it describes to prospective customers its environmental audit program. Tab ten is Arthur D. Little's proposal to **Texaco** of a letter agreement to retain them as environmental consultants-auditors for the year **1991**. Tabs eleven and twelve are the audit guidelines, while Tab thirteen is Arthur D. Little's certificate. None of these five Arthur D. Little documents even addresses the question of disclosure. Similarly, **Texaco's** letter of **March** 15 itself merely summarizes the Tabs and provides no independent, additional information, other than to note that **Texaco** has made a film on Crisis Management and that **Texaco** complies with the law by providing certain rather limited environmental information in its 10-K. In short, despite the Company's request for reconsideration of the Staff Determination, the Company has not provided any additional information indicating that it is prepared to make disclosure of any hard data concerning its activities. On the contrary, as noted in its letter dated September 25, 1991 (Tab eight), it believes that its environmental audit results should not be "made public because we feel strongly ... that to do so would be counterproductive to the interests of the stockholders and to the prompt identification and correction of

problems."'

*8 In summary, only Tab five provides any additional disclosure, and that Tab is not a policy or promise to provide any data in the future. On the contrary, Texaco has explicitly stated that it will not provide disclosure of the type requested.

In light of the aforesaid fundamental differences with respect to compliance review between the Valdez Principles on the one hand and the Arthur D. Little audit on the other, and in light of the fact that the Company has failed to identify any additional periodic disclosure to which it is committed, it should be apparent, even without a detailed point by point comparison of the Texaco's environmental policies and principles with the ten Valdez Principles, that the Churches' shareholder proposal has not been substantially implemented and that therefore Rule 14a-8(c)(10) is inapplicable to the Churches' shareholder proposal.

II

In its previous letter on this matter, the Staff stressed the elements of periodic disclosure and compliance review. These matters have been discussed in Part I of this letter. In order to moot the Churches' shareholder proposal, however, it is necessary, but not sufficient, that there be periodic disclosure and compliance review. In addition, there must also be substantial implementation of the substantive operational and managerial programs set forth in the Valdez Principles. A comparison of the Company's policies and principles with the ten Valdez Principles establishes beyond any doubt whatsoever that the Churches' shareholder proposal has not been substantially complied with by Texaco. Except as otherwise noted below, the new materials presented by Texaco in its request for a rehearing have not provided additional information of the type which would indicate that Texaco has already adopted the policies called for by the Valdez Principles.

The first Valdez Principle calls on signatories to strive to eliminate all pollution and to safeguard habitats. The various Texaco principles and guidelines (which were submitted with Texaco's original request for a no-action letter and which are hereinafter referred to as the "Texaco Guidelines"') do not set as a goal the elimination (or even the minimization) of pollution. They merely recite that they will "reduce"' pollution. Furthermore, the Guidelines make no mention whatsoever of habitats, although Tab five contains many fine pictures of one attempt to re-establish a habitat at a Star Enterprise jointly owned facility in Texas. Furthermore, neither the greenhouse effect nor ozone layer depletion are mentioned in the Texaco Guidelines.

Neither of the two matters covered by the second Valdez Principle, namely the sustainable use of natural resources and the conservation of non-renewable resources, is covered by any of the language quoted from the Texaco Guidelines. (The reference to conserving energy is a far more limited concept than the conservation of all non-renewable resources.)

The third Valdez Principle has three parts: (i) minimize creation of waste; (ii) recycle materials; and (iii) dispose of waste safely. The Texaco Guidelines do not deal with either part (ii) or with part (iii).

*9 As to the fourth Valdez Principle, the Texaco Guidelines make no reference whatsoever to that portion of the Fourth Valdez Principle which calls for the maximization of energy efficiency in all products sold by Texaco. Furthermore, the Texaco Guidelines appear to denigrate the use of sustainable resources, rather than encouraging them.

The Company's own policy statements and the Chemical Manufacturer's Principles give Valdez Principle Five a glancing blow, at best. Although the Petroleum Institute's Principles appear to score a fairly direct hit, those Principles neither extend worldwide nor to Texaco's non-petroleum operations. The request for rehearing does provide new matter dealing with preparedness for emergencies as well as some additional information about the importance of risk reduction. (See Tab five.)

With respect to Valdez Principle Six, once again the Texaco Guidelines have struck a glancing blow, at best. Although that portion of Principles Six which deals with selling safe products is addressed directly by Texaco's own policy statements, there is neither a reference to safety as the product is "commonly used"' (as opposed to "handled according to recommended procedures"'), nor to informing customers of the environmental impact of the product. The new materials dealing with Crisis management talk about the need to provide information after the disaster has occurred and do not address the requirement of Principle Six that information be made available to the public before anything goes wrong.

Valdez Principle Seven calls for (i) restoring the environment and (ii) providing compensation, in each case if the issuer causes harm to the environment. Nothing in the Texaco Guidelines addresses these matters.

Principle Eight of the Valdez Principles calls both for information about the potential dangers of an operation (e.g. that dangerous chemicals are used in a given process) and for information about any actual incidents (e.g. a chemical spill). In contrast, the Texaco Guidelines appear to cover only one of these matters, and then only in certain industries since Texaco's policies do not appear to address this matter. Tabs two and three expands on this one matter by providing some additional information on crisis management procedures. Furthermore, Principle Eight requires explicit protections for whistle blowers, a topic not addressed anywhere in the Texaco Guidelines. Although the Company's letter of March 15 lists a series of whistle-blower statutes on page three, none of those statutes are applicable to the Company's worldwide operations and many of them may be restricted in scope.

As far as Principle Nine is concerned, there is nothing in the Texaco Guidelines that indicates that either the Board or the CEO will be kept informed on environ-

mental matters on a regular basis. Furthermore, the Company appears to concede that there is no Board member specially qualified in environmental matters.

Principle Ten calls for work toward establishing a system of independent environmental audits (analogous to a CPA's independent financial audit) and annual disclosure of an environmental audit. The new materials clearly establish that Texaco has taken some steps to comply with the first of these matters, but that it is adamantly opposed to the second of them. (See the discussion of these matters under part I of this letter.)

*10 In summary, the foregoing comparison of the Valdez Principles with the Texaco Guidelines proves conclusively that not even one out of the ten Valdez Principles has been fully mooted by the Texaco Guidelines. Two of the Principles (numbers two and seven) are not addressed anywhere in the Texaco Guidelines or in the supplemental information provided. Overall, it is still our estimate that the Texaco Guidelines address only about half of the matters contained in the Valdez Principles. And among the omitted half are many of the most important aspects of the Valdez Principles. Consequently, the Texaco Guidelines bear little or no resemblance to the Valdez Principles. In short, the adoption by Texaco of the Texaco Guidelines does not "substantially implement"' the Valdez Principles. Therefore the adoption of the Texaco Guidelines does not render the Churches' shareholder proposal moot. Texaco has failed to carry its burden of proving that the Churches' shareholder proposal may be excluded by application of Rule 14a-8(c)(10).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. We would appreciate your telephoning the undersigned at 319-335-9076 with respect to any questions in connection with this matter or if the staff wishes any further information.

Very truly yours,

Paul M. Neuhauser
Attorney at Law

0iadb7ddedab504b749317f05aebf52081application/pdf17267180.00.0FSEC-NAL-PDF1.401991
WL 178690 (S.E.C. No - Action Letter)
END OF DOCUMENT

Release No. 20091, Release No. 34-20091, 28 S.E.C. Docket 798, 1983 WL 33272 (S.E.C. Release No.)

17 CFR PART 240

S.E.C. Release No.

Securities Exchange Act of 1934

Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders

August 16, 1983

AGENCY: Securities and Exchange Commission.

ACTION: Final rule.

SUMMARY: The Commission announces the adoption of amended Rule 14a-8, which provides security holders a right to have their proposals included in the proxy statement of issuers subject to the proxy rules under the Securities Exchange Act of 1934. This action completes the second project in the Commission's Proxy Review Program.

DATE: Effective date: All of the amendments to Rule 14a-8 adopted August 16, 1983 with the exception of the changes to the timeliness provisions of paragraphs (a)(3) and (d) are applicable to proposals submitted for inclusion in proxy material to be filed preliminarily with the Commission on or after January 1, 1984. The new timeliness requirements in paragraphs (a)(3) and (d) apply to proposals submitted for inclusion in proxy material to be filed preliminarily with the Commission on or after July 1, 1984.

FOR FURTHER INFORMATION CONTACT: William E. Morley or John J. Gorman, (202) 272-2573, Office of the Chief Counsel, Division of Corporation Finance, Securities and Exchange Commission, 450 Fifth Street, NW., Washington D.C. 20549.

SUPPLEMENTARY INFORMATION: The Securities and Exchange Commission today announced the adoption of amendments to Rule 14a-8 [17 CFR 240.14a-8] under the Securities Exchange Act of 1934 (the 'Exchange Act') [15 U.S.C. 78a *et seq.* (1979 and Supp. IV 1980)] and certain interpretations thereunder. The amendments adopted today were the subject of Release No. 34-19135 (October 14, 1982) 47 FR 47420 (the 'Proposing Release') in which the Commission undertook a comprehensive re-examination of the security holder proposal process.

I. Executive Summary

In the Proposing Release, the Commission requested comment on the basic issues as to whether security holders' access to issuers' proxy statements should be provided under the Exchange Act, the nature of such access and the Commission's role in administering the process, however defined. The Proposing Release included three specific alternative proposals in the event the Commission were to conclude that continued federal regulation of the security holder proposal process is appropriate.

Proposal I retained the current framework of Rule 14a-8 but incorporated certain revisions to specific provisions, several interpretations thereunder and staff practices in administering the rule. The proposed revisions were designed principally to remove those procedural provisions not required to further the purpose of the rule and to clarify and to simplify the application of the rule.

Proposal II would have permitted issuers and their security holders to adopt their own procedures govering access to the issuer's proxy statement, subject to certain minimum standards prescribed by the Commission. Administration of such procedures would have been left essentially to issuers and their shareholders, and ultimately the courts.

*2 The third proposal based on the premise that security holders should have relatively unfettered access to an issuer's proxy statement. Proposal III would have required the inclusion of any proposal proper under state law except those involving the election of directors. Proposal III would have limited the maximum number of proposals required to be included, and where necessary, would have had proposals to be included selected by lot.

The Proposing Release elicited a substantial number of comment letters.[FN1] The commentators included representatives from all segments of the public that are concerned with the security holder proposal process: Issuers, attorneys, shareholders (including those who have been proponents and those who have not), proponents' representatives and public interest organizations. While the comments ranged from statements that the existing rule works well and should not be changed to suggestions that issuers be given unrestricted rights to establish their own procedures for security holder proposals, there was extensive support for continued security; holder access to the issuer's proxy statement under the Exchange Act and for continued Commission, rather than judicial, administration of the process.

A substantial majority of the commentators favored Proposal I or a continuation of the current rule with no change.[FN2]

While there was some limited support, mostly from issuers, for the approach proposed in Proposal II,[FN3] most commentators were concerned that Proposal II would create serious problems of administration as there would be no uniformity or consistency in determining the inclusion of security holder proposals. Exacerbating

the problem generated by provisions individual to each issuer would be the effect of the fifty state judicial systems administering the process.

Only a few commentators supported Proposal III.[FN4] A number of commentators expressed concern that the proposal would result in costly and time consuming litigation. Many took issue with the basic assumption underlying the lottery selection of proposals i.e., that all proposals are of equal merit.

After review of the constructive and detailed views of the commentators and after consideration of the issues presented in the Proposing Release, the Commission has determined that shareholder access to issuers' proxy materials is appropriate and that federal provision of that access is in the best interests of shareholders and issuers alike.

Moreover, based on the overwhelming support of the commentators and the Commission's own experience, the Commission has determined that the basic framework of current Rule 14a-8 provides a fair and efficient mechanism for the security holder proposal process, and that with the modifications to the rule and interpretations thereunder discussed in this Release, Proposal I should serve the interests of shareholders and issuers well. There follows a discussion of the highlights of the revisions to Rule 14a-8 adopted today. Interested persons are directed to the text of amended Rule 14a-8 and the Proposing Release for a more complete understanding.

II. Discussion of Specific Provisions of Amended Rule 14a-8

A. Procedural Requirements for Proponents

*3 1. Rule 14a-8(a)(1) [17 CFR 240.14a-8(a)(1)]-Eligibility. The Commission proposed a revision to Rule 14a-8(a)(1) that would provide that to be eligible to submit a proposal, a proponent must own at least 1% or $1000[FN5] in market value of a security entitled to be voted at the meeting on the proposal and have held such securities for no less than one year prior to the date on which he submits the proposal.

A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-8. Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured economic stake or investment interest in the corporation. The Commission believes that there is merit to those views and is adopting the eligibility requirement as proposed.

A number of commentators did, however, point out that changing market values for an issuer's securities could create problems in determining whether a proponent met the requirement that he own $1,000 of an issuer's securities for at least one

year at the time that the proposal is submitted. In order to alleviate the questions the Commission is establishing the following test for determining whether a proponent has held $1,000 worth of the issuer's securities: The securities have been held for at least one year and are valued at $1,000 computed by use of the average of the bid and asked prices of such securities, as of a date within 60 days prior to the date of submission of the proposal.

The Proposing Release also included a revision of the second sentence of Rule 14a-8(a)(1) that would change the time limit for a proponent to provide documentation of his beneficial ownership of the issuer's securities from 10 business days to 14 calendar days. There was no specific opposition to the change and it is being adopted as proposed. It was suggested, however, that the rule require a proponent to deliver such documentation to the issuer at the time the proposal is submitted. Paragraph (a)(2) of Rule 14a-8, as adopted today, has been revised to include such a requirement.

Finally, the Commission proposed that persons who solicited an issuer's security holders through a 'general proxy solicitation' with respect to the same shareholders' meeting would be ineligible to include a proposal in the issuer's proxy materials pursuant to Rule 14a-8. A number of commentators raised concerns with respect to the term 'general proxy solicitation'. The Commission has revised the provision to delete all references to 'general proxy solicitation.' Rather than relying on the concept of a 'general proxy solicitation,' the provision simply provides that proponents who deliver written proxy materials to holders of more than 25% of a class of the issuer's outstanding securities entitled to vote on the proposal are ineligible to submit any security holder proposals for inclusion in the issuer's proxy soliciting material.

*4 2. *Rule 14a-8(a)(2) [17 CFR 240.14a-8(a)(2)]-Notice.* The Commission proposed the elimination of the requirement that the proponent notify the issuer of his intention to appear personally at the meeting. Commentators were split fairly evenly on whether or not to eliminate this requirement. The Commission believes that the requirement serves little purpose and only encumbers proponents and therefore has deleted such requirement from the rule.

The Commission also proposed a change in the existing rule which would permit a proponent to arrange, from the outset, to have any person who is permitted under applicable state law to present the proposal for action at the meeting. A majority of the commentators that addressed this point supported the change. Those opposing the change argued that the annual meeting is a shareholders' meeting and that any representative selected to present the proposal should be a shareholder. The Commission continues to believe, however, that where state law permits a person other than a shareholder to act as proxy for a shareholder, such person should be permitted to present the proposal. Accordingly, the Commission has adopted the proposed change to Rule 14a-8(a)(2).

There was general support for the proposed requirement that a proponent notify the issuer at the time he submits the proposal of his name, address, the number of the issuer's securities that he holds of record or beneficially and the dates upon which he acquired such securities. The Commission is adopting that provision with one addition. As discussed earlier in connection with the eligibility requirements under Rule 14a-8(a)(1), the rule as adopted also requires that the proponent provide the issuer with documentary support for any claim of beneficial ownership at the time that the proponent submits his proposal.

Finally, the Commission also has adopted the proposed change in a staff interpretation of Rule 14a-8(a)(2) to the effect that attendance at another shareholders' meeting will no longer be good cause for failure to present a proposal at an issuer's shareholders meeting.

3. *Rule 14a-8(a)(3) [17 CFR 240.14a-8(a)(3)]-Timeliness.* The Commission has adopted the proposed extension of the deadline for submission of proposals to be included in annual meeting proxy material from 90 to 120 days to give issuers and the Commission's staff adequate time to process proposals.

In adopting the new timeliness deadlines in Rules 14a-8(a)(3) and 14a-8(d), the Commission realizes that many proponents and issuers may be adversely affected unless there is a reasonably lengthy transition period prior to the effectiveness that will allow all interested persons adequate time to familiarize themselves with the requirements and to comply with those requirements. In addition, issuers will need additional time to supply the notice required by Rule 14a-5(f) [17 CFR 240.14a-5(f)] in their proxy statements. Accordingly, while all of the other amendments to Rule 14a-8 adopted today will be applicable to proposals submitted to issuers who file their preliminary proxy materials with the Commission on or after January 1, 1984, the effectiveness of the new timeliness deadlines set forth in paragraphs (a)(3) and (d) of the amended rule are deferred an additional six months. Thus, the new timeliness requirements will apply only to those proposals submitted to issuers filing their preliminary proxy material with the Commission on or after July 1, 1984.

B. Rule 14a-8(a)(4) [17 CFR 240.14a-8(a)(4)]-Number of Proposals

*5 The Commission is adopting the proposed reduction in the number of proposals that a proponent may submit to an issuer in any one year from two to one. The majority of the commentators addressing this issue were in favor of the change. The Commission believes that this change is one way to reduce issuer costs and to improve the readability of proxy statements without substantially limiting the ability of proponents to bring important issues to the shareholder body at large.

The Commission also proposed a second change to Rule 14a-8(a)(4) which would give a proponent 14 calendar days rather than 10 business days 'to reduce the number of words or the number of proposals' after being notified by the issuer that he had

exceeded the limits set forth in the rule. There was no specific opposition to the change and it is being adopted as proposed.

In the Proposing Release, the Commission requested comment on the possibility of requiring proponents to pay a fee in connection with the submission of their proposals. A majority of the commentators addressing this question, almost exclusively issuers, supported the idea of a fee. Those comments, however, raised a great many questions as to the appropriate amount of such a fee and the manner in which the fee should be collected. In light of the significant questions as to the practicality and the feasibility of such an assessment, the Commission has determined not to adopt a fee requirement at this time.

C. Rule 14a-8(b)(1)-Supporting Statements for Proposals

The Proposing Release included a revision to Rule 14a-8(b) [17 CFR 240.14a-8(b)] to permit proponents to include a supporting statement for their proposals when management does not oppose the proposal. The Commission believes such supporting statements can provide shareholders with background information that may be helpful in considering the proposal and has adopted such revision.

The Commission also has amended the rule to permit a proponent an aggregate of 500 words for his proposal and supporting statement to be allocated at his discretion.

D. Rule 14a-8(b)(2)-Indentification of Proponent

The Commission is adopting Rule 14a-8(b)(2) as proposed. Under the rule, the Commission will no longer provide the name and address of a proponent who is not identified in the proxy statement. Such information will have to be obtained from the issuer.

In response to a request made by a number of commentators, the Commission wishes to make it clear that an issuer is not required under the rule to include the name and address of the proponent in its proxy materials, but may do so at its sole discretion. Where the issuer chooses to exclude such information, it is required only to indicate that it will provide such information on request.

E. Substantive Grounds for Omission of Security Holder Proposals

1. *Rule 14a-8(c)(1) [17 CFR 240.14a-8(c)(1)]-Not a Proper Subject for Action by Security Holders Under State Law.* While no change was proposed to Rule 14a-8(c)(1), a number of commentators argued that the Note to paragraph (c)(1) should be deleted, since the Note elevated from over substance in considering whether a proposal would be a proper subject for action by security holders under applicable state law. The Note was first added to Rule 14a-8 in 1976 [FN6] to explain the staff's interpretive approach in considering the application of paragraph (c)(1). That interpretation was based on the experience of the staff that generally under state corporation law a request for the board of directors to con-

sider certain actions was deemed proper for shareholder action as it did not infringe upon the directors' statutory authority to manage the corporation.

*6 To reiterate what the Commission said in 1976.

[I]t is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders. [FN7]

The Commission believes, on the basis of opinions submitted to it by issuers and proponents, that this view continues to reflect general state corporate law. The Note, however, has been revised to make it clear that whether the nature of the proposal, mandatory or precatory, affects its includability is solely a matter of state law, and to dispel any mistaken impression that the Commission's application of paragraph (c)(1) is based on the form of the proposal.

2. *Rule 14a-8(c)(3) [17 CFR 240.14a-8(c)(3)]-Proposals that Are Contrary to the Commission's Proxy Rules, Including Rule 14a-9.* Although the Commission did not propose any changes to Rule 14a-8(c)(3), the Proposing Release discussed certain staff practices in administering this provision. The Commission indicated that it believed it appropriate for the staff to give proponents the opportunity to amend portions of proposals or supporting statements which might be violative of Rule 14a-9 at the time they were submitted, since issuers are accorded the same opportunities with respect to their soliciting materials. While some commentators were critical of the latitude given to proponents to make such modifications, the Commission has determined not to change its administration of paragraph (c)(3).

3. *Rule 14a-8(c)(4) [17 CFR 240.14a-8(c)(4)]-Personal Claim or Grievance.* The proposed change to Rule 14a-8(c)(4) was intended to clarify the scope of the exclusionary paragraph and to insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuers shareholders generally. Some commentators expressed concern that, as proposed, the 'personal interest' grounds for exclusion could be applied to exclude a proposal relating to an issue in which a proponent was personally committed or intellectually and emotionally interested.

This is not the Commission's intent. In order to allay such concerns and clarify the intended scope of revised paragraph (c)(4), the Commission has incorporated such commentators' suggested revision. As so revised the rule now refers to a 'proposal . . . designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large.'

*7 4. *Rule 14a-8(c)(5) [17 CFR 240.14a-8(c)(5)]-Not Significantly Related to the Issuer's Business.* The Commission is adopting Rule 14a-8(c)(5) as proposed. Paragraph (c)(5) relates to proposals concerning the functioning of the economic business of an issuer and not to such matters as shareholders' rights, e.g., cumulative voting.

5. *Rule 14a-8(c)(7) [17 CFR 240.14a-8(c)(7)]-Ordinary Business.* The Commission did not propose any change to existing Rule 14a-8(c)(7), but did propose a significant change in the staff's interpretation of that rule. In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

6. *Rule 14a-8(c)(10) [17 CFR 240.14a-8(c)(10)]-moot.* As with Rule 14a-8(c)(7), the Commission did not propose to change Rule 14a-8(c)(10), but did propose a change in the staff interpretation of the provision. In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer'. While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose. Accordingly, the Commission is adopting the proposed interpretative change.

The Commission also requested comment on the adoption of a new interpretation of Rule 14a-8(c)(10) which would have permitted the omission of precatory proposals where the board of directors has considered the request in good faith and determined not to act. The Commission has determined that because of the administrative difficulties in administering the 'good faith' test, it will not undertake the proposed interpretation at this time.

7. *Rule 14a-8(c)(12) [17 CFR 240.14a-8(c)(12)]-Repeat Proposals.* Existing Rule

14a-8(c)(12) permits the exclusion of a proposal if substantially the same proposal has been included in the issuer's proxy statement in prior years and the proposal failed to obtain a specified percentage of votes cast. The Commission proposed a change which would permit the exclusion of proposals dealing with substantially the same subject matter as proposals submitted in prior years, but which failed to receive the requisite percentage of votes.

*8 The commentators supporting the proposed amendment felt that it was an appropriate response to counter the abuse of the security holder proposal process by certain proponents who make minor changes in proposals each year so that they can keep raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue.

Commentators who opposed the change argued that the revision was too broad and that it could be used to exclude proposals that had only a vague relation to an earlier proposal. Many of those commentators suggested that such a broad change was not necessary if the staff changed its interpretation of the existing provision.

The Commission has determined to adopt the proposed change to Rule 14a-8(c)(12). The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns. The Commission believes that by focusing on substantive concerns addressed in a series of proposals, an improperly broad interpretation of the new rule will be avoided.

The Commission also requested comment on the advisability of raising the percentage tests for resubmission of proposals under Rule 14a-8(c)(12). Currently the rule requires a 3% vote the first time a proposal is included, 6% the second time the proposal is voted upon, and 10% every year thereafter. Issuers who commented upon this question strongly supported an increase in the percentage tests. Proponents were opposed to any increase.

The Commission believes that given the increased voting activities of institutional investors with respect to security holder proposals and the greater potential support for such proposals, it is appropriate to raise the thresholds for resubmission. The Commission believes, however, that the upper limit should remain at 10%. A proposal that receives 10% of the votes cast, particularly in the face of management opposition, appears to have sufficient shareholder interest to warrant reconsideration. Accordingly, the Commission has raised the thresholds to 5% and 8% in the first and second years, respectively, with the final test remaining at 10%.

F. Procedural Requirements for Issuers

Rule 14a-8(d) [17 CFR 240.14a-8(d)]. The Commission is adopting the one change proposed in paragraph (d) that would require an issuer to notify the Commission of the issuer's intention to omit a proposal 60 rather than 50 days in advance of the filing of its preliminary proxy material. As earlier noted in the discussion of Rule 14a-8(c)(3), the effectiveness of this provision will be delayed for one year until July 1, 1984.

G. No-Action Procedures

*9 The Commission also requested comment on the advisability of eliminating the Commission staff's administrative role in the current security holder proposal process and either generally discontinuing the issuance of no-action letters under Rule 14a-8 or discontinuing such letters with respect to paragraphs (a)(4), (c)(1), (c)(2) and (c)(4). Almost without exception, the commentators opposed the discontinuation of the staff's involvement in the process, citing problems of costs, confusion, complexity and delay. No change to the staff's role in the administration of the rule therefore will be effected.

IV. Statutory Authority and Findings

The Commission hereby adopts Rule 14a-8 and the interpretation thereunder pursuant to its statutory authority under Sections 14(a) and 23(a) of the Exchange Act, Sections 12(e) and 20(a) of the Public Utility Holding Company Act of 1935, and Sections 20(a) and 38(a) of the Investment Company Act of 1940. As required by Section 23(a) of the Exchange Act, the Commission has considered the impact that this rulemaking action would have on competition and has concluded that they would impose no significant burden on competition not necessary or appropriate in furtherance of the purpose of the Exchange Act.

List of Subjects in 17 CFR Part 240

Reporting requirements, Securities.

V. Text of Amendments

In accordance with the foregoing, Title 17, Chapter II, of the Code of Federal Regulations is amended as follows:

PART 240-GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

1. By revising Rule 14a-8, § 240.14a-8, to read as follows:

§ 240.14a-8 Proposals of security holders.

(a) If any security holder of an issuer notifies the issuer of his intention to present a proposal for action at a forthcoming meeting of the issuer's security

holders, the issuer shall set forth the proposal in its proxy statement and identify it in its form of proxy and provide means by which security holders can make the specification required by Rule 14a-4(b) [17 CFR 240.14a-4(b)]. Notwithstanding the foregoing, the issuer shall not be required to include the proposal in its proxy statement or form of proxy unless the security holder (hereinafter, the 'proponent') has complied with the requirements of this paragraph and paragraphs (b) and (c) of this section:

(1) *Eligibility.* (1) At the time he submits the proposal, the proponent shall be a record or beneficial owner of at least 1% or $1000 in market value of securities entitled to be voted at the meeting and have held such securities for at least one year, and he shall continue to own such securities through the date on which the meeting is held. If the issuer requests documentary support for a proponent's claim that he is the beneficial owner of at least $1000 in market value of such voting securities of the issuer or that he has been a beneficial owner of the securities for one or more years, the proponent shall furnish appropriate documentation within 14 calendar days after receiving the request. In the event the issuer includes the proponent's proposal in its proxy soliciting material for the meeting and the proponent fails to comply with the requirement that he continuously hold such securities through the meeting date, the issuer shall not be required to include any proposals submitted by the proponent in its proxy material for any meeting held in the following two calendar years.

*10 (ii) Proponents who deliver written proxy materials to holders of more than 25 percent of a class of the issuer's outstanding securities entitled to vote with respect to the same meeting of security holders will be ineligible to use the provisions of Rule 14a-8 for the inclusion of a proposal in the issuer's proxy materials. In the event the issuer includes a proponent's proposal in its proxy material and the proponent thereafter delivers written proxy materials to the holders of more than 25 percent of a class of the issuer's outstanding securities entitled to vote with respect to such meeting, the issuer shall not be required to include any proposals submitted by that proponent in its proxy soliciting materials for any meeting held in the following two calendar years.

(2) *Notice and Attendance at the Meeting.* At the time he submits a proposal, a proponent shall provide the issuer in writing with his name, address, the number of the issuer's voting securities that he holds of record or beneficially, the dates upon which he acquired such securities, and documentary support for a claim of beneficial ownership. A proposal may be presented at the meeting either by the proponent or his representative who is qualified under state law to present the proposal on the proponent's behalf at the meeting. In the event that the proponent or his representative fails, without good cause, to present the proposal for action at the meeting, the issuer shall not be required to include any proposals submitted by the proponent in its proxy soliciting material for any meeting held in the following two calendar years.

(3) *Timeliness.* The proponent shall submit his proposal sufficiently far in advance of the meeting so that it is received by the issuer within the following time periods:

(i) *Annual Meetings.* A proposal to be presented at an annual meeting shall be received at the issuer's principal executive offices not less than 120 days in advance of the date of the issuer's proxy statement released to security holders in connection with the previous year's annual meeing of security holders, except that if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement, a proposal shall be received by the issuer a reasonable time before the solicitation is made.

(ii) *Other Meetings.* A proposal to be presented at any meeting other than an annual meeting specified in paragraph (a)(3)(i) of this section shall be received a reasonable time before the solicitation is made.

Note.-In order to curtail controversy as to the date on which a proposal was received by the issuer, it is suggested that proponents submit their proposals by Certified Mail-Return Receipt Requested.

(4) *Number of Proposals.* The proponent may submit no more than one proposal and an accompanying supporting statement for inclusion in the issuer's proxy materials for a meeting of security holders. If the proponent submits more than one proposal, or if he fails to comply with the 500 word limit mentioned in paragraph (b)(1) of this section, he shall be provided the opportunity to reduce the items submitted by him to the limits required by this rule, within 14 calendar days of notification of such limitations by the issuer.

***11** (b) (1) *Supporting Statement.* The issuer, at the request of the proponent, shall include in its proxy statement a statement of the proponent in support of the proposal, which statement shall not include the name and address of the proponent. A proposal and its supporting statement in the aggregate shall not exceed 500 words. The supporting statement shall be furnished to the issuer at the time that the proposal is furnished, and the issuer shall not be responsible for such statement and the proposal to which it relates.

(b) (2) *Identification of Proponent.* The proxy statement shall also include either the name and address of the proponent and the number of shares of the voting security held by the proponent or a statement that such information will be furnished by the issuer to any person, orally or in writing as requested, promptly upon the receipt of any oral or written request therefor.

(c) The issuer may omit a proposal and any statement in support thereof from its proxy statement and form of proxy under any of the following circumstances:

(1) If the proposal is, under the laws of the issuer's domicile, not a proper

subject for action by security holders.

Note.-Whether a proposal is a proper subject for action by security holders will depend on the applicable state law. Under certain states' laws, a proposal that mandates certain action by the issuer's board of directors may not be a proper subject matter for shareholder action, while a proposal recommending or requesting such action of the board may be proper under such state laws.

(2) If the proposal, if implemented, would require the issuer to violate any state law or federal law of the United States, or any law of any foreign jurisdiction to which the issuer is subject, except that this provision shall not apply with respect to any foreign law compliance with which would be violative of any state law or federal law of the United States.

(3) If the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9 [17 CFR 240.14a-9], which prohibits false or misleading statements in proxy soliciting materials;

(4) If the proposal relates to the redress of a personal claim or grievance against the issuer or any other person, or if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large;

(5) If the proposal relates to operations which account for less than 5 percent of the issuer's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the issuer's business;

(6) If the proposal deals with a matter beyond the issuer's power to effectuate;

(7) If the proposal deals with a matter relating to the conduct of the ordinary business operations of the issuer;

***12** (8) If the proposal relates to an election to office;

(9) If the proposal is counter to a proposal to be submitted by the issuer at the meeting;

(10) If the proposal has been rendered moot;

(11) If the proposal is substantially duplicative of a proposal previously submitted to the issuer by another proponent, which proposal will be included in the issuer's proxy material for the meeting;

(12) If the proposal deals with substantially the same subject matter as a prior proposal submitted to security holders in the issuer's proxy statement and form of proxy relating to any annual or special meeting of security holders held within the preceding five calendar years, it may be omitted from the issuer's proxy ma-

terials relating to any meeting of security holders held within three calendar years after the latest such previous submission: *Provided, That* (i) If the proposal was submitted at only one meeting during such preceding period, it received less than five percent of the total number of votes cast in regard thereto; or

(ii) If the proposal was submitted at only two meetings during such preceding period, it received at the time of its second submission less than eight percent of the total number of votes cast in regard thereto; or

(iii) If the prior proposal was submitted at three or more meetings during such preceding period, it received at the time of its latest submission less than 10 percent of the total number of votes cast in regard thereto; or

(13) If the proposal relates to specific amounts of cash or stock dividends.

(d) Whenever the issuer asserts, for any reason, that a proposal and any statement in support thereof received from a proponent may properly be omitted from its proxy statement and form of proxy, it shall file with the Commission, not later than 60 days prior to the date the preliminary copies of the proxy statement and form of proxy are filed pursuant to Rule 14a-6(a) [17 CFR 240.14a-6(a)], or such shorter period prior to such date as the Commission or its staff may permit, five copies of the following items: (1) The proposal; (2) any statement in support thereof as received from the proponent; (3) a statement of the reasons why the issuer deems such omission to be proper in the particular case; and (4) where such reasons are based on matters of law, a supporting opinion of counsel. The issuer shall at the same time, if it has not already done so, notify the proponent of its intention to omit the proposal from its proxy statement and form of proxy and shall forward to him a copy of the statement of reasons why the issuer deems the omission of the proposal to be proper and a copy of such supporting opinion of counsel.

(e) If the issuer intends to include in the proxy statement a statement in opposition to a proposal received from a proponent, it shall, not later than 10 calendar days prior to the date the preliminary copies of the proxy statement and form of proxy are filed pursuant to Rule 14a-6(a), or, in the event that the proposal must be revised to be includable, not later than five calendar days after receipt by the issuer of the revised proposal promptly forward to the proponent a copy of the statement in opposition to the proposal. In the event the proponent believes that the statement in opposition contains materially false or misleading statements within the meaning of Rule 14a-9 and the proponent wishes to bring this matter to the attention of the Commission, the proponent promptly should provide the staff with a letter setting forth the reasons for this view and at the same time promptly provide the issuer with a copy of such letter. (Secs. 14(a) and 23(a), 48 Stat. 895 and 901; sec. 12(e) and 20(a), 49 Stat. 823 and 833; sec. 20(a) and 38(a), SY Stat. 822 and 841; 15 U.S.C. 78n(a); 78w(a), 791(e), 794(a), 800.20(a), 80a-37(a))

*13 By the Commission, Commissioner Longstreth dissenting. [FN8]

George A. Fitzsimmons,
Secretary.

Dissent by Commissioner Longstreth

I respectfully dissent from the adoption of Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders.

The responses to our proposing release (Release No. 34-19135 (October 14, 1982)), totaling 397, provide overwhelming support for three major conclusions:

1. Shareholders should continue to be accorded access to management proxy statements under the Securities Exchange Act of 1934.

2. The Securities and Exchange Commission should continue to be actively involved in administering the process by which that access is afforded.

3. The present system for according access to shareholders is strongly preferred to the more radical schemes suggested in the proposing release or any other scheme yet devised.

My dissent from adoption of the proposed amendments rests upon a belief that these amendments, in the aggregate, title significantly and unnecessarily against shareholders seeking access to the proxy machinery. The tilt, in my opinion, goes well beyond that which is necessary to deal with recognized abuses. I do not believe the active use of the proxy machinery by shareholders is, of itself, an abuse; therefore, I do not favor changes the effect of which will be to reduce that usage by responsible shareholders.

If we are going to support shareholder access in theory, we should support it in practice as well, and not just for highly sophisticated investors who can afford to develop or retain the skills necessary to master the labyrinth that Rule 14a-8 sets before them.

With minor exceptions, Rule 14a-8 in its present form has been in effect since 1976. The seven year record provides a strong case for continuing the Rule essentially as it is. Indeed, of those commenting, 145 would have us do just that. Moreover, each time we change a rule, we impose on the community of affected businessmen, investors and professionals the cost of having to master the changes.

For the foregoing reasons, I favor retaining Rule 14a-8 in its present form and adjusting our interpretations where necessary to deal with the abuses our staff has identified.

[FR Doc. 83-23104 Filed 8-22-83; 8:45 am]

BILLING CODE 8010-01-M

FN1 Three hundred and ninety-seven letters of comment were received from three hundred and eighty-three commentators. A copy of the Summary of Comments, as well as the letters of comment, is available for public inspection and copying at the Commission's Public Reference Room. (*See* File No. S7-946.

FN2 One hundred and fifteen commentators generally supported Proposal I, although a number did propose various modifications. An additional one hundred and forty-five commentators suggested that there should be no change in the exiting rule. Fifty-nine commentators addressed some aspect of the proposals without expressing support for one of the three approaches proposed by the Commission.

FN3 There were only twenty-four commentators who expressed support for Proposal II, although there were an additional eighteen letters which indicated some support for the concept underlying Proposal II.

FN4 Six commentators favored the adoption of the proposal, with an additional sixteen letters indicating support for the theory underlying the principles advanced.

FN5 Holdings of coproponents will be aggregated in determining the includability of a proposal.

FN6 Release 34-12999. (Nov. 22, 1976) [41 FR 52994].

FN7 *Id.* at p. 16.

FN8 Dissenting opinion of Commissioner Longstreth follows.

Release No. 20091, Release No. 34-20091, 28 S.E.C. Docket 798, 1983 WL 33272 (S.E.C. Release No.)
END OF DOCUMENT

Staff Observations in the Review of Executive Compensation Disclosure

Division of Corporation Finance

Executive Summary

The Division of Corporation Finance has completed its initial review of the executive compensation and related disclosure of 350 public companies under the Securities and Exchange Commission's new and revised rules relating to executive compensation disclosure. Two principal themes emerge from our reviews and our individualized comments to these companies.

First, the Compensation Discussion and Analysis needs to be focused on *how* and *why* a company arrives at specific executive compensation decisions and policies. This does not mean that disclosure needs to be longer or more technical; indeed shorter, crisper, and clearer would often be better. The focus should be on helping the reader understand the basis and the context for granting different types and amounts of executive compensation.

Second, the manner of presentation matters — in particular, using plain English and organizing tabular and graphical information in a way that helps the reader understand a company's disclosure. The executive compensation rules require companies to disclose a great deal of information. Techniques such as providing an executive summary, or creating tables or charts tailored to a company's particular executive compensation program, can make the disclosure more useful and meaningful. We encourage companies to continue thinking about how executive compensation information — from the big picture to the details — can be better organized and presented for both the lay reader and the professional.

Introduction

The Securities and Exchange Commission's new and revised rules relating to executive compensation disclosure became effective on November 7, 2006. These rules have significantly changed the disclosure a public company provides about how it compensates its most highly paid executive officers, including its principal executive officer and its principal financial officer, and its directors. On December 22, 2006, the Commission further amended the disclosure requirements for executive and director compensation with respect to how a public company discloses stock and option award compensation. The revised rules also update and clarify the related person transaction disclosure requirements and consolidate and add corporate governance disclosure requirements.

In the Division of Corporation Finance's regular review of public company current and periodic reports, we routinely provide comments to companies in which we seek clarification of current disclosure or additional information so we may better understand why a company made a particular disclosure. In some instances, we may ask a company to revise or enhance its disclosure by amending the document in which it has provided it. In other instances, we may ask a company to revise or enhance its disclosure in future filings.

In 2007, we undertook a project to review the executive compensation and other related disclosure of 350 public companies to evaluate compliance with the revised rules and provide guidance on how those companies could improve their disclosure. In identifying 350 companies for review, we sought to cover a broad range of industries. No one should interpret our selection of any company for review as part of this project as any indication of our views regarding the quality of that company's disclosure.

We have provided comments to companies based on a company's individual facts and circumstances and the nature and extent of its disclosure. Our goal in providing comments to companies is to assist them in enhancing the overall disclosure in their filings. These reviews are ongoing. Not less than 45 days after we complete our review of a company's filing, we will post the correspondence containing our comments and company responses to our comments on the SEC's EDGAR system.

In this report, we discuss the principal comments we provided to companies. Because our reviews are ongoing, our discussion is limited to our initial comments and does not reflect how companies may propose to revise their disclosure in response to them. We encourage companies to review their disclosure and prepare future disclosure consistent with the principles and themes of our comments. In our comments, we seek, where applicable, more direct, specific, clear and understandable disclosure. We believe this will foster enhanced and more informative executive compensation disclosure.

Manner of Presentation

Item 402 of Regulation S-K requires a company to provide "clear, concise, and understandable disclosure of all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers . . . and directors . . . by any person for all services, rendered in all capacities . . . ."

In a number of instances, we suggested ways we thought companies could improve the manner in which they presented their executive compensation disclosure. For example, in a significant percentage of the filings we reviewed, we suggested that companies should consider making some items of their disclosure more prominent. Throughout our long history of reviewing company disclosure, we have often found that where a company emphasizes material information and de-emphasizes less important information, investor understanding of the company's disclosure is improved. As another example of our comments in this area, we suggested that companies could improve their presentation by emphasizing in their Compensation Discussion and Analysis how and why they established compensation levels, and de-emphasizing and shortening lengthy discussions of compensation program mechanics.

Format

For the most part, we found the format of executive compensation and other related disclosure to be relatively consistent across the 350 company filings. We commented on the format or manner of presentation where we found it adversely affected the overall readability of the company's disclosure. In adopting the revised rules, the Commission stated that the Compensation Discussion and Analysis is meant to be a narrative overview at the beginning of the compensation disclosure, putting into perspective the numbers in the tables that follow it. Where a company placed its required compensation tables before the Compensation Discussion and Analysis, we asked it to relocate those tables so that they would follow the Compensation Discussion and Analysis.

Approximately two-thirds of the companies we reviewed included charts, tables and graphs not specifically required by the revised rules. In almost every instance, we found these additional presentations to be helpful. For example, we found that a number of companies voluntarily included a table in which they presented information regarding potential payments upon termination or change-in-control. To enhance investor understanding of these tables, we suggested to some companies that they disclose the total amounts they would be required to pay their named executive officers upon termination or a change-in-control.

We encourage methods of presentation that are tailored to a particular company's circumstances, which we believe can be useful to investor understanding. Of the 350 companies we reviewed, a few companies included alternative summary compensation tables. Where a company presented an alternative summary compensation table that we found to be confusing or one which included compensation amounts calculated in a manner inconsistent with the revised rules, we asked the company to de-emphasize the alternative table and ensure that it was not presented more prominently than the required table. To the extent that a company's discussion or presentation of an alternative summary compensation table did not overshadow or detract from the required tables, we generally did not comment. Where the title of an alternative summary compensation table could lead a reader to assume that the alternative table was part of the required compensation tables, we asked the company to change the title. Where necessary, we asked companies to state that an alternative summary compensation table is not a substitute for the information the revised rules require. Finally, we asked those companies that presented alternative summary compensation tables to explain differences between compensation amounts presented in those tables and compensation amounts presented in the required tables.

Clarity

When the Commission adopted the revised rules it affirmed its support of plain English principles by stating that "[c]learer, more concise presentation of executive and director compensation, related person transactions, beneficial ownership and corporate governance matters can facilitate more informed investing and voting decisions in the face of complex information about these important areas." Companies are required to follow the drafting principles presented in Exchange Act Rules 13a-20 and 15d-20 when presenting their executive and director compensation, related person

transactions, beneficial ownership and corporate governance disclosures in reports they are required to file under Exchange Act Section 13(a) or 15(d). These rules contain the plain English requirements.

It is important to recognize that disclosure can be clear and understandable yet not meaningful or responsive to disclosure requirements. Conversely, disclosure can be responsive in content, but not clear and understandable. As we discuss below, we found that, in several instances, companies made a good faith effort to provide clear and understandable disclosure, but fell short of full compliance with the underlying disclosure requirements. For example, we found that a significant number of companies could improve their analyses of how and why they made certain executive compensation decisions. Where we ask a company to add analysis, or enhance its analysis, we do not necessarily think that it should lengthen its disclosure. Rather, careful drafting consistent with plain English principles could result in a shorter, more concise and effective discussion that complies with our rules.

In adopting the revised rules, the Commission stated that "[t]he purpose of the Compensation Discussion and Analysis disclosure is to provide material information about the compensation objectives and policies for named executive officers without resorting to boilerplate disclosure." Where we found that a company presented boilerplate disclosure, we asked it to provide a clear and concise discussion of its own facts and circumstances. For example, we asked a significant number of companies to replace boilerplate discussions of individual performance with more specific analysis of how the compensation committee considered and used individual performance to determine executive compensation. Where a company repeated information from the required compensation tables, we asked it to replace that disclosure with a clear and concise analysis of the information in the required compensation tables or to relocate the discussion to the narrative following the appropriate tables or the footnotes to those tables. Where a company's disclosure appeared identical to language in a compensation plan or employment agreement, we asked it to present the information in a clear and understandable manner.

Although we recognize that several of the required tables require companies to present a number of columns, we asked some companies to be mindful of font size in their tables and related footnote presentations and to increase, where practicable, font size to enhance readability.

Compensation Discussion and Analysis

When the Commission adopted the revised rules, it stated that they "are intended to provide investors with a clearer and more complete picture of compensation to principal executive officers, principal financial officers, the other highest paid executive officers and directors." To bring this picture into focus, the Commission adopted a new principles-based requirement for a company to provide material information about compensation objectives and policies for its named executive officers, the Compensation Discussion and Analysis.

In adopting the Compensation Discussion and Analysis, the Commission presented a disclosure concept and provided both principles and examples to help companies identify disclosure applicable to their own facts and

circumstances. The Commission expressly stated that the Compensation Discussion and Analysis "strikes an appropriate balance that will effectively elicit meaningful disclosure, even as new compensation vehicles develop over time." The principles-based disclosure concept allows each company to assess its own facts and circumstances and determine what elements of the company's compensation policies and decisions are material and warrant disclosure.

The Commission explained that the primary focus of the Compensation Discussion and Analysis should be "[m]uch like the overview that we have encouraged companies to provide with their Management's Discussion and Analysis of Financial Condition and Results of Operations. . . ." The Commission stated that "the new Compensation Discussion and Analysis calls for a discussion and analysis of the material factors underlying compensation policies and decisions reflected in the data presented in the tables." Further, the Commission advised companies that "the Compensation Discussion and Analysis requirement is principles-based, in that it identifies the disclosure concept and provides several illustrative examples." The Commission also made clear that, in addition to discussing its compensation policies and decisions, a company responding to the principles-based disclosure requirement must analyze the material factors underlying those policies and decisions.

In many of our comment letters, we asked companies to enhance their analyses of compensation policies and discussions, including how they determined the amounts of specific compensation elements. In providing these comments to companies, our goal is to help companies enhance their discussions of *how* they arrived at the particular levels and forms of compensation that they chose to award to their named executive officers and *why* they pay that compensation, giving investors an *analysis* of the results of their compensation decisions. We discuss a number of these comment areas below.

Compensation philosophies and decision mechanics

We found that a number of companies discussed their compensation philosophies and decision mechanics in great detail. We asked a substantial number of companies to refocus their Compensation Discussion and Analysis presentations on the substance of their compensation decisions and to disclose how they analyzed information and why their analyses resulted in the compensation they paid. For example, where a company provided a lengthy discussion about its compensation philosophies, we suggested that it improve its Compensation Discussion and Analysis by explaining how and why those philosophies resulted in the numbers they presented in the required tables. Similarly, where a company provided a lengthy discussion about its decision-making process, we suggested that, rather than explaining the process, it explain how its analysis of relevant information resulted in the decisions it made.

We asked a significant number of companies to discuss the extent to which the amounts paid or awarded under each compensation element affected the decisions they made regarding amounts they paid or awarded under other compensation elements. Consistent with Item 402(b)(1)(vi), we asked these companies to place in context how and why the determinations they made with regard to one compensation element may or may not have

influenced decisions they made with respect to other compensation elements they contemplated or awarded. Where a company disclosed that its compensation committee analyzed "tally sheet" information, for example, we asked the company to explain what "tally sheet" information was and discuss how it impacted the committee's decision on compensation awards.

Differences in compensation policies and decisions

Item 402(b) requires companies to discuss their compensation policies and their decisions regarding compensation of their named executive officers. When adopting this requirement, the Commission stated that "[t]he Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies and decisions for individual named executive officers where appropriate. Where policies or decisions are materially similar, officers can be grouped together. Where, however, the policy or decisions for a named executive officer are materially different, for example in the case of a principal executive officer, his or her compensation should be discussed separately." Where a company's disclosure, including that in the Summary Compensation Table, led us to believe that its policies and decisions for individual named executive officers may be materially different, we reminded the company of the Commission's statement.

Performance targets

Item 402(b)(2) provides fifteen examples of items that may be material elements of a company's compensation policies and decisions. Among the elements of a company's compensation policies and decisions that may be material and warrant disclosure is the company's use of corporate and individual performance targets. Evaluating whether corporate and individual performance targets warrant disclosure is not a new concept for public companies in preparing their executive compensation disclosure. Prior to 2006, the Commission's executive compensation disclosure rules required a company's compensation committee to describe each measure of company performance on which it based the Chief Executive Officer's compensation. Companies were not required to disclose target levels involving confidential commercial or business information where disclosure would have had an adverse effect on the company.

In adopting the revised rules, the Commission carefully considered public company disclosure practices and the differing views of a wide variety of commenters. Rather than presenting a specific requirement to disclose corporate and individual performance targets, the Commission adopted a principles-based disclosure model in which a company determines whether performance targets are a material element of its compensation policies and decisions. If a company determines they are material, Item 402 provides the disclosure framework for the company to follow.

We found that a substantial number of companies alluded to using, or disclosed that they used, corporate and individual performance targets to set compensation policies and make compensation decisions. We found that corporate performance targets ranged from financial targets such as earnings per share, EBITDA, and growth in net sales, to operational or strategic goals such as increases in market share or targets specific to a

particular division or business unit. Most companies we reviewed disclosed that their compensation committees considered individual performance in making executive compensation decisions, although few companies disclosed how they analyzed individual performance or whether they focused on specific individual performance goals as part of that analysis.

We issued more comments regarding performance targets than any other disclosure topic in our review of the executive compensation and other related disclosure of the 350 companies. We often found it difficult to understand how companies used these performance targets or considered qualitative individual performance to set compensation policies and make compensation decisions. In making these comments, we do not seek to require companies to defend what may properly be subjective assessments in terms of purely objective or quantitative criteria, but rather only to clearly lay out the way that qualitative inputs are ultimately translated into objective pay determinations.

Where it appeared that performance targets were material to a company's policy and decision-making processes and the company did not disclose those targets, we asked it to disclose the targets or demonstrate to us that disclosure of the particular targets could cause it competitive harm.[1] We reminded companies of Instruction 4 to Item 402(b) which requires them to discuss how difficult it will be for the executive or how likely it will be for the company to achieve undisclosed target levels or other factors. Where a company omitted a performance target amount but discussed how difficult or likely it would be for the company or individual to achieve that target, we often sought more specific disclosure that would enhance investor understanding of the difficulty or likelihood.

Where a company presented a non-GAAP financial figure as a performance target and the company did not disclose how it would calculate that figure, consistent with Instruction 5 to Item 402(b)(2), we asked it to disclose how it would do so. For example, where a company disclosed total shareholder return as a performance target, we asked the company to disclose how it would calculate total shareholder return and describe how it would influence compensation decisions.

In adopting the revised rules and addressing commenters' requests for clarification about whether the Compensation Discussion and Analysis is limited to compensation for the last fiscal year or should also address prior or current year matters, the Commission stated:

> While the Compensation Discussion and Analysis may also require discussion of post-termination compensation arrangements, on-going compensation arrangements, and policies that the company will apply on a going-forward basis, Compensation Discussion and Analysis should also cover actions regarding executive compensation that were taken after the last fiscal year's end. Actions that should be addressed might include, as examples only, the adoption or implementation of new or modified programs and policies or specific decisions that were made or steps that were taken that could affect a fair understanding of the named executive officer's compensation for the last fiscal year. Moreover, in some situations it may be necessary to discuss prior years in order to give context to the disclosure provided.

While disclosure will always depend upon each company's particular facts and circumstances, there are a number of situations where a company may find it necessary to discuss prior and current year performance targets to place its disclosure in context or affect a fair understanding of a named executive officer's compensation. It also may be material for a company to disclose whether the company or the named executive officer achieved or failed to achieve targets in prior years. Those situations may include, for example, where a company has a multiple year compensation plan or where target levels vary materially between years. Where a company's disclosure implied that its current or prior year targets were material to an understanding of a named executive officer's compensation for the last fiscal year or were otherwise material in the context of that company's Compensation Discussion and Analysis, consistent with Instruction 2 to Item 402(b) of Regulation S-K, we asked it to disclose prior year and current year targets.

Benchmarks

When a company discloses that it has used compensation information from other companies to determine its own compensation levels, the company may be engaging in benchmarking its total compensation or other material elements of compensation. Benchmarking is presented in Item 402(b)(2) as an example of information that may be material to an individual company's compensation policies and decisions. If a company uses benchmarking, and it is material to its compensation policies and decisions, Item 402 requires it "to identify the benchmark and, if applicable, its components (including component companies)."

In a substantial number of comments, we asked companies to provide a more detailed explanation of how they used comparative compensation information and how that comparison affected compensation decisions. Where a company stated that it used comparative compensation information, but retained discretion on how to use it, we asked it to provide appropriate disclosure. For example, if a company stated that it benchmarked its compensation, but it retained discretion to benchmark to a different point or range, or to not benchmark at all, we asked it to disclose the nature and extent of that discretion and whether or how it exercised that discretion.

Where a company indicated that it benchmarked compensation to its peers, but did not identify the peers or provide sufficient details concerning the benchmarking it used, we asked it to identify the companies to which it compared itself as well as the compensation components it used in that comparison. In addition, where a company indicated that it benchmarked compensation to a vague or broad range of data regarding those companies, we asked it to explain more specifically where its compensation fell within that range.

Change-in-control and termination arrangements

We found that a significant number of companies could enhance their Compensation Discussion and Analysis by discussing and analyzing their decisions regarding change-in-control and termination arrangements with the named executive officers. Item 402(b)(1)(v) requires a company to disclose how it determines the amount and formula, where applicable, to

pay for each compensation element. Item 402(b)(1)(vi) requires a company to discuss how each compensation element, and the company's decisions regarding that element, fit into the company's overall compensation objectives and affect decisions regarding other compensation elements. We asked a number of companies to disclose why they structured the material terms and payment provisions in their change-in-control and termination arrangements as they did. We also asked companies to discuss how potential payments and benefits under these arrangements may have influenced their decisions regarding other compensation elements.

Executive and Director Compensation Tables

We did not detect any common themes in our reviews of the required named executive officer and director compensation tables, the footnotes to the tables, or the narratives that followed them. Overall, we issued relatively few comments to companies on this area of their disclosure. Our comments regarding the required tables generally related to specific disclosure requirements or other information concerning a particular company's individual facts and circumstances. For example, if it appeared that a company made undisclosed assumptions in valuing option awards, we asked it to disclose those assumptions in the footnotes to the required table or provide an appropriate cross-reference to the discussion of the assumptions elsewhere in the company's filing. As another example, in the Grants of Plan-Based Awards table, where it appeared that a company did not disclose each grant of an award made to a named executive officer in the last completed fiscal year under any plan, we asked it to do so. Finally, where a company did not disclose the vesting dates of options, shares of stock, and equity incentive plan awards held at fiscal-year end by footnote to the applicable column in its Outstanding Equity Awards at Fiscal Year-End table, we asked it to do so.

Compensation Committee Report

A number of companies furnished compensation committee reports that did not include all of the information our rules require. For example, some companies did not indicate whether the compensation committee reviewed and discussed the Compensation Discussion and Analysis with management. We asked these companies to revise their future reports to include all required information.

Related Person Transaction Disclosure

We issued relatively few comments on related person transaction disclosure. We did, however, ask a number of companies to provide a statement that their policies and procedures for review, approval, or ratification of related person transactions are in writing and, if not, to explain how they evidence their policies and procedures. Furthermore, as the Commission stated when adopting the revised rules, disclosure regarding related person transactions is integral to "a materially complete picture of financial relationships with a company," and we will continue to review company disclosures with this standard in mind.

Corporate Governance

Our comments on corporate governance matters primarily focused on who was involved in making compensation decisions. We identified a number of areas where a company could provide a more complete picture of which individuals and which procedures it relied upon to consider and determine executive and director compensation, consistent with the requirements of Item 407(e)(3). Where a company's disclosure was unclear about exactly who made the compensation decisions, we asked for clarification. Item 407 (e)(3)(ii) requires a company to describe the role of executive officers in determining or recommending the amount or form of executive and director compensation. Where a company indicated that its principal executive officer had a role in the compensation decision-making process, we asked it to describe his or her role. Item 407(e)(3)(iii) requires companies to disclose the role compensation consultants played in the decision-making process, and we asked a number of companies to do so. In particular, we asked companies to more specifically disclose the nature and scope of a consultant's assignment and material instructions the company gave it.

---

[1] Those companies that believe their explanation to us should receive confidential treatment should determine whether requesting confidential treatment of that explanation pursuant to Rule 83 is appropriate. SEC Rule 200.83 governs the procedures under which a company may request confidential treatment for information contained in a response letter or for supplemental information it provides to us. Rule 83 requires the company to submit a written request for confidential treatment at the time it provides the information to us.

http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm

1999 WL 176941 (S.E.C. No - Action Letter)

(SEC No-Action Letter)
*1
Masco Corporation

Publicly Available
March 29, 1999

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 29, 1999
Publicly Available
March 29, 1999

Re: **Masco** Corporation

Incoming letter dated January 28, 1999

The proposal provides specific qualifications for **Masco's** outside directors.

There appears to be some basis for your view that **Masco** may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if **Masco** omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to

address the alternative bases for omission upon which **Masco** relies.

Sincerely,

Dennis Bertron
Attorney Adviser

LETTER TO SEC
February 19,
1999

CATHERINE DIXON, ESQ.
OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
MAIL STOP 4-2
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549Re: Shareholder Proposal Submitted by Richard A. Dee

Dear Ms. Dixon:

This letter is being submitted to the Division of Corporation Finance (the "**Division**") on behalf of Masco Corporation (the "**Company**"). The Company submitted a request for no-action relief to the Division on January 28, 1999 regarding its receipt of a shareholder proposal (the "**Proposal**") from Richard A. Dee. The Proposal asks the Company's Board of Directors (the "**Board**") to adopt certain qualifications for the Company's Outside Directors.

In the Company's letter of January 28, 1999, a copy of which is attached, the Company indicated that its Board would be asked to approve a resolution adopting, in substantially the same form submitted by the Proponent, criteria for Outside Directors. This letter is being submitted to inform the Division that the Company's Board approved the resolution on February 17, 1999, in the form set forth in the January 28, 1999 letter. The resolution reads as follows:

> RESOLVED, that Masco Outside Directors: (1) shall possess skills and experience of particular value to the Company; (2) shall not be employed directly or indirectly by the Company or by any of its affiliates, or by an entity benefitting from a material relationship therewith; and, (3) shall not be related, by blood or marriage, to any member of management or any director of the Company or of any of its affiliates. For purposes of clause (2), a material relationship shall not be deemed to exist if, in the judgment of the other Outside Directors, the financial benefit to the entity employing the Outside Director is immaterial to that entity."

If the Staff has any questions or comments regarding this letter or the filing, please contact the undersigned at (212) 450-4370. Please acknowledge receipt of

this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed pre-addressed, stamped envelope.

*2 Thank you for your consideration of these matters.

Sincerely,

David W. Ferguson
DAVIS POLK & WARDWELL
450 Lexington Avenue
New York, N.Y. 10017
212-450-4000

LETTER TO SEC
February 28, 1999

CATHERINE T. DIXON, ESQ.
CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
MAIL STOP 4-2, 450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549Re: Masco Corporation -- 1999 Stockholder Proposal

Dear Ms. Dixon:

The purpose of the proposal that I submitted to Masco Corporation is to bring about the adoption by the company of qualification criteria to be applied to Outside Directors. Although all directors are bound by law and by stockholders to act in the interests of stockholders, Outside Directors, as their committee assignments clearly indicate, occupy positions of particular trust.

Without question, Outside Directors must be independent of management and free of associations, ties, or relationships that compromise, or could compromise, their abilities to serve ably and willingly the interests of all stockholders. They must be keenly aware of their responsibility to all stockholders, and be aware that they are accountable to them.

Masco boards traditionally have been inbred -- composed of directors, including those considered by the company to be Outside Directors, whose abilities to act independently and with objectively have been compromised significantly by business, personal, and/or social relationships with members of management, with other directors, and/or with companies doing business with Masco and its affiliates.

Lack of independence and objectivity again and again caused Masco directors to neglect their duty to properly oversee company affairs and the activities of management, thereby allowing corporate acts and acts by insiders to occur that caused serious damage to the interests of all stockholders. Again and again, the board

overlooked acts that damaged stockholder interests and enriched, substantially and unjustifiably, Masco insiders.

Masco stockholders are entitled to have their interests protected, and furthered, by a board of directors composed of a substantial majority of independent, objective, and experienced Outside Directors. Masco stockholders are entitled to directors whose independence cannot be questioned.

Included in my proposal is a resolution calling for the establishment of eligibility requirements -- criteria that candidates must meet if they are to be considered for appointments as Outside Directors. My proposal contains a request that the Masco board adopt a resolution (included therein) that sets forth those qualification criteria.

Approval of my proposal by stockholders, and adoption of the resolution by the board, will, in time, result in a Masco board composed of a substantial majority of Outside Directors who are independent of the company and its affiliates, past and present, independent of members of management and directors of the company and its affiliates, past and present, who are able and willing to consider with objectivity matters brought before them, and whose backgrounds and experience will be of particular value to the company.

*3 On February 1, 1999, I received a final copy of a letter addressed to you dated January 28 from Davis Polk & Wardwell, on behalf of its client, Masco Corporation, prepared by Mr. David Ferguson. That letter notified the Commission of the company's intention to omit my proposal from its proxy materials for the 1999 annual meeting of shareholders. The letter set forth claims in support of the company's proposed omission of my proposal; in conclusion, based on those claims, the letter states that "The company believes that it may omit the proposal from the 1999 Proxy Materials because (i) it is moot, (ii) it is contrary to the Commission's proxy rules, (iii) it is false and misleading, and (iv) it relates to the redress of a personal grievance."

As he did in 1998, Mr. Ferguson is once again arguing for the omission of my proposal on behalf of Masco Corporation. Once again, he is attempting to convince the Commission to accept *his* interpretations of various Rules. Once again, he is petitioning the Commission to endorse the company's intention to omit my proposal from its proxy materials. And, once again he is seeking to discredit *me* as a means of discrediting *my proposal*.

Counsel's January 28 letter stated that "the Company's Board of Directors will be asked to approve a resolution adopting, in substantially the form submitted by the Proponent, criteria for Outside Directors". And, "The Commission has also found that a registrant's amendments to a shareholder resolution do not prevent the shareholder proposal from being found moot, so long as the amendments are not substantial."

Ay, there's the rub -- what is purported to be substantially similar to my proposal is, in fact, substantially different. The obvious intent of the changes contained in Masco's version of my proposal is to reduce, substantially, the potential effectiveness of the proposal that I submitted. Masco was unwilling to go along with my resolution and therefore altered it substantially -- and now is claiming that the alterations are not significant.

According to counsel's letter to you dated February 19 (a copy of which was sent to me on February 23), the Masco board approved, on February 17, a resolution worded exactly as set forth in counsel's letter of January 28 -- a resolution designed to corrupt both the spirit and the intent of my proposal. Masco is acting in the worst of faith.

The adoption of a resolution intended to render my proposal moot is, to use an expression used by counsel last year, "a transparent attempt to end run" my proposal. Inasmuch as I began in December 1995 to address the need for truly independent and experienced outside directors with Masco's chairman, and addressed it often thereafter, the company could have come up with such a resolution at any time over a three year period.

In order to continue to be able to select directors whose affiliations would have been ruled out by criteria set forth in my proposal, Masco significantly altered my proposal by subjecting it to substantive and substantial changes -- as counsel put it, "the additions made to the proposal ... and the portions to be omitted."

*4 If Masco truly believed that qualification criteria for Outside Director were desirable, why did it not adopt such criteria following receipt of my 1998 proposal? The fact of the matter is that Masco's chairman and its directors did not want any restraints placed on their ability to choose whomever they like as board members.

Masco knew full well that in 1998 it was able to omit my proposal based on but a single flimsy claim -- that due to changes that I made to my proposal, timely submitted, the Commission went along with counsel's claim that it constituted a new proposal submitted too late to be eligible for inclusion in Masco's 1998 proxy materials.

Realizing that it had no really substantial grounds for omitting my proposal from its 1999 proxy materials, and recognizing that what my proposal called for was reasonable, well-grounded, and might very possibly achieve considerable support from the company's outside stockholders if they had an opportunity to vote on it, apparently the company seized upon what it figured might be its best chance to prevent inclusion -- adoption of a resolution that it could claim would have the same effect as mine, thereby "cutting me off at the pass".

The proposal adopted by the Masco board is the company's version of what I submitted and, as covered in detail in later paragraphs, does not render my proposal

"moot". Counsel claims that the changes made "are intended to make the proposal clear and workable." That is certainly not the case. My proposal was far more clear and certainly very workable as submitted than Masco's version. The changes have but one purpose -- to permit Masco to continue to do things that my proposal, as submitted, was specifically intended to prevent.

Masco's resolution would enable it to have as Outside Directors individuals who are or who have previously been employed by companies that were at some point in time members of the very large Masco family of companies, and to have as Outside Directors individuals who are or have been employed by companies that benefit from the business they do with Masco or its family of companies. Masco is simply unwilling to limit its ability to put friends on its board.

Why is Masco so determined to have Outside Directors whose independence and objectivity can be questioned?

I would have preferred, in this response, to ignore the insults and attacks on my integrity that Mr. Ferguson has woven into his claims and arguments against my proposal. He set a nasty tone last year in his first letter (dated January 28, 1998) to the Commission regarding my 1998 proposal. I am compelled to try to put the matter, and our respective positions, into perspective -- something that counsel, it appears, has chosen to overlook -- or to disregard..

Our respective positions are simple enough. I am a substantial individual stockholder of Masco Corporation -- a not insignificant part-owner of the company, whether Mr. Ferguson and company insiders like it or not. They seem to have forgotten that they work for the company's owners, including me and the rest of the stockholders -- silent though most may be. Dogs do not, as a rule, bite the hands that feed them.

*5 On the basis of extremely extensive research and investigation, I chose to criticize those who are legally responsible to the owners of the company because I think they are neglecting my interests and those of other outside stockholders while they are furthering their own. I have the right to do so. The same goes for suggestions that I chose to make concerning ways to improve how the company is operated and governed -- and by whom. Not only have I the right, I have more than enough experience and background in business and finance to feel confident in doing so.

Davis Polk was hired to represent the owners of Masco Corporation by those designated to act as their agents and charged by them to manage the company in their interests. Those agents hired and pay Davis Polk -- which was not hired to work *for* management -- in its interests. While seemingly unaware of it, Davis Polk was hired to work *through* management -- in the interests of the Corporation's owners, of which I am one.

Masco and its counsel are determined to prevent Masco stockholders from being ex-

posed to a view of the company that does not conform to the only view to which they have ever been exposed, the carefully-crafted "company line". The prospect of hitherto compliant stockholders considering new views -- in the light of their own experiences with their investments in Masco -- is not a happy thought for those who have had everything their own way for so long. A "second opinion" is the last thing Masco wants its stockholders to have.

Masco is (extremely) anxious to prevent a substantial and very well-informed stockholder from using the proxy process to accomplish one of its most important and accepted purposes -- to communicate with fellow stockholders -- in this case to ask them to join his call for changes that would, in his opinion, and based on extensive research, vastly improve the way in which the company is governed and by whom -- and thereby improve how it is operated and its chances for future success. Congress, in 1996, made quite clear that it was its will that the proxy process guarantee exactly the sort of communication between stockholders that Masco is so intent on preventing.

Although I find his manner often repugnant, I do not disagree with or object to many of counsel's references depicting the extent of my research and investigations, and his recitation of my efforts to cause Masco to act responsibly and with greater concern for the interests of its outside stockholders. I can understand Masco's annoyance at being faced with a stockholder who has come to know a very great deal about it and its insiders who is willing and able to challenge many aspects of the company that never before have been challenged by anyone with an intense interest in trying to make things better, and the future more secure, for all Masco stockholders.

I can understand Masco's dismay and annoyance, obviously conveyed to counsel, to find that after many years of being able to make stockholders believe whatever it wanted them to believe, someone was challenging it -- and trying to bring about changes with the help of a great many other stockholders. I realize that counsel's limited knowledge and experience in business and finance make it difficult for him to appreciate the extent and the nature of my inquiries, and the conclusions based thereon that I reached concerning Masco and those who run it. Counsel's limitations (and possibly personal ambitions in connection with Masco and its affiliates) do not, however, give him license to make false and absurd statements, to take statements that I have made out-of-context in attempts to use them against me, and to ridicule the thoroughness of my research and the steadfastness of my resolve.

*6 In 1998, Mr. Ferguson used the term "radically revised version" to refer to my proposal -- after I had cut down its scope, substantially, by eliminating much of what upset him and that he had claimed would be some combination of impractical, impossible, immoral, and not according to the Rules. Ironically, it strikes me that the term "radically revised version" can be applied, very appropriately, to the resolution adopted by the Masco board to attempt to subvert my 1999 proposal.

The firmly-intrenched senior management and insider network that I found at Masco was stunned to be confronted by an individual stockholder -- someone who is not on anyone's payroll -- who was not only willing, but able, to question its competence and its sense of responsibility and accountability to corporate owners. The numerous, frequent, and substantial conflicts of interest that I discovered involving those who run Masco and its affiliates, past and present, caused me to question what Mr. Ferguson appears to consider the "integrity" of some of those individuals.

Sitting as he does, at the right hand of the Almighty, it is understandable that Mr. Ferguson is deeply concerned by Integrity and, not surprisingly, that he is an expert on the subject. Even under those circumstances, however, I would like to challenge Mr. Ferguson to a no-holds-barred comparison of my Integrity against his. Hopefully, my integrity, and his, can then be compared to the Integrity of presidents of Masco and its affiliates, past and present -- and to any and all other Masco insiders.

I do not make false claims -- or false statements. My educational background, my military service, and my business and professional skills and experience can be documented easily. Much of my history is a matter of public record. Unlike Masco presidents and some of its lesser luminaries, it is not my style to claim to be what I am not, never have been, and never will be. Nor do I make exaggerated claims about what I have done, am doing, or will do. I suggest that those connected with Masco devote more time to Shakespeare and less time to McCarthy and Goebbels.

Source, William Shakespeare:
"O, that estates, degrees, and offices, Were not deriv'd corruptly, and that clear honour Were purchas'd by the merit of the wearer!"

Source, Senator Joseph McCarthy:
"I have in my hand a list of 205 cases ...."

And, source Josef Goebbels:
"All wrongs can be spun to lies, and all lies can be made so large they appear true."

* * * * * *

As stated in counsel's letter, Masco believes that it may omit the proposal under Rule 14(a)8 for the following reasons:

A. The Proposal is moot

Counsel indicated that his firm had been advised by Masco that its board "will be asked to approve a resolution adopting in substantially the form submitted by the Proponent, criteria for Outside Directors."

*7 Counsel further indicated that Masco was making a series of alterations to my resolution -- additions and omissions that it refers to as "amendments". On February 17, the Masco board approved its resolution pertaining to criteria for Outside Directors.

While Rule 14(a)8(c)(10) states that a stockholder proposal can be omitted "If the company has already substantially implemented the proposal," the fact of the matter is that Masco has "substantially altered" rather than "substantially implemented" the proposal that I submitted.

Counsel states that the Commission has previously found "that a registrant's amendments to a shareholder resolution do not prevent the shareholder proposal from being found moot, so long as the amendments are not substantial." The series of alterations that Masco referred to as "amendments" to my resolution are substantial and would corrupt significantly both the intent and the spirit of my resolution.

Counsel states that the Commission has found previously that a stockholder proposal is moot if it "contains a proposal that has already been substantially addressed by board action". There is a big difference between addressing something and implementing it.

Masco has come up with its own version of my resolution, and as a result of the alterations that Masco terms "amendments", the proposal certainly is not "in substantially the form submitted by the Proponent". Although the company's version includes much of the language contained in the one I submitted, Masco's additions and omissions make the altered proposal "substantially different" in extremely important respects. I find it interesting that what Masco would have the Commission believe are inconsequential amendments resulted in the creation of a resolution that has ended up about 60% longer than the one I submitted.

Masco's addition of the word "material", and its addition also of a convoluted definition of when "a material relationship shall not be deemed to exist", are obvious attempts to undermine and reduce the scope and hence the effectiveness of the resolution that I propose. It would be foolhardy to permit those who are proposing and considering a new director to decide what constitutes a material relationship between Masco and the entity employing that possible director.

By deleting the words "present and former" in two instances, a very important qualifier has been eliminated by Masco in another obvious attempt to undermine and reduce the scope and the effectiveness of the resolution that I propose.

Instead of trying so hard to retain the ability to have as outside directors those whose past or present affiliations would disqualify them based on the qualification criteria set forth in my resolution, why can't Masco play it straight and choose as Outside Directors those whose independence is unquestionable?

*8 **Masco** decided to adopt qualification criteria only *after* it received my **1999** proposal -- and only *because* it received my **1999** proposal.

Control by a small, static group of insiders is the way of life at **Masco** and its affiliates. Because they have been accountable only to themselves, that control has enabled and continues to enable those insiders to enrich themselves enormously and unjustifiably. Again and again, company affairs have been neglected and the interests of outside stockholders substantially damaged.

Masco stockholders are entitled to have their interests protected, and furthered, by a board of directors composed of a substantial majority of independent, objective, and experienced Outside Directors -- each with the qualifications called for in my proposal.

B. The Supporting Statement is contrary to the Commission's Proxy Rules

Counsel claims that my use of a website would be "a deliberate attempt to undermine the five hundred word limit imposed upon supporting statements by Rule 14a-8(b)(1)". And, "By attempting to incorporate additional information through the reference to the web site, the Proponent seeks to subvert the Rule and circumvent the carefully defined procedures for stockholders proposals."

No doubt a website would provide an opportunity for me to provide additional information in support of my proposal -- to those stockholders interested enough to access it. By including my name (and usually, my address) as sponsor of a proposal, interested stockholders have always had similar opportunities, although it required more effort and expense than would be required by accessing a website.

It strikes me that by requiring that a proponent be identified in a proxy statement (or identifiable upon request), counsel would have to agree that the Rule itself invites subversion, and the "carefully defined procedures", invite circumvention. Inclusion of an internet address in a proposal is not unlike providing information that can lead interested stockholders to proponents.

In every instance that I have sponsored a proposal, some stockholders have called or written to me. I have not been required to read from a script previously made available to and approved by the issuer or by the Commission.

I think we are coming close to a First Amendment issue. When part-owners of companies want to express to other part-owners their opinions, and the bases for those opinions, as to how well the companies that they own are being run, and to suggest to other part-owners ways in which they believe things might be improved that would benefit all part-owners, have companies any right to stop them from doing so -- or preventing them from using a particular communication medium?

Does the Commission believe that it should prevent the use of the internet, and by so doing, regulate it as no other agency, and very few citizens, truly believe can

or should be done? Most stockholders are not idiots. They can decide for themselves whether what they hear, see, or read makes sense. And, most who use the internet to obtain information and ideas are wary enough to compare what they are told to what they know.

*9 Unfair to Masco? Prevent Free Speech because counsel claims it might be unfair to Masco? Granted, Free Speech is something that Masco and its image makers undoubtedly fear more than anything I can imagine. Would it be unfair to ask who monitors what Masco tells its individual outside stockholders, and what Masco tells its institutional stockholders? Is there a some kind of Stockholder Review Board of which I am unaware?

As to counsel's claim that "inclusion of the internet address in the Company's proxy statement would be false and misleading" because "the address is invalid as of this writing", the address is available and can be obtained quickly. I did not register it prior to submitting the proposal because I did not wish to pay what amounts to rent for the address until close to the time that I would be using it (after the proxy statement was received by stockholders).

C. The Supporting Statement for the Proposal is false and misleading.

Every proposal that I ever have sponsored and that has been voted upon by stockholders has been opposed by management. And, in virtually every instance, corporate or outside counsel has claimed that statements that I included in support of my proposals were "false and misleading".

Regardless of such claims, which are simply part of the routine invariably followed by those hired to protect companies and their all too frequently ingrown managements and insiders from corporate owners, my proposals have been rather effective -- as have been my calls upon companies, including Masco, to institute changes in the ways that they do business, in how they are governed, and in how they perceive and deal with the rights of stockholders.

There is nothing false and misleading in what I have stated. The strength of a statement is not a measure of whether it is false or misleading. What I have said is either a statement of fact or a statement of opinion based on considerable research. In either case, the use of customary quotation marks throughout the supporting statement makes clear that what is being said is attributable to me. To bring it up again, unless the First Amendment has been suspended, I believe that I am still entitled to express my opinions -- regardless of whether Masco and/or Davis Polk like them.

Many links to flagrant and substantial conflicts of interest can be found buried in Masco documents that are of public record. One obvious example was revealed in the 1993 Proxy Statement and described the sale by Masco's chairman to the company of "important artworks" (about 1500 in number, and including, he told me, many pairs of American Indian moccasins) for approximately $58 million -- at a time

when the company was struggling. The reasons given for the purchase of the art-works, which was reviewed and approved by the board, are ridiculous -- and the company steadfastly refused to disclose what it bought -- aside from the moccasins.

*10 According to counsel, "The Proponent further states that 'Insiders, by contrast, have profited enormously and unjustifiably, without risk, again and again. The insightful timing of their aggressive selling of low-cost option stock clearly indicates that *those who know the most have the least confidence in Masco's promises of profits and prosperity."'* Counsel goes on to claim that: "These and other unfounded charges in the Supporting Statement, which impugn the character and integrity of the members of the Board of Directors without factual foundation, are per se misleading and excludable ..."

By comparing (1) reported sales by insiders of their low-priced Masco option stock; (2) charts showing the price movements of Masco stock; and, (3) releases of information pertaining to regular company events such as sales and earning reports, and irregular events such as extraordinary losses and restructurings, will give some idea of the how skillful certain members of Masco's long-time senior management have become in knowing when to sell. And the nice part is that Masco is a cornucopia providing lush new option programs for them regularly.

According to counsel, "The Supporting Statement states flatly, and without factual foundation, that the Board of Directors "is ingrown and beholden." Here, then, are some examples of what I had in mind when I wrote that statement -- along with some background relating to my statement concerning "flagrant conflicts of interest".

(1) Masco former president, still a Masco director, and now Chairman/President/CEO of Masco affiliate Lifestyle Furnishings International, a new company formed from the remains of the huge home furnishings division that he was unable to manage properly through a $1 million-a-year division president that he had chosen and whose wife was also on the Masco payroll, was known as a "member of the Masco prseident's family". when it was owned by Masco, and the abrupt sale of which lost Masco nearly $1 billion, contributed $150,000 to Masco Chairman's favorite charity at about the time of the debacle.

That director has for years been chairman of a committee responsible for managing an educational institution that employed as its president another Masco director, who resigned that position two years ago to go to work for Masco (and its Chairman/CEO) directly. This director listed in "Who's Who" that he had served as "Capt.U.S. Army, 1955-63" -- the same time period during which he also listed himself as Tech. Rep. Union Carbide. A military leader, and a leader of men.

(2) Masco's current president included in a press release bio that he was a "graduate of Harvard University's Advanced Marketing Program. He is not a graduate of Harvard, but simply attended a two-week program there that was discontinued

many years ago. Masco has agreed, at Harvard's request, that future releases will read that "he .. completed an executive education program in marketing management at Harvard Business School."

*11 (3) The recent ex-brother-in-law of Masco's Chairman/CEO, who has been a director for about 44 years, called me after I wrote to him and to the other so-called Outside Directors inquiring as to why the board approved the purchase of the $58 million in miscellaneous artworks from his ex-brother-in-law. He told me that my inquiry was disturbing because Richard was "family". He made it clear that he had no interest in discussing why approval of the purchase was authorized by the board, or any other matter pertaining to the company (other than, as I recall, something I about how some of the company's low-end faucets were being displayed in a home center). The other directors to whom I also wrote simply forwarded my letters to the company's legal department.

(4) Two of Masco's quite recent directors (1992 and 1996) are neighbors of the Chairman/CEO, fellow members of numerous prominent Detroit social and cultural organizations, one a college classmate, and both are included with him in the Social Register. Two directors of a family brewing company owned by one of those **Masco** directors are also directors of **Masco's** principal affiliate, MascoTech, of which **Masco's** Chairman/CEO is also Chairman and a director.

(5) The **Masco** director who is Chairman/President/CEO of **Masco's** principal lending bank, a board on which **Masco's** Chairman/CEO has served for many years, claims to know just about everything there is to know about **Masco's** financial activities, having been in on every purchase or sale of a company made by **Masco** and/or its affiliates over many years. He claims, as I point out later, that his familiarity, his intimacy, with **Masco** makes him an "ideal" Outside Director.

(6) The **Masco** director whose firms have been paid huge fees and commissions for the last 15 years is its investment banker, who was for many years a top officer of the major Wall Street firm that has underwritten billions of dollars of Masco securities, bought and sold a great deal of stock for the company and its officers, and has advised the company on financial matters. He is currently a partner in a small investment firm.

Counsel claims that "The Proponent accuses the Company of overstating earnings, deliberately obscuring facts and greatly damaging the Company and outside stockholders."

The truth of that statement lies in the fact that an enormous amount of goodwill was recorded when the companies that came to make up the Home Furnishings Group were acquired, a better word might be "devoured", at substantial premiums over tangible asset values. Masco chose to amortize that goodwill very slowly -- with the blessing of its long-time auditors, Coopers & Lybrand, who pronounced the slow amortization "in accordance with generally accepted accounting principles." The

process was not, however, in accordance with good judgement, conservative accounting, and reality. When reality set in,

By keeping annual goodwill write-offs extremely low, corporate profits were overstated -- and those whose annual takes were "performance-related" prospered mightily. When the day of reckoning arrived, Masco simply took a huge one-time "restructuring" charge and the Home Furnishings Group, which accounted for 45% of Masco revenues and employed about 65% of the company's 51,300 employee workforce, was made to disappear overnight. Revisionist Accounting saved the day.

*12 As to my statement to the effect that the company's stock "has fluctuated widely and performed abysmally compared to well-managed companies and market indicators", one has only to consult charts covering the last ten years to realize the truth of the statement. No opinion needed on this one. The facts are in the figures. The annual high-low figures for the stock are quick indicators, and charts that plot the performance of Masco stock against the leading averages tells the story -- and justifies my use of the term "roller coaster ride" to describe what long-term Masco stockholders have endured.

It is ironic that a company that resorts so often to trying to influence the price of its stock and to trying to regain investor support by making public statements that are patently and intentionally false and/or misleading, is charging that false or misleading statements are being used against it by a stockholder who, along with thousands of others, was misled and damaged by the company's continual and flagrant use of truly false or misleading statements.

D. The Proposal relates to the redress of a personal grievance.

Counsel is well aware that I am pressing no personal grievance, and he is absolutely wrong to claim that I am doing so. Rule 14a-8(c)(4) is clear enough. My proposals and my efforts were and continue to be intended to further an interest which very definitely *is* "shared with the other security holders at large." I stand to benefit by the reforms that I have called for only if all stockholders benefit -- and if I benefit, I will benefit based exclusively on the extent of my holdings.

Counsel is trying to make the Commission believe that I have been pressing a personal grievance through my proposals and my continuous and highly-consistent effort (over a period that Mr. Ferguson does not seem to realize ended in mid-1997) to explain in detail to the company's Chairman-CEO why I was convinced that serious harm was being done to stockholders, and to call upon him to make some changes and to spearhead reform primarily by reconstituting the board of directors so that it would consist of a substantial majority of genuinely independent, objective, and experienced outside directors.

Counsel is trying to make the Commission believe that my extensive knowledge of the company and those who run it makes me unsuitable to sponsor a proposal. As I

have said previously, rather than *disqualify* me, that knowledge particularly well qualifies me to submit proposals calling for long overdue changes in the way Masco is governed, and the extent to which the activities of the company and its insiders are overseen.

It is absurd for counsel to claim that an attempt by a substantial individual outside stockholder to improve how a company is governed based on extensive research into who is governing the company (and the degree of oversight that they are demonstrating over its management and operations), relates to the redress of a personal claim or grievance.

*13 I object to counsel's repeating, verbatim, the ridiculous charges he made last year -- beginning with his claim that my "attacks [on company officials] have often been personal." Hopefully, I made it amply clear that counsel's diatribe was composed by taking several comments that I had made completely out of context. I furnished the Commission with copies of the documents from which counsel extracted his tawdry little tidbits -- as well as considerable correspondence that established certainly that the relationship between me and Masco was nothing like counsel claimed it to be. The relationship was far from the interminable quarreling and bickering that counsel would have the Commission believe it was.

I find it interesting, almost amusing, that from letters totaling hundreds of pages exchanged between me and Masco, counsel was able to come up with only 4 items that aroused him enough for him to classify them as "attacks".

I find particularly repugnant counsel's comment at the end of his diatribe pertaining to redress of a personal grievance. It reads: "In light of this history, the Company believes that the Proponent's conduct raises issues regarding his good faith in complying with the spirit of the proxy rules. The Proponent's current proposal is yet another attempt to redress his perceived personal claims and grievances, which have been incessantly pressed upon the Company since 1995."

Counsel is trying, desperately it seems, to top off his insults and attacks on me with what he hopes will be a clincher in turning the Commission against me and my proposal. Unfortunately, he is mistaken as to the facts. "Incessantly pressed" is clear enough. Unfortunately, the last time I was in touch with Masco along the lines counsel is trying to imply, was in June of 1997. My only contact after that was an exchange of letters between its chairman and me in May of 1998 -- occasioned by my discovery that Masco had adopted a minor variation of my idea (that I sent to him a year and a half earlier, with samples) that the name Masco ought to appear in the logos of the many different operating companies that were part of Masco. He had rejected the idea.

Inasmuch as contacts between me and Masco effectively terminated over twenty months ago, I certainly have not "incessantly pressed" anything. I terminated contacts with the company intended to improve how it was operated and managed at that

point in time after receiving a blustery call from Masco's then most-recently-appointed director telling me he that his intimate knowledge of the Masco companies, and his financial dealings therewith (as their principal lending banker), superbly qualified him to be an Outside Director of Masco.

I am enclosing two letter that I wrote to the Commission last year in response to Masco's intention to omit my 1998 proposal. I think they are pertinent to the matter at hand, and expand somewhat on some of the points that I have raised. Several paragraphs have been included in this letter.

***14** As I pointed out to the Commission last year, "my *true* involvement with **Masco**, rather than supporting Davis Polk's claims that involvement disqualifies me as a sponsor of a stockholder proposal, does the opposite -- it qualifies me, rather uniquely, to sponsor such a proposal <u>and to see its inclusion in **Masco** proxy materials</u>".

I will appreciate your thoughtful consideration of my response to **Masco's** request that the Commission endorse its intention to omit my proposal from its **1999** proxy materials.

Sincerely,

Richard A. Dee

ENCLOSURE

January 28, **1999**

CATHERINE DIXON, ESQ.
OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
MAIL STOP 4-2
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549Re: Shareholder Proposal Submitted by Richard A. Dee

Dear Ms. Dixon:

Masco Corporation (the "**Company**") has received a shareholder proposal (the "**Proposal**") from Richard A. Dee, the record and beneficial owner of 560 shares of the Company's common stock (the "**Proponent**"). The Proposal asks the Company's Board of Directors (the "**Board**") to adopt certain qualifications for the Company's Outside Directors.

By copy of this letter, the Company notifies the Proponent of its intention to omit the Proposal and its supporting statement (the "**Supporting Statement**") from the Company's proxy statement and form of proxy for the 1999 annual meeting of shareholders (the "**1999 Proxy Materials**"). This letter is submitted to the Divi-

sion of Corporation Finance (the "**Division**") on behalf of the Company in accordance with Rule 14a-8(d) and constitutes the Company's statement of the reasons it deems the omission to be proper. The Company has advised us as to the factual matters set forth below. Pursuant to clause (d), enclosed are six copies of this letter, the Proposal and the Supporting Statement. The date currently scheduled for the annual meeting is May 19, 1999.

The Proposal states:

> "RESOLVED, that Masco Outside Directors: (1) shall possess skills and experience of particular value to the Company; (2) shall not be employed directly or indirectly by the Company and/or its present or former affiliates, or by an entity benefitting from a relationship therewith; and, (3) shall not be related, by blood or marriage, to any member of management or any director of the Company and/or its present or former affiliates."

The Supporting Statement makes various allegations with regard to the current members of the Board and includes the address of a web site that the Proponent purports to establish.

I. Grounds for Omission

The Company believes that it may omit the Proposal under Rule 14a-8 from the 1999 Proxy Materials for each of the following, separately sufficient, reasons:

(i) pursuant to (c)(10) because the proposal has been rendered moot;

(ii) pursuant to (c)(3) because the Supporting Statement is contrary to Rule 14a-8(i)(3), which prohibits proposals or supporting statements contrary to the Commission's proxy rules and regulations;

***15** (iii) pursuant to (c)(3) because the Supporting Statement is contrary to Rule 14a-9, which prohibits false or misleading statements in proxy materials; and

(iv) pursuant to (c)(4) because it relates to the redress of a personal claim or grievance against the registrant.

A. The Proposal is moot

Rule 14a-8(c)(10) permits the omission of a shareholder proposal that has been rendered moot. In SEC Release No. 34-39093 (September 18, 1997), the Commission articulated the test to be applied in determining whether a shareholder proposal may be omitted under the Rule. The test allows for the omission of proposals that have been "substantially implemented by the issuer." Further, SEC Release No. 34-30091 (August 16, 1983), indicates that the proposal need not be "fully effected" by the registrant, so long as it is substantially implemented.

The Proponent's resolution sets forth certain criteria for Outside Directors in order to ensure their independence from the Company. The Company has advised us

that at its next Board meeting, scheduled for February 15, 1999, the Company's Board of Directors will be asked to approve a resolution adopting, in substantially the form submitted by the Proponent, criteria for Outside Directors. The Resolution to be adopted is set forth below. The additions made to the proposal are in bold face and the portions to be omitted are in brackets.

"RESOLVED, that Masco Outside Directors: (1) shall possess skills and experience of particular value to the Company; (2) shall not be employed directly or indirectly by the Company or by any of its [present or former] affiliates, or by an entity benefitting from a **material** relationship therewith; and, (3) shall not be related, by blood or marriage, to any member of management or any director of the Company or of any of its [present or former] affiliates. **For purposes of clause (2), a material relationship shall not be deemed to exist if, in the judgment of the other Outside Directors, the financial benefit to the entity employing the Outside Director is immaterial to that entity.**"

The Commission has found that a shareholder proposal is moot when it contains a proposal that has already been substantially addressed by Board action. *See* Bankamerica Corporation (February 10, 1997) (shareholder proposal requiring procedure for recommending Board nominees mooted by election procedure adopted by the Board). The Commission has also found that a registrant's amendments to a shareholder resolution do not prevent the shareholder proposal from being found moot, so long as the amendments are not substantial. *See* The Growth Fund of Spain, Inc. (March 26, 1997) (shareholder proposal is mooted by a substantially similar management proposal based upon management's amendments to the shareholder's proposal).

The Company's proposal differs from that of the Proponent only in that it includes a definition of the term "material relationship" in clause two and omits the qualifying phrase "present or former" in clauses two and three. These changes are intended to make the proposal clear and workable. The Company believes that these changes do not substantially change the meaning of the Proponent's proposal. Accordingly, if the Board adopts the resolution, the Proponent's proposal will be moot and excludable pursuant to Rule 14a-8(c)(10).

B. The Supporting Statement is contrary to the Commission's proxy rules

***16** Rule 14a-8(c)(3) allows the omission of a proposal if it or its supporting statement is contrary to the Commission's proxy rules. The Proponent's Supporting Statement includes the address of a web site. The Proponent purports to have established the site in order to allow stockholders to "access extensive information and [the Proponent's] observations and conclusions underpinning this proposal; and to contact [the Proponent] with additional information and their views."

The reference to the web site is a deliberate attempt to undermine the five hundred word limit imposed upon supporting statements by Rule 14a-8(b)(1). The Proponent introduces the internet address by stating that "no matter how crucial a

stockholder proposal may be to their interests, it is limited by SEC Rules to 500 words." Rule 14a-8(b)(1) requires that a shareholder proposal and its supporting statement be limited to 500 words. By attempting to incorporate additional information through the reference to the web site, the Proponent seeks to subvert the Rule and circumvent the carefully defined procedures for stockholders proposals.

Apart from subversion of the proxy rules, inclusion of a website would violate Rule 14a-8(i)(3) and would be unfair to the Company since websites are totally unregulated. The content of web sites can change on a daily, even an hourly basis, and as such, their nature precludes their inclusion in a shareholder proposal. A proponent is simply not able to furnish the Company or the Commission with a copy of what will be posted on the site in the future. A proponent could post false or misleading information on the site, as it is not subject to review by the Commission. The Proponent has not furnished the Company with a copy of what is currently posted on the web site, and the internet address given by the Proponent appears to be invalid. Therefore, the Company has been unable to review the contents of this site. Even if the Company could review the current posting on the Proponent's website, it would still be inappropriate to permit the Proponent to include a reference to his internet address in the proposal.

Inclusion of the internet address would allow the Proponent to communicate with shareholders in a manner that is not permitted by the Rule. The Proponent would be able to post and revise the site at will, providing him with a forum in which to debate and rebut the Company's statements in opposition to the Proposal. In order to respond to the Proponent, the Company would be compelled to prepare, file and mail to its shareholders supplemental proxy materials, at considerable cost to the Company.

The Commission has repeatedly found that references to internet addresses and/or web sites are excludable and may be omitted from supporting statements. *See, e.g.,* The Emerging Germany Fund, Inc. (December 22, 1998); Templeton Dragon Fund, Inc. (June 15, 1998); Pinnacle West Capital Corporation (March 11, 1998).

***17** Finally, inclusion of the internet address in the Company's proxy statement would be false and misleading. As indicated above, the address is invalid as of this writing.

C. The Supporting Statement for the Proposal is false and misleading.

Rule 14a-8(c)(3) allows the omission of a proposal if it or its supporting statement is contrary to Rule 14a-9, which prohibits false or misleading statements in proxy materials. For purposes of Rule 14a-9, the Commission considers misleading "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." *See* Note to Rule 14a-9.

The Supporting Statement states flatly, and without factual foundation, that the Board of Directors "is ingrown and beholden." The Supporting Statement also states, among other things, that the Company's directors, "lack objectivity and independence, [...], continually overlook flagrant and immense conflicts of interest involving the company and its management, directors, affiliates and/or bankers and advisors." The Proponent accuses the Company of overstating earnings, deliberately obscuring facts and greatly damaging the Company and outside stockholders. The Proponent also claims, without foundation, that the Company's stock "has fluctuated widely and performed abysmally compared to well-managed companies and market indicators."

The Proponent further states that "Insiders, by contrast, have profited enormously and unjustifiably, without risk, again and again. The insightful timing of their aggressive selling of low-cost option stock clearly indicates that *those who* *know* *the most have the least confidence in Masco's promises of profits and prosperity."* (Italics in original.)

These and other unfounded charges in the Supporting Statement, which impugn the character and integrity of the members of the Board of Directors without factual foundation, are per se misleading and excludable under Rules 14a-8(c)(3) and 14a-9. *See* Kiddie Products, Inc. (April 8, 1988) (statement that members of the management have "very high and ever-increasing salaries and perks" is excludable).

The Commission has previously found statements similar to those made by the Proponent to be excludable. *See e.g.,* Chemed Corporation (November 16, 1998) (statement accusing management of running the company like a "private fiefdom" is excludable); The Reader's Digest Association Inc. (August 4, 1998) (statement that board's credibility was hampered by "too-close a connection between the for-profit corporation and the non-profit foundation" is excludable); America West Holdings Corporation (April 14, 1998) (statement claiming that the chairman of the board's role is "compromised when he is forced to scrutinize his own decisions" is excludable); Broadway Financial Corporation (March 6, 1991) (statement accusing management of insider dealings and preferences is excludable) Middle South Utilities, Inc. (March 18, 1988) (statement asserting that "shareholders have had to pay for the mistakes of these same officers and directors" and that "it has become obvious that the officers of the company are totally incapable of properly managing and effectively running the company" is excludable).

***18** While the Commission has previously allowed proponents to amend submissions in order to correct Rule 14a-9 deficiencies, it has also taken the position that a proponent need not be given the opportunity to amend. This is particularly so when the proposal or supporting statement is substantially false or misleading. The proponent "is given the opportunity to amend his submission to correct Rule 14a-9 problems, except where it is clear that the proposal and supporting statement in their entirety are false or misleading." *See* SEC Release No. 34-19135 (October 14, 1982). *See,* e.g., NYNEX Corporation (December 31, 1985); Pacific Telesis Group

(December 31, 1985); U.S. Industries, February 17, 1983). The Proponent's Supporting Statement is primarily composed of unfounded charges of improper, illegal and immoral conduct on the part of the Company and its management. As such, the Company believes that it is excludable in its entirety.

D. The Proposal relates to the redress of a personal grievance.

The Company has advised me that since November 1995, after inheriting his shares approximately one year earlier, the Proponent has corresponded over 150 times to officers and directors of the Company and to Coopers & Lybrand, the Company's independent public accountants. He has, in addition, separately contacted a number of the Company's customers, vendors, employees and former employees. Proponent has been relentless in his criticism of the Company, including criticism directed towards its directors, its management, its strategic planning, its marketing programs, its product development, its product packaging, a number of its important products and its stock price. His attacks have often been personal. He wrote the Company's Chairman, shortly after the death of the Chairman's father and the founder of the Company, to express his view that the Chairman's references to his father's passing in a quarterly stockholders' report were "sickening". He referred to the Company's former treasurer and director of investor relations as "Dr. Goebbels". He has falsely accused the Company's current President of fraudulent claims regarding his educational background. He wrote the Chairman of Coopers & Lybrand to express his view that such Chairman had no "business courtesy, good judgment or charm" and that Coopers & Lybrand were "overbearing, covert, sloth and uncooperative". He wrote to a nominee for election to the Company's Board that, if he joined the Board, with his "stature", a "future so promising" and "a fine reputation", he would be "used" by the Company and, 15 days later, following the election of this individual, attacked this same person in a letter to the Company's Chairman as "merely another Masco insider".

Approximately two years ago, after again reiterating a litany of prior criticisms, Proponent stated:

> "That does not leave me with much confidence in Masco. Therefore, I am going to have to try to bring about the drastic changes that I have indicated--a new board and much new management--determined to turn Masco into a dynamic growth company with a real strategic plan and capable of executing it."

*19 Further, the Company believes that the Proponent continues not to act in good faith in his dealings with the Company. The Proponent submitted a proposal to the Company for its 1998 annual stockholders meeting. Following the Company's submission of a request for No-Action relief and prior to the Commission's decision, the Proponent submitted a radically revised version of his original proposal to the Staff, without notifying me or the Company. Subsequently, the Proponent communicated with the Staff of the Commission in an effort to have the Staff accept the radically revised proposal without my or the Company's knowledge. We were advised of the revision only when the Staff forwarded a copy of Mr. Dee's letter to us.

The Staff thereafter granted no action relief to our request.

In light of this history, the Company believes that the Proponent's conduct raises issues regarding his good faith in complying with the spirit of the proxy rules. The Proponent's current proposal is yet another attempt to redress his perceived personal claims and grievances, which have been incessantly pressed upon the Company since 1995.

II. Conclusion

Based on the foregoing, the Company believes that it may omit the Proposal from the 1999 Proxy Materials because (i) it is moot, (ii) it is contrary to the Commission's proxy rules, (iii) it is false and misleading, and (iv) it relates to the redress of a personal grievance.

If the Staff has any questions or comments regarding this filing, please contact the undersigned at (212) 450-4370. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed pre-addressed, stamped envelope.

Thank you for your consideration of these matters.

Sincerely,

David W. Ferguson

LETTER TO SEC
February 26, 1999

CATHERINE T. DIXON, ESQ.
CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
MAIL STOP 4-2, 450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549Re: Masco Corporation -- 1999 Stockholder Proposal

Dear Ms. Dixon:

On February 23, I received a copy of a letter dated February 19 from Davis Polk & Wardwell, on behalf of its client Masco Corporation, addressed to you, informing the Commission as follows:

"This letter is being submitted to the Division of Corporation Finance (the "**Division**') on behalf of Masco Corporation (the "**Company**"). The Company submitted a request for no-action relief to the Division on January 28, 1999 regarding its receipt of a shareholder proposal (the "**Proposal**") from Richard A. Dee. The Proposal asks the Company's Board of Directors (the "**Board**") to adopt certain qualifications for the Company's Outside Directors.

In the Company's letter of January 28, 1999, a copy of which is attached, the

Company indicated that its Board would be asked to approve a resolution adopting, in substantially the same form submitted by the Proponent, criteria for Outside Directors. This letter is being submitted to inform the Division that the Company's Board approved the resolution on February 17, 1999, in the form set forth in the January 28, 1999 letter. The resolution reads as follows:
***20** RESOLVED, that Masco Outside Directors: (1) shall possess skills and experience of particular value to the Company; (2) shall not be employed directly or indirectly by the Company or by any of its affiliates, or by an entity benefitting from a material relationship therewith; and, (3) shall not be related, by blood or marriage, to any member of management or any director of the Company or of any of its affiliates. For purposes of clause (2), a material relationship shall not be deemed to exist if, in the judgment of the other Outside Directors, the financial benefit to the entity employing the Outside Director is immaterial to that entity."

My response, challenging in detail each and all of the grounds for omission of my proposal from **Masco's 1999** proxy materials cited by counsel in his letter of January 28, **1999**, will be faxed to you, at the above number, on February 28. I delayed my response pending receipt of confirmation that the **Masco** Board of Directors had, in fact, approved the proposed resolution -- which is purported to be "in substantially the form submitted by the Proponent" -- as set forth in counsel's letter of January 28.

Sincerely,

Richard A. Dee

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information,

however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

0i6813d52f3f484bf19bb709daa97f9010application/pdf30628790.00.0FSEC-NAL-PDF1.401999
WL 176941 (S.E.C. No - Action Letter)
END OF DOCUMENT

2005 WL 372273 (S.E.C. No - Action Letter)

(SEC No-Action Letter)
***1 Intel**

Corporation

Publicly Available
February
14,
2005

SEC LETTER

1934 Act / s -- / Rule 14A-8

February
14,
2005
Publicly Available
February
14,
2005

Re: **Intel Corporation**

Incoming letter dated January 7, **2005**

The proposal requests that the board establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company.

There appears to be some basis for your view that Intel may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Intel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Rebekah J. Toton

Attorney-Advisor

LETTER TO SEC
January 7, 2005

OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549Re: Stockholder Proposal of United Brotherhood of Carpenters Pension Fund

Securities Exchange Act of 1934--Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of Intel Corporation (the "Company"), a Delaware corporation, to omit from its proxy statement and form of proxy for its 2005 Annual General Meeting of Stockholders (collectively, the "2005 Proxy Materials") a stockholder proposal (the "Proposal") received from the United Brotherhood of Carpenters Pension Fund (the "Proponent"). The Proposal asks that the Company's Board of Directors "establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company." The Proposal and related correspondence are attached hereto as Exhibit A.

The Company hereby notifies the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2005 Proxy Materials on the basis set forth below. The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing them of the Company's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2005 Proxy Materials with the Securities and Exchange Commission (the "Commission"). The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company or the undersigned, but not to the Proponent.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented.

*2 Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has already substantially implemented the proposal. For the reasons set forth below, we believe that the Company has substantially implemented the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal can be omitted from the 2005 Proxy Materials.

Since 1973, the Financial Accounting Standards Board (FASB) has been the designated organization in the private sector for establishing standards of financial accounting and reporting. Those standards comprise "generally accepted accounting principles" (GAAP), govern the preparation of financial reports and are officially recognized as authoritative by the Commission. The Commission's rules require that public companies file audited financial statements prepared in conformity with GAAP. *See, e.g., Commission Statement of Policy Reaffirming the Status of the FASB as a Designated Private-Sector Standard Setter*, Exchange Act Release No. 34-47743 (April 25, 2003).

On December 16, 2004, FASB published FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("FASB Statement 123(R)"). FASB Statement 123(R) is a final rule that, among other things, requires public companies to expense in their financial statements share-based payments, including stock options, based on fair value as of the date of grant. FASB Statement 123(R) replaces FASB Statement No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. FASB Statement 123(R) requires the Company to apply FASB Statement 123(R) as of the first interim or annual reporting period that begins after June 15, 2005.

As a result of FASB Statement 123(R), the Company acknowledges that it must implement FASB Statement 123(R) beginning on July 1, 2005, the first day of the Company's third fiscal quarter. (The Company's fiscal year ends on the last Saturday of December). In accordance with FASB Statement 123(R), [FN1] and as requested by the Proposal, the Company must recognize an expense for stock options issued by the Company in the Company's annual income statement for its current fiscal year. Moreover, the Proposal requests that the Company expense only "future stock options issued by the Company." However, under FASB Statement 123(R), the Company will recognize an expense not only for options granted in the future, but also for outstanding options that vest on or after July 1, 2005. [FN2] Thus, as requested by the Proposal, the Company's "annual income statement" for its current fiscal year will reflect an expense for all future stock options. [FN3] Accordingly, we believe that, as a result of FASB's adoption of FASB Statement 123(R), the Company has fully implemented the Proposal.

FN1. Under the "modified prospective" effectiveness provisions, "compensation cost is recognized on or after the required effective date [quarters beginning after June 15, 2004] for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123." *See* Financial Accounting Standards Board, *Summary*

of Statement No. 123 (revised 2004), appearing at http://www.fasb.org/st/summary/stsum123r.shtml.

FN2. Significantly, the Intel Corporation 2004 Equity Incentive Plan, which was approved by the Company's stockholders at its 2004 annual meeting of stockholders and is the Company's sole plan for providing stock-based incentive compensation to eligible employees and non-employee directors, provides that stock options shall not first vest become exercisable in less than one year (other than upon the optionee's death, disability of retirement).

FN3. Even if it is theoretically possible that a small number of "future" stock option grants will not result in an option expense to the extent that they vest prior to July 1, 2005 as a result of a participant's death, disability or retirement, that slight possibility does not prevent the Company from having "substantially implemented" the Proposal. The Staff stated in 1983 amendments to the proxy rules that "[i]n the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose." *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position when the current Rule 14a-8(i)(10) was put in place. *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the release notes that the revisions to Rule 14a-8(i)(10) reflect the "substantially implemented" interpretation adopted in 1983). Consequently, in order to be excludable under Rule 14a-8(i)(10), a stockholder proposal need only be "substantially implemented," not implemented exactly as proposed. As noted above, in other respects the Company's implementation of FASB Statement 123(R) will go beyond what is requested in the Proposal, because the Company will record an expense in its 2005 income statement for options that are already outstanding but that vest after July 1, 2005. Thus, we believe that the Company's method of recognizing an expense for stock options in its 2005 income statement substantially implements the Proposal.

End of Footnote(s).*3 The Company's implementation of the Proposal through FASB's adoption of FASB Statement 123(R) is similar to other instances where the Staff has concurred that a proposal is moot due to the actions of third parties. The situation is similar to one addressed in *The Coca-Cola Company* (avail. Feb. 24, 1988). There, the Staff concurred that a proposal seeking, among other things, that the company not make new investments or business relationships in or within South Africa was substantially implemented, when the company cited as support for its implementation of that part of the proposal that fact that a federal statute

had been enacted that prohibited new investment in South Africa. *See also Eastman Kodak Co.* (avail. Feb. 1, 1991) (concurring that a proposal could be excluded under the predecessor to Rule 14a-8(i)(10) where the proposal requested that the company disclose certain environmental compliance information and the company represented that it complies fully with Item 103 of Regulation S-K, which required disclosure of substantially similar information). The Proposal is distinguishable from other Staff responses concerning expensing of stock options prior to FASB's adoption of FASB Statement 123(R). *See, e.g., Cintas Corp.* (avail. Aug. 13, 2004) (Staff did not concur that a similar proposal was implemented as a result of FASB's issuance of an Exposure Draft), because there is not a delay in implementation. More specifically, the Company expects to hold its 2005 Annual Meeting of Stockholders on May 18, 2005. If the Proposal is included in the 2005 Proxy Materials and both voted on and approved at the 2005 meeting, the earliest that the Company could implement it would be for the quarterly period beginning July 1, 2005. In sum, the Company has and will continue to follow GAAP and, as such, must adhere to FASB Statement 123(R), which requires the Company to expense stock options as described above. For these reasons, we believe that the Proposal may be omitted from the Company's 2005 Proxy Materials pursuant to Rule 14a-8(i)(10).

* * *

Based on the foregoing analysis, I hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2005 Proxy Materials. I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If I can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Rachel Kosmal, Senior Attorney at Intel, at (408) 765-2283.

Sincerely,

Ronald O. Mueller
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500

ENCLOSURE

October 26, 2004

CARY I. KLAFTER
CORPORATE SECRETARY
INTEL CORPORATION
2200 MISSION COLLEGE BLVD. RN6-27
SANTA CLARA, CA 95052-8119Dear Mr. Klafter:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby

submit the enclosed shareholder proposal ("Proposal") for inclusion in the Intel Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the expensing of stock options. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

*4 The Fund is the beneficial owner of approximately 105,400 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

Stock Option Expensing Proposal

Resolved: That the stockholders of Intel Corporation ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Supporting Statement: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report. (Financial Accounting Standards Board Statement 123) Many companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. We believe that the lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

"The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom--examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings.
>
> *5 Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all CEOs have told their shareholders that options are cost-free...
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Bear Stearns recently reported that more than 483 companies are expensing stock options or will do so. 113 of these companies are S&P 500 companies, representing 41% of the index based on market capitalization. (Bear Stearns Equity Research, 2/12/04).

This proposal received a majority of the vote cast last year at Intel. Despite this positive vote, the Company continues to expend corporate resources to fight option expensing by taking an active and public role in lobbying Congress to defeat efforts to require all companies to expense options. We believe these actions are inappropriate given the significant shareholder support for option expensing. We urge your continued support for this important reform.

LETTER TO SEC
January 14,
2005

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATE FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549Re: Response to **Intel Corporation's** Request for No-Action Advice

Concerning the United Brotherhood of Carpenters Pension Fund's

Shareholder Proposal

Dear Sir or Madam:

The United Brotherhood of Carpenters Pension Fund (the "Fund") hereby submits this letter in reply to **Intel Corporation's** ("**Intel**" or "the Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its **2005** proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May Be Excluded Under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits a company to omit a shareholder proposal if the company has already substantially implemented the proposal. The Company contends that, as a result of the Financial Accounting Standards Board (FASB) releasing FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("FASB Statement 123(R)") on December 16, 2004, the Company will be required to begin expensing stock options as of the first interim or annual reporting period that begins after June 15, 2005.

Rule 14a-8(i)(10) does not permit the omission of shareholder proposals that will be implemented - or substantially implemented - at some future date. The cases cited by the Company in its request for concurrence from the staff of the Division of Corporation Finance ("Staff") merely support the proposition that substantial implementation - not future implementation -- may justify omission of a proposal. The burden of persuasion is on the Company to show that it has substantially implemented the Proposal, and it has failed to meet its burden. Stating - or implying - that it is going to begin expensing options later this year if required to do so by FASB is quite different from proving that it has substantially implemented the Proposal.

The Securities and Exchange Commission or Congressional Action May Delay or Stop Implementation of FASB Statement 123(R)'s Stock Option Expensing Requirement

*6 The issue of stock option expensing has attracted a tremendous amount of attention from investors, issuers, legislators, accounting standards experts, regulators, and the media for over a decade. Until FASB's December 16, 2004 release of Statement 123 (R), the efforts of those opposed to stock option expensing had been successful. The failure of those efforts to stop FASB's issuance of Statement 123 (R) has not ended those efforts. The Company's Request for No-Action Relief makes no mention of the efforts of hundreds of politicians, corporations, trade associations, and lobbyists that have in recent months endeavored to block a FASB expensing rule, nor does it note that those efforts are continuing and may very well

succeed. The new goal of those opposed to an expensing rule is to block the effective date of Statement 123 (R)'s option expensing requirement through legislative or regulatory relief. Evidence of a coming legislative fight is clear:

• "FASB Orders Options Counted as Expenses; Lobbyists Look to Head Off Plan," *The Washington Post*, Dec. 17, 2004. "Accounting standards setters yesterday issued a long-awaited plan requiring companies to treat stock options as expenses on their books, even as lobbyists vowed to derail the initiative before it takes effect in June... The FASB move follows a decade of bitter disputes with lobbyists for technology companies. The standards setters backed away from an earlier proposal a decade ago under intense pressure from industry groups...") (copy attached)

• "FASB Orders Options Counted as Expenses; Lobbyists Look to Head Off Plan," *Washington Post*, Dec. 17, 2004. "Jeff Peck, the chief lobbyist for the International Employee Stock Options Coalition, which opposes expensing options, said he would continue to press ahead with a plan to kill or delay the FASB rule over the next six months. Despite FASB's action, 'that still leaves wide open both Congress and the SEC,' Peck said in an interview."

• "Options to count as expenses; Tech sector blasts change in rules," *Chicago Tribune*, Dec. 17, 2004. "But leaders of the tech sector, which relies heavily on options, complained bitterly that expensing options would stifle innovation, that options are worthless if the stock price goes down and that there's no way to accurately value them. On Thursday, they vowed to continue the fight in Washington... 'FASB still does not have an accurate method for valuing employee stock options and has shown no interest in finding one,' [John] Palafoutas said, promising to 'aggressively lobby' Congress to overturn the proposal.... Congress has shown interest in the issue, turning back an attempt to expense options in the mid-'90s." (copy attached). (We note that Mr. Palafoutas is the senior vice president of AeA, a technology trade association leading the fight against option expensing.)

*7 • "Employee stock options must be stated, ruling says; Intel leads companies that plan to lobby SEC to pre-empt decision," *The Charlotte Observer*, Dec. 17, 2004. "Intel Corp., Genentech Inc. and other U.S. companies that have resisted counting employee stock options as an expense will have to do so starting in June under a final accounting rule issued Thursday.... Intel and some other computer companies oppose the rule and their lobbying group plans to press Congress and the SEC to preempt the requirement. 'Since FASB is moving ahead with its fundamentally flawed proposal, we sincerely hope the Securities and Exchange Commission will intervene,' Rob Haralson, a spokesman for the American Electronics Association, a Washington, D.C., trade group, said in a statement. He said association members also will 'aggressively lobby' Congress." (copy attached).

• "Regulators back rules on options / Detractors say move not final word on issue," *Houston Chronicle*, Dec. 17, 2004. "[Jeff] Peck said, however, that there may be pressure on the SEC to reject or at least revise the rule." (Peck is chief lobbyist for the International Employee Stock Options Coalition). (copy

attached).
• "Tech Firms Vow to Continue Fight Over Stock Options," *Technology Daily PM*, Dec. 16, 2004. (copy attached).
• "Stock-option rule declared; Companies would expense options - Accounting board faces opposition," *The Seattle Times*, December 17, 2004. (copy attached).

It would be the worst possible result for the Company to be allowed to omit the Proposal on Rule 14a-8(i)(10) substantial implementation grounds on the basis of an accounting rule with a future expensing obligation, when the rule and the expensing obligation may be blocked or delayed well into the future. The SEC has ruled that shareholders should be allowed to vote on option expensing shareholder proposals (*National Semiconductor, Dec. 2, 2002*), and the possibility that the Company may be required to begin expensing stock options in the future does not justify denying shareholders an opportunity to vote on this important issue.

In conclusion, we would note that the Company has the ability to resolve this matter by stating with no qualifications that it is going to begin expensing stock options regardless of the outcome of efforts to block FASB Statement 123 (R) from going into effect. In other words, the Company could implement the Proposal. It chooses not to do so and thus is not entitled to relief under Rule 14a-8(i)(10). We respectfully submit that the Company has failed to satisfy its burden of persuasion and that the Staff should not concur with the Company's view that the Proposal is excludable pursuant to Rule 14a-8(i)(10).

Sincerely,

Edward J. Durkin
*8 Director, **Corporate** Affairs Department

LETTER TO SEC
February
14,
2005

OFFICE OF THE CHIEF COUNSEL
DIVISION OF **CORPORATION** FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549Re: **Intel Corporation**

Supplemental Letter Regarding Stockholder Proposal of

United Brotherhood of Carpenters Pension Fund

Securities Exchange Act of 1934 - Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

On January 7, 2005, we submitted a letter on behalf of our client, **Intel Corporation** ("**Intel**"), notifying the staff of the Division of **Corporation** Finance (the "Staff") of the Company's intention to omit from its proxy statement and form of proxy for **Intel's 2005** Annual Meeting of Stockholders a stockholder proposal (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund. Our letter, a copy of which is attached hereto as Exhibit A and which includes the text of the Proposal (the "Initial Letter"), indicated our belief that the Proposal may be excluded under Rule 14a-8(i)(10) because **Intel** has substantially implemented the Proposal.

We write to supplementally respond to correspondence dated January 14, **2005**, from the Proponent regarding the Initial Letter (the "Proponent's Response"). We disagree with the Proponent's assertion that **Intel** has not substantially implemented the Proposal under Rule 14a-8(i)(10) even though **Intel** will expense stock options in its fiscal **2005** "annual income statement" in accordance with FASB Statement 123(R).

The Proposal asks that **Intel's** Board of Directors "establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company." The Proponent's Response asserts that "Rule 14a-8(i)(10) does not permit the omission of shareholder proposals that will be implemented - or substantially implemented - at some future date." We believe that this assertion is inconsistent with numerous Staff precedent concurring that a shareholder proposal is substantially implemented within the meaning of Rule 14a-8(i)(10) when the company need not take any further action to effect the proposal, even though the goal of the proposal will not take effect until the future. *See e.g., Electronic Data Systems Corporation* (avail. Jan. 24, 2005) (concurring that a proposal requesting the board to take all necessary action to eliminate supermajority voting provisions was moot where the company represented that shareholders would be asked at the upcoming meeting to approve amendments to the company's governing documents to eliminate supermajority voting requirements); *Borders Group* (avail. Jan. 31, 2005) (proposal requesting the board to seek shareholder approval for future "golden parachutes" with senior executives that provide a certain level of benefits was substantially implemented by a policy undertaking to submit any such future agreements to a shareholder vote); *Energy East Corp.* (avail. Mar. 1, 2004) (proposal requesting that the board submit the adoption, maintenance or extension of any poison pill to a shareholder vote and that once adopted, dilution or removal of this proposal be submitted to a shareholder vote at the earliest possible shareholder election was moot where the company adopted a resolution that required shareholder approval for any future poison pill adoption and for any future resolution action diluting or removing the effect of the board's resolution); *Corning Natural Gas Corp.* (avail. Feb. 16, 1983) (concurring that a proposal asking the board to ensure that the representative of the company's independent auditors, if any, answer questions from shareholders was moot where a representative of the

auditors intended to attend the upcoming meeting, and the proxy statement would discuss the representative's availability to answer questions at the meeting).

*9 In this case, the Proposal itself seeks to affect Intel's future financial statements, namely by seeking an accounting policy of expensing future stock options in Intel's "annual income statement." It is Intel's policy (and required under the federal securities laws) that its interim and annual financial statements be prepared in accordance with GAAP. As a result of FASB's adoption of FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("FASB Statement 123(R)"), GAAP will require **Intel's** next annual income statement to reflect an expense for all future stock options.[FN1] Moreover, even though FASB Statement 123(R) does not require **Intel** to commence expensing options until its first interim reporting period that begins after June 15, **2005**, implementation on this timeline is consistent with the future action requested by the Proposal. **Intel's** accounting personnel are currently engaged in the substantial work necessary to actually execute on the new requirement, and the Audit Committee and full Board are monitoring this activity. Thus, **Intel** has taken every action necessary, at this moment in time, to implement the Proposal.

FN1. As noted in the Initial Letter, FASB Statement 123(R) will also require **Intel** to record an expense for options that were previously granted but are not yet vested and will require an expense to be recorded for interim periods even before **Intel** issues its annual income statement.

End of Footnote(s).The fact that **Intel's** accounting policy change is being effected as a result of a change in GAAP does not prevent the Proposal from being excludable under Rule 14a-8(i)(10). The Commission has specifically stated that a proposal may be rendered moot due to "matters outside the company's control, such as legislative developments, court decisions, business changes, and supervening corporate events." Exchange Act Release No. 12,598, 9 SEC Dkt. 1030, 1035 (1976). For these reasons, we believe that the Proposal may properly be omitted under Rule 14a-8(i)(10) as substantially implemented.

The Proponent's Response also asserts that action by the Commission or Congress may delay or prevent implementation of FASB Statement 123(R). These types of assertions are purely speculative and, we believe, do not provide a proper basis for asserting that a company has failed to substantially implement a proposal for purposes of Rule 14a-8(i)(10). Such an assertion could be made about any mandated requirement or expression of intent; any current law or action, or future action, might be affected by some future change in the relevant law; but that does not detract from the fact that there is a current required change in accounting which is effective as to Intel's financial reporting for its third quarter beginning July 3, 2005. We do not know of any instance in which the Staff, in considering whether a company could demonstrate that it had substantially implemented a proposal through disclosures made under existing laws or rules, has required the company to address how it would respond if the laws or rules were changed. For example, in

Eastman Kodak Co. (avail. Feb. 1, 1991), the Staff concurred that under the predecessor to Rule 14a-8(i)(10) the company could exclude a proposal that requested it to disclose certain environmental compliance information. The basis for the company's argument that it had substantially implemented the proposal was the company's representation that it complied fully with Item 103 of Regulation S-K, which required disclosure of information substantially similar to that requested under the proposal. The Staff did not in that case require the company to represent as to how it would react if the Commission or Congress were to change Item 103 disclosure requirements. Moreover, we believe the argument in the Proponent's Response ignores the fact, as noted above, that the Commission has stated a proposal may be substantially implemented as a result of developments outside the company's control. In effect, the Proponent's Response is only questioning the means by which the Proposal has been substantially implemented, not whether in fact the Proposal is substantially implemented. The finalization and adoption of FASB Statement 123(R) is precisely the type of development contemplated by the Commission in Exchange Act Release No. 12,598 and, as such, we believe the Proposal is properly excludable under Rule 14a-8(i)(10).

* * *

*10 Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter and its attachment. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachment are being mailed on this date to the Proponent. Please do not hesitate to call me at (202) 955-8671, or Rachel Kosmal, Senior Attorney at Intel, at (408) 765-2283.

Sincerely,

Ronald O. Mueller

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning al-

leged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

0i337395d3022b4ce0b314673e759ee94fapplication/pdf19245370.00.0FSEC-NAL-PDF1.402005
WL 372273 (S.E.C. No - Action Letter)
END OF DOCUMENT

2001 WL 246760 (S.E.C. No - Action Letter)

(SEC No-Action Letter)
***1 Hilton Hotels** Corporation

Publicly Available **March 7, 2001**

LETTER TO SEC
January 31, 2001

OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549Re: Shareholder proposal from Amalgamated Bank of New York

LongView Collective Investment Fund to **Hilton Hotels** Corporation

Dear Counsel:

I write on behalf of the Amalgamated Bank of New York LongView Collective Investment Fund (the "Fund") in response to the letter from counsel for **Hilton Hotels** Corporation ("**Hilton**" or the "Company") dated 8 January **2001**, in which **Hilton** advises that it plans to omit the Fund's shareholder resolution from the Company's **2001** proxy materials. For the reasons set forth below, the Fund respectfully asks the Division to deny the relief **Hilton** seeks.

The Fund's Resolution and the Company's Opposition.

The Fund's resolution "request[s] that the Compensation Committee of the Board of Directors formally incorporate measures of franchisee satisfaction in establishing and administering standards for use in awarding performance-based compensation for senior executives." The supporting statement explains the importance of this issue to Hilton (and thus to shareholders) by citing the statement in the 1999 annual

report that one of the critical "value drivers" for growth at Hilton is "leveraging the powerful Hilton brand name through domestic franchising." More recently, a top Hilton executive told *Hotel Business* magazine that "[t]he future of the company is franchising." Franchise revenues presently constitute more than one-quarter of Hilton's overall revenues, as the Company acknowledges in its letter (at 3).

The supporting statement further notes reports of tensions between franchisors and franchisees, such as a 1999 survey by the largest trade association of franchisees that identified 48% of hotel franchisees as being "unhappy with their decision to buy a [hotel] franchise." That association "found significant levels of dissatisfaction over the state of relationships with [hotel] franchisors because of sales and management practices. Issues include franchise-marketing techniques, sales territories overbuilt with new franchises, too-stiff liquidation penalties, and requirements that franchisees buy exclusively from preferred vendors."

The supporting statement notes too that public companies often link performance measures to executive compensation as a means of ensuring that key corporate goals remain a central focus of senior executives. Given Hilton's reliance and focus on franchising as an integral aspect of Hilton's future growth strategy, the Fund therefore seeks the formal recognition of this factor as affecting future employment agreements involving senior executives' bonus, stock option and long-term incentive plans in which they participate.

*2 In its request for no-action relief, Hilton relies on three exclusions in Rule 14a-8. As we now explain, however, the Company has failed to carry its burden under Rule 14a-8(g) of demonstrating that any of these exclusions applies here.

<u>Rule 14a-8(i)(10): "Substantially implemented"</u>

Hilton first argues that the proposal has been "substantially implemented," citing the Compensation Committee Report in the 2000 proxy statement, which indicates that the Compensation Committee "takes many factors into account in awarding performance-based compensation, including 'individual goal achievement."D' Inquiry Letter at 2. The phrase "individual goal achievement" is said to include implicitly franchisee satisfaction (as measured by franchisee surveys) as one of the components consider for those senior executives who are responsible for franchise operations.

The problem with this argument is two-fold. A shareholder reading the proxy statement would need clairvoyance to understand that when the Compensation Committee is pondering "individual goal achievement," what that really means is that the Committee is assessing performance with respect to the specific issue of franchisee satisfaction. Moreover, even if (as Hilton argues) the Compensation Committee may be currently be using that measure as part of its deliberations, Hilton's letter does not address the core element of the Fund's proposal, namely, a request that the Compensation Committee "formally incorporate" measures of franchisee satisfaction in establishing and administering its standards for performance-based com-

pensation. Hilton's letter is not clear whether the Compensation Committee's reported consideration of franchisee surveys is recent, whether it was adopted on an ad hoc basis or a more "formal" process, which might also indicate what other measures Hilton sought to use.

We note finally Hilton's argument (at 3) that the proposal would be ""inequitable" because some senior executives are not involved in franchise operations, and it would be unfair to judge them according to a criterion that is unrelated to their work. We do not dispute the logic of that position, but there is no way the language of the Fund's resolution can be tortured to produce that result. The Fund assumes that if its proposal is adopted and implemented, the Compensation Committee would exercise appropriate judgment in individual cases. If anything, Hilton's objection highlights that the resolution is not about individual compensation decisions, but about the question of whether a certain criterion relating to compensation should be ""formally incorporate[d]" into the executive compensation calculus for senior officials.

Rule 14a-8(i)(7): "Ordinary business."

Hilton next argues that the Fund's proposal represents an effort by shareholders to involve themselves in the day-to-day operations of the business on issues best entrusted to management. The problem with this argument is that it fails to come to grips with the fact that this proposal is about executive compensation, not daily management decisions. The Division has recognized for almost a decade that executive compensation decisions cannot be pigeonholed in the "ordinary business" cubicle, see *Baltimore Gas and Electric Co.* (13 February 1992), 1992 SEC No-Act. LEXIS 215, *1 ("In view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business")(emphasis added). Accord *Transamerica Corp.* (10 January 1990), 1990 SEC No-Act. LEXIS 46 (Division reversing prior position that questions about "golden parachutes" presented no policy issues).

*3 More recently, in *Louisiana-Pacific Corp.* (29 February 1996), the resolution urged the board to adopt executive compensation policies that emphasize and reward executives for creating a "high performance workplace" that placed a priority on achieving continuous improvement in productivity, quality and service through employee involvement in decision-making, employee compensation linked to performance, and a strong commitment to training. The Division denied no-action relief, rejecting L-P's claim that questions about creating a "high-performance workplace" involved ordinary business issues. The Division explained that the "proposal appears to be sufficiently related to policies and standards for setting executive compensation so as to render Rule 14a-8(c)(7) unavailable as a basis upon which to exclude the proposal." By contrast, in *W.R. Grace & Co.* (29 February 1996), decided the same day as *Louisiana-Pacific*, the Division granted no-action relief in

response to a proposal asking the company to commit itself to high-performance workplace principles, and that proposal made no mention of executive compensation issues. Since the two letters were issued simultaneously, the Division has drawn a clear line that a ruling in Hilton's favor would blur, if not erase.

Similarly, in *Knight-Ridder, Inc.* (5 March 1998), the Division denied no-action relief on (i)(7) grounds with respect to a resolution asking the board to adopt executive compensation policies requiring annual reviews of executive performance using five enumerated principles, such as being "accountable to the communities in which it publishes" and being "fair, responsible and law-abiding in its dealings with local advertisers, vendors, employees and communities." The Division explained that Knight-Ridder had "not met its burden of demonstrating that the proposal is not sufficiently related to policies and standards for setting executive compensation." The Fund's resolution plainly relates to executive compensation issues in a very direct way, not Hilton's ordinary business operations.

Rule 14a-8(i)(3): Allegedly "false and misleading statements."

1. Hilton challenges the statement in the third paragraph that "the lodging industry has recently seen growing tensions and conflicts between franchisors and franchisees, potentially threatening Hilton's franchise strategy." Hilton views this as an unsupported statement about the industry generally, adding that there is no basis to believe that this development casts doubt on Hilton's franchising strategy. Hilton notes in particular that it added 124 franchise properties to its system and approved 170 additional hotels, many of them franchisees, in the first nine months of 2000. We answer as follows.

Tensions between hotel franchisees and franchisors in recent years are well documented, and a sampling of the cited articles is attached:

*4 • In the 1 April 2000 issue of *Lodging Hospitality* -- a leading hotel trade magazine -- a lawyer who represents franchisees wrote an article arguing that "the current state of hotel franchisor/franchisee relations is fairly lousy." In a 1 January 2000 *Lodging Hospitality* article that posed the question, "Are franchisor/franchisee relations improving or worsening?," the publication noted that "limited service operators seem testier these days, with the competitive field advancing on their territory; as a result they are more prone to bristle at perceived impact issues." In a 4 May 1998 article in *Hotel & Motel Management* -- a top lodging publication -- an industry consultant noted that "a challenge confronting our industry ... is the condition of the franchisor/franchisee relationship. The continuing growth of existing brands, the introduction of new brands, merger mania, franchise-ownership changes, executive-level turnovers, to name a few have brought unrest to that relationship."

• As the proposal noted, a 1999 survey by the Asian American Hotel Owners Association (AAHOA) -- the largest trade association of hotel franchisees -- found that 48% of hotel franchisees are "unhappy with their decision to buy a [hotel] franchise." AAHOA notes that the survey "found significant levels of dissatisfaction over the state of relationships with [hotel] franchisors because of

sales and management practices. Issues include franchise-marketing techniques, sales territories overbuilt with new franchises, too-stiff liquidation penalties, and requirements that franchisees buy exclusively from preferred vendors."

• Two national organizations have formed -- the American Franchisee Association (AFA) and the American Association of Franchisees and Dealers (AAFD) -- dedicated to representing the interests of franchisees in a number of industries, including hotels.

• In 1999, Cendant, the largest hotel franchise company in the world, withdrew its support for about a year from the Asian American Hotel Owners Association (AAHOA) after AAHOA composed its *12 Points of Fair Franchising*, seeking changes in the typical contractual terms between franchisee and franchisor. AAHOA is the largest hotel owners/franchisees association in the country, whose members include owners with Hilton franchises. *Hotel & Motel Management* recently noted that "relations with franchise companies continue to be foremost in the minds of many members of AAHOA .... So, too, is it a topic of major concern to Mike Patel, AAHOA's new chairman. He said he plans to make franchisor-franchisee relations an area of concentration during his term of office."

• Robert Hazard, a CEO of Choice Hotels International and Best Western International, is now himself a franchisee whose criticisms of hotel franchisors have drawn wide attention in the industry. Hazard believes the relationship between hotel franchisees and franchisors is overwhelmingly one sided, in favor of the franchisors. According to *Hotel and Motel Management*, Hazard declared in a recent speech that contracts are "one sided, take it or leave it documents, heavily skewed in favor of the franchisor ...."

*5 • In an indication of the current discontent, franchisees have lobbied Congress for remedial legislation. The Small Business Franchise Act (H.R. 3308) was introduced in the 106th Congress and has over 50 co-sponsors in the House. It is supported by dozens of small business and franchisees organizations, including the AFA and AAHOA. The International Franchise Association, the leading pro-franchisor trade group, opposes it.

The Company's letter notes that Hilton's franchise operations have grown substantially in the first nine months of 2000, and the Company views this as evidence that there are no franchisee tensions at Hilton. This point does not help Hilton's case. The cited articles suggest that franchisor-franchisee tensions often develop after the parties have been involved in a business relationship for some time, so an upturn in franchise operations is no assurance that things will run smoothly in the future. Indeed, the concern is that Hilton's compensation policy demonstrate that the Company is ahead of the curve on these issues, not behind it. Moreover, the Fund's proposal does not say, as the Company suggests, that the "growing tensions and problems" between franchisees and franchisors "are threatening Hilton's franchise strategy," but, rather, that such tensions are "*potentially* threatening Hilton's franchise strategy." (emphasis added). At bottom, Hilton bears the burden on demonstrating that a proposal may be omitted, and the Company's generalized objections offer no reason for the Division to conclude that Hilton may somehow be immune from the developments described in these reports.

2. Hilton's next objection is to the fifth paragraph's reference to Promus franchisees forming their own association. The Company states that "less than 20% of Promus franchisees were represented in this association." Although we believe that the resolution as submitted is not materially false or misleading in this regard, the Fund is willing to amend the text, which now states: "[I]n 1998, Promus' franchisees felt the need to form an independent association...", to insert the word "some", so that the text would now read: ""In 1998, some Promus' franchisees felt the need to form an independent association..."

3. Finally Hilton challenges as false and misleading the second sentence in the fifth paragraph that *independent* franchisee associations "initiated by franchisees without sanction by the franchisor, are relatively uncommon in the hotel industry." The key word is "independent," and Hilton's objection lacks merit because it refers to company-sponsored associations. Hilton has not presented evidence of a number of other such independent associations in the hotel industry (as opposed to company-sponsored franchise advisory councils). In the absence of such evidence, which Hilton bears the burden of producing, the Fund stands by its assertion that such associations "are relatively uncommon in the hotel industry."

Conclusion.

*6 For the foregoing reasons, we submit that Hilton's request for no-action relief should be denied.

Thank you for your consideration of these points. If you have any questions or require further information, please do not hesitate to contact me.

Very truly yours,

Cornish F. Hitchcock
1100 17th Street. N.W., 10th Floor
Washington, D.C. 20036-4601
(202) 974-5111

ENCLOSURE

January 8, 2001

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549Re: **Hilton Hotels** Corporation -- Rule 14a-8 Stockholder Proposal

Ladies and Gentlemen:

This letter is submitted on behalf of **Hilton Hotels** Corporation, a Delaware corporation ("**Hilton**" or the "Company"), pursuant to Rule 14a-8(j) promulgated by the

Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934. For the reasons stated below, **Hilton** requests concurrence by the Staff of the Division of Corporation Finance that it will not recommend any enforcement action against the Company if the Company omits from the proxy materials to be distributed in connection with its **2001** Annual Meeting of Stockholders a stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by the Amalgamated Bank of New York LongView Collective Investment Fund (the "Fund") in a letter dated December 6, 2000, a copy of which is attached as an exhibit. As provided by Rule 14a-8(j), the Company is submitting six (6) copies of this letter and the exhibits hereto, and is simultaneously providing the Fund with a copy of this submission.

The Proposal

A copy of the Proposal and the Supporting Statement is attached but, for ease of reference, the text of the resolution contained in the Proposal is as follows:

"RESOLVED, that the stockholders of Hilton Hotels Corporation (the "Company" or "Hilton") request that the Compensation Committee of the Board of Directors formally incorporate measures of franchisee satisfaction in establishing and administering standards for use in awarding performance-based compensation for senior executives."

Statement of Reasons for Omission

Hilton believes it may properly omit the Proposal and the Supporting Statement from its proxy materials because:

(a) the Proposal has been substantially implemented by Hilton and, therefore, may be omitted under Rule 14a-8(i)(10);

(b) the Proposal relates to Hilton's ordinary business operations and, therefore, may be omitted under Rule 14a-8(i)(7); and

(c) the Proposal and the Supporting Statement contain materially false or misleading statements and are contrary to the SEC's proxy rules and, therefore, may be omitted under Rule 14a-8(i)(3).

Supporting Argument

A. *Rule 14a-8(i)(10)--Substantially Implemented*

*7 Under Rule 14a-8(i)(10), a company may omit a shareholder proposal "[i]f the company has already substantially implemented the proposal."

The Proposal requests the Compensation Committee to "incorporate measures of franchisee satisfaction in establishing and administering standards for use in awarding performance-based compensation for senior executives." The Company has already incorporated measures of franchisee satisfaction in awarding performance-based compensation to those senior executives who have responsibility for franchise operations.

The Supporting Statement provides that "franchisee satisfaction....could be obtained, for example, through annual surveys or independent polling of all franchisees." The Company currently has such procedures in place to assess franchisee satisfaction. The Company has established and actively participates in franchise advisory councils, comprised of representatives of franchisees and the Company, that deal with franchisee/franchisor issues for each of the Company's franchised hotel brands. The Company measures franchisee satisfaction through written surveys to its franchisees and shares such information with the franchise advisory councils. As disclosed under "Compensation Committee Report on Executive Compensation" in the Company's proxy statement, dated April 5, 2000, with respect to the 2000 annual meeting of stockholders, the Compensation Committee takes many factors into account in awarding performance-based compensation, including "individual goal achievement." A component of individual goal achievement for the senior executives responsible for franchise operations is the measure of franchisee satisfaction, as indicated by such surveys and other factors. Accordingly, management of the Company already measures franchisee satisfaction and the Compensation Committee incorporates such measures in awarding performance-based compensation to senior executives whose job duties involve franchise operations.

Hilton is a diverse hotel company with numerous operations, which include the ownership, management and franchising of hotels, as well as the development and operation of vacation ownership resorts. Franchise revenues comprise one of a variety of income streams, and as of September 30, 2000, such revenues constituted less than one-third of the Company's overall revenues. Because the Company is not involved in the management of franchised hotels (as the relationship involves the grant by the Company of a license to use one of the Company's hotel brand names), only a limited number of the Company's senior executives are involved in developing and maintaining the franchise relationship. It would be inequitable for the Compensation Committee to determine the performance-based compensation of senior executives who are not involved in franchise operations based on a measure of franchisee satisfaction, as the Proposal suggests. In attempting to have franchisee satisfaction be an integral component of every senior executive's compensation, the Fund is inappropriately seeking to determine the direction of the Company's ordinary business operations, as discussed below.

*8 For the foregoing reasons, Hilton believes the Proposal and Supporting Statement may be properly omitted from its 2001 proxy materials pursuant to Rule 14a-8(i)(10).

B. *Rule 14a-8(i)(7)--Ordinary Business Operations*

Under Rule 14a-8(i)(7), a company may omit a shareholder proposal "if the proposal deals with a matter relating to the company's ordinary business operations." The SEC has stated that the policy underlying the ordinary business exclusion is "to confine the solution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Release No. 34-40018 (May 21,

1998). Rule 14a-8(i)(7) recognizes that it is neither practicable nor necessary to involve the company's stockholders in the consideration of business decisions that are within the scope of responsibility of the board of directors and management.

While the Proposal is ostensibly concerned with the board committee's review of executive compensation, the essential subject matter of the Proposal is directed to the customer relationship between the Company and its hotel franchisees. Establishing and maintaining relationships with hotel franchisees is a basic part of the Company's hotel operations. The Company's franchise operations involve complex business processes requiring specialized expertise and an intimate knowledge of the Company's business and operations. Management's continuous review and surveillance of its franchise operations demonstrate that they are part of the Company's routine operations and thus are not appropriate subjects for proxy materials. The Proposal relates to the customer relationship between the Company and its franchisees, and in a series of no-action letters the Staff has recognized that a company's ordinary business includes customer relations matters. See, e.g., US West, Inc. (avail. February 18, 1998) (shareholder proposal mandating telephonic support for customers to be monitored by board of directors was properly omitted); Deere & Company (avail. November 30, 2000) (shareholder proposal to create a committee to address customer service issues was properly omitted); and Office Max, Inc. (avail. April 17, 2000) (shareholder proposal to retain consulting firm to measure customer satisfaction was properly omitted).

The Supporting Statement provides that the Proposal is designed to achieve the goal of "maintaining a strong, positive working relationship with franchisees." This is clearly a management function. We believe that the Fund has sought to inappropriately link the Proposal to executive compensation in an invalid attempt to take what is an ordinary business matter out of the exclusion of Rule 14a-8(i)(7). It is inappropriate for the Company's stockholders to determine Company policy towards its franchisees and this constitutes the type of interference with the ordinary operations of a company that Rule 14a-8(i)(7) is designed to prevent. See Release No. 34-12999 (November 22, 1976) (interpreting the rule to cover "ordinary business matters of a complex nature that stockholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business.")

*9 For the foregoing reasons, Hilton believes the Proposal and Supporting Statement may be properly omitted from its 2001 proxy materials pursuant to Rule 14a-8(i)(7).

C. *Rule 14a-8(i)(3)--False and Misleading Statements*

Rule 14a-8(i)(3) provides that a company may omit from its proxy materials a proposal or supporting statement that is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Hilton believes that the Proposal and Supporting Statement contain the following false or misleading statements:

1. The third paragraph of the Supporting Statement states that "the lodging in-

dustry has recently seen growing tensions and conflicts between franchisors and franchisees, potentially threatening Hilton's franchise strategy." This statement is false and misleading in making an unsupported statement about franchisor/franchisee relationships in the hotel industry generally and concluding that Hilton's franchise strategy could be threatened as a result. Hilton's Quarterly Report on Form 10-Q for the period ended September 30, 2000 discloses that, during the first nine months of 2000, Hilton added 124 franchise properties to its hotel system and approved an additional 170 new hotels, primarily franchisees, during this nine month period. Accordingly, the facts do not support the conclusion that "growing tensions and problems" in the industry are threatening Hilton's franchise strategy.

2. The first sentence of the fifth paragraph of the Supporting Statement states that "[i]n 1998, Promus' franchisees felt the need to form an independent association, Promus Owners and Licensees Association." This statement is false and misleading, as it implies that all or a substantial portion of the Promus franchisees formed an association. In fact, less than 20% of Promus franchisees were represented in this association.

3. The second sentence of the fifth paragraph states that "[s]uch associations, initiated by franchisees without sanction by the franchisor, are relatively uncommon in the hotel industry." This statement is false and misleading as there is no evidence to support that small groups of franchisees at other hotel companies have not sought to form such associations. The statement is also false and misleading in that it omits to state that Promus, in conjunction with its franchisees, has established franchise advisory councils designed to represent all of the franchisees of a hotel brand. Hilton, subsequent to its acquisition of Promus in November 1999, has also formed franchise advisory councils for its hotel brands. The Proposal and Supporting Statement also omit to state that the Promus Owners and Licensees Association has not met with Promus or the Company since 1999 and has generally deferred franchisor/franchisee issues to the franchise advisory councils, which have met with representatives of the Company on a regular basis to address such issues.

*10 For the foregoing reasons, Hilton believes the Proposal and Supporting Statement may be properly omitted from its 2001 proxy materials pursuant to Rule 14a-8(i)(3).

__Conclusion and Request__

For all of the reasons set forth above, Hilton respectfully requests that the Staff concur in Hilton's view that the Proposal and Supporting Statement may be omitted from the proxy materials to be distributed in connection with its 2001 Annual Meeting of Stockholders and will not recommend enforcement action if Hilton omits the Proposal from those proxy materials. If the Staff does not concur with Hilton's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If the Staff desires further information or has any questions concerning this let-

ter, please call the undersigned at (310) 205-4339. Please acknowledge receipt of this letter and the materials enclosed herewith by file-stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Bryan S. White
Vice President and Counsel

ENCLOSURE

December 6, 2000

CORPORATE SECRETARY
HILTON HOTELS CORPORATION
9336 CIVIC CENTER DRIVE
BEVERLY HILLS, CALIFORNIA 90210Re: Shareholder proposal for **2001** annual meeting

Dear Sir or Madame:

On behalf of the Amalgamated Bank of New York LongView Collective Investment Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that **Hilton Hotels** Corporation plans to circulate to shareholders in anticipation of the **2001** annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it proposes that the board of directors' compensation committee incorporate specific measures of franchisee satisfaction in establishing and administering standards for use in awarding performance-based compensation for senior executives.

The Fund is an S&P 500 index fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets exceeding $4 billion. It beneficially owns 119,185 shares of Hilton common stock, which are held of record by the Amalgamated Bank of New York through its agent, CEDE & Co. A letter from the Bank confirming ownership will be provided upon request. The Fund has thus owned shares worth at least $2000 for over a year and plans to continue ownership through the date of the 2001 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

RESOLVED, that the stockholders of Hilton Hotels Corporation (the "Company" or "Hilton") request that the Compensation Committee of the Board of Directors formally incorporate measures of franchisee satisfaction in establishing and administering standards for use in awarding performance-based compensation for senior executives.

SUPPORTING STATEMENT

*11 In Hilron's 1999 annual report, the Company noted that one of the critical "value drivers" for growth at Hilton included "leveraging the powerful Hilton brand name through domestic franchising." In addition, a top Hilton executive recently told *Hotel Business* magazine that "[t]he future of the company is franchising."

Franchisee relations are increasingly important to Hilton. Hilton's merger with Promus in late 1999 resulted in the absorption of about 1,300 franchised properties into the Company, and approximately 30% of Hilton's EBITDA now derives from management and franchise fees, compared to about 15% prior to the merger.

However, the lodging industry has recently seen growing tensions and conflicts between franchisors and franchisees, potentially threatening Hilton's franchise strategy.

A 1999 survey by the Asian American Hotel Owners Association (AAHOA) -- the largest trade association of hotel franchisees -- found that 48% of hotel franchisees are "unhappy with their decision to buy a [hotel] franchise." AAHOA notes that the survey "found significant levels of dissatisfaction over the state of relationships with [hotel] franchisors because of sales and management practices. Issues include franchise-marketing techniques, sales territories overbuilt with new franchises, too-stiff liquidation penalties, and requirements that franchisees buy exclusively from preferred vendors."

In 1998, Promus's franchisees felt the need to form an independent association, Promus Owners and Licensees Association. Such associations, initiated by franchisees without sanction by the franchisor, are relatively uncommon in the hotel industry.

Public companies often link performance measures to executive compensation as a means of ensuring that key corporate goals remain a central focus of senior executives. For example, a recent study in *Financial Executive* found that executive compensation plans increasingly "include non-financial measures that drive shareholder value, including customer and employee satisfaction, operating results and innovation."

Given Hilton's reliance and focus on franchising as an integral aspect of Hilton's future growth strategy, we therefore request that the Compensation Committee formulate franchisee satisfaction measures to be used in future employment agreements between the Company and its senior executives, and in bonus, stock option and long-term incentive plans in which they participate. A measurable increase in franchisee satisfaction should result, all other factors remaining equal, in a higher performance rating for senior executives and thus increased performance-based compensation. Conversely, senior executive performance rating would decline if measures of franchisee satisfaction showed overall decreases. Such measures could be obtained, for example, through annual surveys or independent polling of

all franchisees.

*12 We believe that by linking executive compensation to franchisee satisfaction, senior executives will more likely focus on **Hilton's** key goals of growing the Company through franchising and maintaining a strong, positive working relationship with franchisees.

We urge you to vote FOR this resolution.

SEC LETTER

1934 Act / s -- / Rule 14A-8

March

7

,

2001
Publicly Available
March

7

,

2001

Re: **Hilton Hotels** Corporation

Incoming letter dated January 8, 2001

The proposal requests that the Compensation Committee formally incorporate measures of franchisee satisfaction in establishing and administering standards for use in awarding performance-based compensation for senior executives.

There appears to be some basis for your view that Hilton may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Hilton omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to reach the alternative bases for omission upon which Hilton relies.

Sincerely,

Keir Devon Gumbs
Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

0i05e1a26073b94614b65e245f61caea3fapplication/pdf10727300.00.0FSEC-NAL-PDF1.402001
WL 246760 (S.E.C. No - Action Letter)
END OF DOCUMENT

2001 WL 238203 (S.E.C. No - Action Letter)

(
SEC No-Action Letter)
*1
Household
International, Inc.

Publicly Available
February
26,
2001

LETTER TO SEC

EXHIBIT B

November 29, 2000

MR. KENNETH H. ROBIN
SENIOR VICE PRESIDENT AND CORPORATE SECRETARY
HOUSEHOLD INTERNATIONAL, INC.
2700 SANDERS ROAD
PROSPECT HEIGHTS, IL 60070Dear Mr. Robin:

NorthStar Asset Management holds 1100 shares of **Household** International common stock on behalf of a client whose portfolio seeks to achieve social as well as financial objectives. Our client believes that companies with a commitment to customers, employees, communities and the environment will prosper in the long-term. As Household International shareholders we have been increasingly concerned about the growing questions concerning predatory lending both in the sub-prime lending industry and at Household International. We believe this issue has significant financial implications for the company and its shareholders.

Therefore as a beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, we are submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, a shareholder proposal. The proposal asks the Board of Directors to conduct an executive compensation review that investigates ways of linking a portion of executive compensation to success in establishing Household International as a leader in eradicating predatory lending practices.

In accordance with Rule 14a-8 we have held these shares for more than one year and

will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. A representative will be present at the annual meeting to introduce this proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy and its Responsible Wealth project are national non-profit organizations working to address issues of income and wealth inequality both legislatively and through shareholder activism.

A commitment from Household International to conduct the executive compensation review as requested would allow this resolution to be withdrawn. I hope that you would be interested in pursuing a dialogue about this proposal. We believe that this proposal is in the best interest of **Household** International and its shareholders.

Sincerely,

Julie Goodridge
President
NORTHSTAR ASSET MANAGEMENT INC
30 St. John Street Boston Massachusetts 02130 Tel 617 522-2635

LETTER TO SEC
February
9,
2001

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
JUDICIARY PLAZA
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549Re: **Household** International Inc.

Shareholder Proposal Submitted by

***2** Northstar Asset Management Inc.

Dear Ladies and Gentlemen:

This letter is in response to the letter of Northstar Asset Management, Inc. (the "Proponent") dated January 24, **2001**. We do not wish to unduly belabor the debate with the Proponent over the appropriateness of including their proposed resolution in the **2001** Proxy Materials of **Household** International, Inc. However, their re-

sponse to our "no action" request dated January 4, **2001** continues to assert inaccurate assumptions based on actions of others or a failure to disclose the entire situation.

First, nowhere in the Proponent's letter of January 24th (the "Letter"), or in their original letter setting forth the proposed resolution, does the Proponent allege or offer evidence that Household International (the "Company") engages in predatory lending practices or violates any laws or regulations pertaining to lending (either the law and regulations cited in the Letter, or any other laws or regulations). Indeed, Household does not engage in predatory lending practices and does not condone predatory lending practices by others in the industry. As an illustration of our position, we are enclosing: 1) an example of directives routinely sent to employees to make clear the Company's views on predatory lending practices, 2) a recent press release announcing the formation of the **Household** International Consumer Advisory Board to advise the Company on its lending and business principles, and 3) an article that appeared in the Chicago Tribune on **February 1, 2001** which states that the Company has received many positive remarks with respect to the predatory lending issue. These examples clearly evidence that predatory lending, like all compliance matters, is an issue the Company is focused upon. It is very difficult to understand why the Proponent believes that this area of the Company's business operations is one that can be managed through shareholder involvement. This is truly a function that meets the "ordinary business" exception. It is not a matter for which we need (or for which it is appropriate for) the Proponent to "provide a positive incentive to management to avoid such business practices." Additionally, these actions clearly demonstrate that the action being requested by the Proponent through the resolution has already substantially been implemented and is not necessary.

Secondly, the Proponent states in the Letter that "[o]ne of the purposes of the resolution is to provide the Company's leaders with the incentive to establish a dialogue with community groups that have questions and concerns." The decision of whether or not to meet with such organizations, including the strategy for entering into and conducting discussions with such organizations, is most definitely a matter of day to day business judgment. This activity can only appropriately be handled by management, after balancing the risks and benefits of each possible course of action. Shareholders clearly will not, and could not possibly, have access to all relevant information to make an informed decision in this area. It would be impossible to timely provide such information to the shareholders for this purpose, as it will change on a day-to-day basis. As such, this clearly evidences that the matter that is the subject of the Proponent's resolution meets the "ordinary business" exception.

*3 Third, on the fourth and fifth (unnumbered) pages of the Letter, the Proponent attempts to justify its second and third "Whereas" clauses; however, the true purpose behind the Proponent's proposed resolution is confirmed by their "justification". On the second Whereas clause, Proponent objects to executives

having lower cost loans than "the company's low income customers". However, consistent with the Company's business practice of pricing loans commensurate with risk, the loans to executives present far lower risk of loss than the company's typical consumer loan. Beyond this, the Company's pricing of its product is the quintessential example of an "ordinary business" function and something that is not a matter for a shareholder resolution. With regard to the "justification" of the third Whereas clause, suffice it to say that the clause has no relationship whatsoever with the alleged subject matter of the resolution, i.e., predatory lending. Both Whereas clauses belie the Proponent's assertion that their concern is predatory lending; their real concern is some form of wealth redistribution.

Lastly, the Proponent's expressed willingness to "amend the resolution" to address the concerns expressed in our letter of January 4, 2001, merely sidesteps the issue. The fact is that these Whereas clauses, whether included, deleted, or amended, clearly indicate that the Proponent's true intent of the proposed resolution is the furtherance of a social agenda having nothing to do with predatory lending.

In accordance with the rules of the Securities and Exchange Commission, we have provided a copy of this letter to the Proponent. The Company hereby reaffirms its request to the Staff of the Commission (as discussed in its letter dated January 4th) for its concurrence to allow the Company to exclude the shareholder resolution of the Proponent from its 2001 Proxy Materials.

Very truly yours,

John W. Blenke
Vice President Corporate Law and Assistant Secretary

LETTER TO SEC
January 24, 2001

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
JUDICIARY PLAZA
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549Re: Household International Shareholder Proposal Submitted by NorthStar Asset

Management, Inc.

Dear Ladies and Gentlemen:

This letter is in response to the January 4, 2001 letter of Household International (the "Company") requesting a "no-action" letter allowing the Company to omit an executive compensation resolution filed by NorthStar Asset Management, Inc. (the

"Proponent").

In its letter the Company argues the resolution may be omitted because it furthers a personal interest (Rule 14a-8(i)(4)); because it deals with a matter of ordinary business (Rule 14a-8(i)(7)); and because the proposal has already been substantially implemented by the company (Rule 14a-8(i)(10)). The Company also believes the resolution makes false and misleading arguments in violation of Rule 14a-8(i)(3).

*4 The Proponent disagrees with the Company's views and offers the following as arguments in support of its position.

Does the resolution deal with a matter of personal interest?

The Proponent is an investment manager that specializes in socially responsible investing. The Proponent is an institutional supporter of the non-profit advocacy organization, Responsible Wealth. Several clients of the Proponent are individual members of Responsible Wealth. Neither the Proponent, nor the proponent's clients are personally affected by predatory lending practices discussed in the shareholder resolution. Their interest and concern in the issue stem from broad social justice and corporate responsibility concerns that the Proponent believes are widely shared among the Company's shareholders.

The Company argues that the real issue behind the resolution is "sharing the wealth" not the Company's business practices. The resolution is directly concerned with predatory lending practices that strip wealth from lowest-income Americans, and intends to provide a positive incentive to management to avoid such business practices.

The Proponent believes that the predatory lending controversy and the Company's response to it are material to the long-term success of the Company and to the preservation of all shareholder's investments. In July, 2000, the company watched its stock price decline nearly 20% on concerns about rising interest rates and increasing regulatory interest surrounding the issue of predatory lending in the sub-prime lending industry in which it competes.

To allow the Company's argument that resolutions that are in any way affiliated with social justice concerns should be barred under the personal interest exclusion of Rule 14a-8, would result in banning any resolution affiliated with any church group, environmental organization, or human rights organization. This would contradict long-standing SEC rulings that have allowed standing for such groups.

Does the resolution deal with matters of ordinary business?

The Company argues that the resolution deals with matters pertaining to the day-to-day affairs of running the Company. The Company also argues in the ""General Background" section that the predatory lending issue is not one of broad public

concern and is not a political issue. The Proponent disagrees and believes that the issue of predatory lending meets the standard of being an issue of significant public debate making the ordinary business exclusion inapplicable. In last year's IBM resolution on cash balance pension plans the Commission held that that resolution was not excludable because it was the subject of significant national debate. Like the cash balance pension issue, the issue of predatory lending has been the subject of discussion by such powerful federal agencies as the Federal Reserve, the Treasury Department as well as numerous state regulators. Also like the cash balance issue, many Americans are experiencing devastating financial losses as a result of the concern in question.

*5 The Company correctly asserts that predatory lending is not a new issue. However, predatory lending practices have exploded in recent years leading to a significant regulatory examination of those who participate in the sub-prime lending industry. The State of North Carolina became the first state to establish a regulatory framework defining and outlawing predatory lending practices. New York, Massachusetts and Illinois are among the states also seeking to outlaw predatory lending practices.

The Federal Reserve has indicated significant concern about predatory lending practices. The Federal Reserve Chairman has spoken publicly against predatory lending practices. In December the Federal Reserve expanded the definitions under the Home Ownership and Equity Act (HOEPA) in two important ways: 1) by lowering the interest rate for loans covered by the Act from a 10 point premium over Treasury bonds to an 8 point premium, and 2) more importantly requiring single premium credit insurance to be included in the calculation of maximum fees allowed under HOEPA.

A recent joint report by the US Treasury Department and the US Department of Housing and Urban Development concluded that the practice of selling lump-sum credit insurance, sold by the Company and others in the sub-prime lending industry, is "unfair, abusive and deceptive" in calling for a ban on the practice. The state of Illinois has proposed a similar ban on single-premium credit insurance policies to borrowers. According to a December 15, 2000 *Chicago Tribune* article Household International spokesperson Craig Streem, said the Company intended to fight the Illinois ban.

There has also been a move by the Federal Reserve and the Department of Housing and Urban Development to allow customers who believe they have been subject to predatory lending practices to sue sub-prime lenders. While this rule did not pass, and is unlikely to be reconsidered under the new Administration, it is an additional piece of evidence of the scope of the problem.

The Company argues that the predatory lending issue stems from others in the industry and points to its own Responsible Lending committee as sufficient protection for shareholder's interests. Despite this protection, Household International-

al's name continues to be raised in connection with predatory lending abuses. The Company is one of two national sub-prime lenders who have been targeted for protests at its offices. During the last six months, Company offices in St. Louis, San Jose, Boston, Houston, Denver, Portland (OR), Miami and several other American cities have witnessed protests.

Unlike Citigroup, the other company targeted for protest, Household International has steadfastly refused to meet with its critics and denied that it has any issue to address. One of the purposes of the resolution is to provide the Company's leaders with the incentive to establish a dialogue with community groups that have questions and concerns. We believe such a practice will protect the company's reputation and strengthen shareholder's investments. While Citigroup has not yet addressed all of the concerns of its critics, it has begun a process deemed beneficial by both the Company and community groups. The Company continues to deny there is any need for such a process.

Has the Company already substantially implemented the requests of the resolution?

*6 The Company argues that its requirement that executives comply with Business Principles of Household satisfies the requirement of the resolution. The Company also asserts that specific goals are established for each executive in the setting of compensation.

Household has established itself as a leader in corporate governance, which includes a strong and clearly written report of the Compensation Committee in the proxy statement. The report of the Compensation Committee makes absolutely no mention of evaluating performance under the Company's Business Principles or any other factor pertaining to corporate social responsibility performance as a factor used in determining executive pay. To the contrary, the Compensation Committee report repeatedly emphasizes achievement of financial goals in the setting of compensation. The Company states first in its Compensation Philosophy and Goals: "Our corporate goal is to link compensation to financial performance." (Page 12, 2000 Household Proxy statement). The proxy goes on to state the company seeks to strongly link compensation to "objective measured financial goals set in advance by the compensation committee." Finally, the Company is extremely explicit in listing five criteria used for determining CEO Aldinger's bonus: 1) targeted earnings per share; 2) targeted return on equity; 3) targeted core receivables growth; 4) targeted efficiency ratios and 5) targeted tangible equity to managed assets.

While the Proponent applauds the clarity of such disclosure, as shareholders we are concerned that a sole focus on financial goals may create the incentives that lead corporate leaders to resist an open dialogue about predatory lending practices. The resolution asks the Board to conduct a review of executive compensation to determine whether the Company and its shareholders would benefit from explicit directives to address predatory lending concerns, given their potential impact on the Company and its reputation in the marketplace.

Do the second and third "Whereas" clauses contain false and misleading statements?

The second "Whereas" clause seeks to establish that the company's executive compensation policies mirror a broader social policies whereby those who have wealth and power are granted special privileges, while those that lack power are asked to pay excessive prices. The basic argument of the second whereas clause is that Household's executives are granted loans at below market rates for the purpose of exercising their stock options. This practice is fully disclosed in the company's proxy and the Proponents make no assertion that the practice is illegal or immoral. Rather the statement is made to contrast below-market rate loans to executives with high interest rate loans to the company's low-income customers, which critics allege are made at above-market interest rates after adjusting for credit risk. The Company argues that its interest rates are risk-based, but this is one of the sources of contention around predatory lending practices that rates are based on prejudice against low-income consumers, not on actual credit experience. The fact that the executive loan program is available to 350 employees (slightly more than 1% of the employee base) does not ameliorate the concern that the benefits of below-market interest rates are narrowly distributed.

*7 The third "Whereas" clause seeks to establish again that the benefits of ownership are narrowly concentrated. The resolution is factual in that 6.2% of employees held options and last year 43% of total options were granted to just 5 executive officers. The Company reinforces the concentration of valuable assets narrowly within the company with its statement that restrictive stock rights are granted to just 5.3% of the Company's workforce (1,480 of 28,000 employees). Options and restrictive stock rights are the only forms of equity compensation which do not require the employee to first put up their own money (unlike the employee stock purchase plan and defined contribution pension plans the Company references). The Proponent is not arguing that the Company has no other stock based compensation programs for a wider group of employees, but that the most lucrative stock-based compensation programs are provided to a small group of employees. In addition to not having to assume any direct financial risk for this benefit, the 350 employees who benefit from Company options have their benefit further enhanced by below market rate loans used to exercise their option grants. The Proponents believe this information is both accurate and germane for shareholders trying to understand the context of the resolution.

While the Proponents believe the "Whereas" clauses in question are accurate and important to the argument of the resolution, the Proponent is willing to amend the resolution at the direction of the Commission to address these concerns.

Conclusion

The Proponent believes the Company's basis for seeking a "no-action" letter is baseless. We respectfully request the Commission to recommend enforcement action if this resolution is excluded.

In accordance with Rule 14a-9 I have forwarded a copy of this correspondence to John W. Blenke, Vice President-Corporate Law and Assistant Secretary of Household International.

Should you have any questions or comments regarding this letter, please do not hesitate to contact me at (617) 522-2635. Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Thank you for your consideration.

Sincerely,

Julie N.W. Goodridge
President

LETTER TO SEC
January 4, 2001

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
JUDICIARY PLAZA
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549Re: Household International, Inc.

Shareholder Proposal Submitted by

Northstar Asset Management Inc.

Dear Ladies and Gentlemen:

Pursuant to Rules 14a-8(i)(3), 14a-8(i)(4), 14a-8(i)(7) and 14a-8(i)(10) of the Securities Exchange Act of 1934, as amended, Household International, Inc. ("Household" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the 2001 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by Northstar Asset Management Inc., who is acting on behalf of a client whose portfolio seeks to achieve social as well as financial objectives (the "Proponent"). Enclosed herewith are six (6) copies of the Proposal (exhibit A hereto) and this letter (including all exhibits) for filing with the Securities and Exchange Commission (the "Commission").

*8 **Household** requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if **Household** omits the Proposal from its Proxy Materials. **Household** would appreciate the Staff's response to this request prior to March 13, **2001**, which is the date of the meeting of **Household's** Board of Directors at which the Proxy Materials will be ap-

proved.

The Proposal requests that the Board of Directors of **Household** conduct a special executive compensation review to study ways of linking a portion of executive compensation to successfully addressing the public's concern about predatory lending practices and to include a summary of this review in the Compensation Committee's report to shareholders which is set forth in the Proxy Materials. The Proposal appears to have the support of organizations called ""United for a Fair Economy/ Responsible Wealth".

General Background

The Proposal purports to relate to a practice called "predatory lending". Predatory lending is not a new issue and is most definitely not a topic of widespread public debate. However, neither is it a subject that is unfamiliar to anyone who has been an investor in, or a part of, the lending industry. Clearly it has received more attention this past year then in other years because it was an election year. But that is the case for many issues, including taxes, health care, military spending, school reform, social security endowments, etc. Nevertheless, it is not a political issue. Rather, it is a bad business practice engaged in by bad businesses, which should be dealt with as such by regulatory and other enforcement means. It should not be automatically equated to an issue of corporate governance, especially for a responsible business like Household that has been active since 1878.

When there is a discussion relating to predatory lending it is generally pertaining to illegal and unethical lending practices that are not isolated to any one consumer segment. Indeed, the term "predatory lending" is not a term of art, i.e., there is no single, commonly recognized definition of predatory lending. Views differ widely on what practices constitute predatory lending. However, companies accused of acting as a "predatory lender" are generally mortgage lenders that allegedly have been (i) providing high-cost loans (based on interest rate or amount of points), or (ii) engaging in the continually refinancing of loans so that the points and interest mount while the principal does not decrease ("loan flipping"), or (iii) forcing credit insurance on a borrower as a condition to the loan, or (iv) granting loans to individuals who do not have the financial resources to repay so that when that individual defaults the lender may foreclose on their home and sell it for a profit ("equity stripping"). Household does not participate in these unethical and, in certain instances, illegal lending practices and does not condone these practices.

*9 An understanding of the regulatory environment in which Household's consumer lending subsidiaries operate is essential in order to evaluate Household's rationale for omitting the Proposal. The consumer lending activities of Household's subsidiaries are highly regulated by agencies of the federal government and/or by the states in which they operate. Each state has one or more regulatory bodies

that license lenders, regulate lending practices and conduct periodic examinations of lender compliance. One of the primary purposes of the state and federal regulatory scheme is to protect consumers from unfair lending practices. As described in more detail later in this letter, significant corporate resources are dedicated to regulatory compliance.

Federal statutes and regulations also govern various aspects of consumer lending, including the Truth-in-Lending Act and Regulation Z, that require lenders to provide consumers with disclosure concerning the terms of a loan (including the cost of credit) and restrict the terms and lending practices with respect to certain loans; the Fair Credit Reporting Act, which limits the use of consumer credit reports; the Real Estate Settlement Procedures Act, which requires additional disclosures concerning credit costs and charges and prohibits certain activities and charges by lenders; and the Equal Credit Opportunity Act, which prohibits discrimination based upon age, race, marital status, color, religion and national origin. The Federal Trade Commission enforces these statutes for Household's non-bank lenders, while either The Office of Thrift Supervision or The Office of the Comptroller of the Currency enforces them for Household's bank subsidiaries.

The combined federal and state statutes and regulations result in a complex and comprehensive regulatory scheme. Household devotes significant resources to assure ongoing compliance with all current requirements and to monitor changes in this regulatory framework. Policy and Compliance Departments for each operating subsidiary share responsibility with the Law Department and the Government Relations staff for monitoring developments in the federal and state regulatory schemes. The Policy and Compliance Departments also work with the Law Department to establish specific lending policies and to communicate those policies to all areas of the organization, including the origination and underwriting units. Loan underwriting guidelines and policies are developed by management of each lending subsidiary with the assistance of the Credit Risk Management, Law, and Policy and Compliance Departments. Separate Policy and Compliance, Credit Risk and Law functions exist to tailor policies and guidelines specific to wholesale loan purchase operations. With respect to monitoring ongoing compliance with established policies, Quality Control Units conduct post-closing loan reviews on a random sample basis to determine compliance with legal requirements and established corporate policies. In addition, the Internal Audit Department regularly audits various operations units and individual branch offices. Summaries of the audit reports of the Internal Audit Department are provided to the Audit Committee of the Board of Directors. The Audit Committee is comprised entirely of independent outside directors and is responsible for general oversight of Household's regulatory compliance program.

*10 As mentioned above, state regulatory bodies conduct periodic examinations of Household's lending practices. Many states also require annual reports on lending activities that include information on volume, delinquency, default, repossession and litigation. Federal regulators also conduct thorough examinations to determine compliance with the various laws and regulations.

Lastly, Household has created and maintains a Responsible Lending Committee that is chaired by Household's Vice Chairman, to evaluate and formulate Household's lending policies and to ensure effective communication of Household's position regarding predatory lending issues and practices. A primary objective of this Committee is to correct a misperception among consumers and some regulators and legislators that sub-prime lending is by definition predatory.

Discussion

Household has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of either Rule 14a-8(i)(4) or Rule 14a-8(i)(7) or Rule 14a-8(i)(10). If the Staff does not agree with the foregoing conclusion, Household asserts that the Proposal, including certain statements included therein, is materially false and misleading and that the Proposal must be omitted or modified in accordance with Rule 14a-8(i)(3). The specific reasons and support for the conclusions of Household that omission or modification is proper are set forth below.

I. The Proposal may be omitted under Rule 14a-8(i)(4) because the Proposal is designed to further a personal interest of the Proponent that is not shared by other shareholders.

The Commission permits a proposal to be properly excluded if it is clear from the facts presented that a proponent is using the proposal as a tactic designed to further a personal interest. This is even the case despite the fact that a particular proposal may be drafted in such a way so that it might arguably relate to the company's business and thus be of general interest to its shareholders. See, Exchange Act Release No. 19135 (October 26, 1982); The Standard Oil Company (February 17, 1983); General Electric Company (January 26, 1983).

In furtherance of this exclusion, the Commission has stated that Rule 14a-8(i)(4) is "the most subjective provision and definitely the most difficult for the staff to administer" as it "requires the staff to make determinations essentially involving the motivation of the proponent in submitting the proposal." Release No. 19135. As a result, in this instance the Staff will be called upon to make a factual determination based on circumstantial evidence presented by the parties to determine the intent of the Proponent in making the Proposal.

The organizations which we believe are advocating the Proposal, United for a Fair Economy/Responsible Wealth, have presented many shareholder resolutions seeking to rectify what they perceive to be the negative effects of economic inequality in business and the social structure of the United States. See, The Walt Disney Company (October 26, 1999); AT&T Corp. (January 26, 1999); General Electric Company (February 15, 2000). In the letter from Northstar Asset Management Inc. (see exhibit B hereto), which submitted the Proposal, United for a Fair Economy/Responsible Wealth are described as "national non-profit organizations working to

address issues of income and wealth inequality both legislatively and through shareholder activism." If one ventures to the websites for United for a Fair Economy (www.ufenet.org) and Responsible Wealth (www.responsiblewealth.org) their purpose is clearly evident. The motto for United for a Fair Economy is "Inspiring Action to Close the Economic Divide". The Responsible Wealth website discussing its shareholder activism campaigns states "Our resolutions seek to restore a corporate social fabric that has been tattered by frequent downsizings and by compensation policies that offer a small number of leaders boundless rewards while undervaluing the contributions of the broader workforce." Under the caption "Broadening Ownership Resolutions" in the shareholder campaign section of the Responsible Wealth website, Household is identified as a target company (see exhibit C hereto) and the Proposal appears when the Household's name is clicked on. Therefore, even though the supporting statement to the Proposal states that the goal of the Proposal is to "offer company leaders a positive incentive for establishing Household International as a leader in ending predatory lending practices ...", clearly that is not the true intent. The focus of these organizations is to share wealth, not to rid the world of unethical lenders.

***11** The personal interest of United for a Fair Economy/Responsible Wealth is confirmed by the second, third and fourth "Whereas" clauses of the Proposal. The second and third "Whereas" clauses allege misleading facts to imply compensation inequities. (See the discussion relating to Rule 14a-8(i)(3) below). The fourth "Whereas" clause clearly evidences the true intent of the Proponent ("we believe that if equity were more broadly shared in our society our company's business would be strengthened and the risks facing Household International would be lowered"). None of these clauses have any bearing to the concept of "predatory lending" or the Proposal that the Proponent has asked to be presented to Household's shareholders. The Staff has taken the position many times that the shareholder process may not be used as a tactic to advance a personal interest "even if the proposal is drafted in such a manner that it could be read to relate to a matter of general interest." See, US West, Inc. (February 22, 1999); Station Casinos, Inc. (October 15, 1997); International Business Machines (January 13, 1995); Westinghouse Electric Corporation (December 6, 1985).

This Proposal, as drafted, is an example of the type of proposal the Commission warned against when it indicated that use of the shareholder proposal procedures to air or further some personal interest is an abuse of the security holder proposal process. See Release No. 19135. Clearly, the Proponent is just seeking a forum for its "sharing the wealth" issue, not an improvement in the operation or business of Household. The Staff must not allow special interest groups to use corporate funds to further their personal agendas to the detriment of a company's shareholders.

II. The Proposal may be omitted under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

The Commission permits a proposal to be omitted if it pertains to ordinary business operations. The Commission has offered two rationales for the ordinary course exclusion. The first one is that the subject matter of the proposal is ""so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second rationale looks to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into the matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." See Release No. 40018 (May 21, 1998). The Company believes that decisions relating to predatory lending issues and the establishment of goals for executive compensation fall squarely within the scope of the Company's ordinary business operations under both rationales.

The Proposal has two components. First, it seeks to require Household to study ways to successfully address the public's concern about predatory lending practices, including linking a portion of executive compensation to that result, without taking into consideration any actions already taken by Household with respect to that issue (or, indeed, without making allegations or presenting evidence that Household even engages in such practices). Second, it seeks a report to shareholders from the Compensation Committee of Household's Board of Directors summarizing this study.

*12 With respect to the first component of the Proposal, as noted above, compliance with laws is a paramount concern of any ethical organization, particularly Household. Nothing is more fundamental to a consumer loan company than its lending policies and the legal compliance programs that are vital to its continuing operations and continuing success. See, Household International, Inc. (March 13, 2000); Conseco, Inc. (April 18, 2000); BankAmerica Corporation (March 23, 1999); Citicorp (January 25, 1991). It is clearly inappropriate for shareholders to seek oversight of this process as they do not possess the legal expertise to understand the highly technical and complex laws and regulatory structure which governs this process; and they could not possibly implement the necessary changes in a timely manner to meet regulatory developments or market conditions. Therefore, the subject matter of this Proposal (i.e., policies and training to prohibit predatory lending practices) meets the "ordinary business" exclusion.

In addition, it has been well accepted as good corporate governance for a corporation to establish a Compensation Committee composed entirely of independent, outside directors to determine the compensation levels and programs which are appropriate for the executive officers of the corporation. Household has such a committee. This Proposal clearly attempts to 'micro-manage' that process. In essence, the Proposal seeks to usurp the power of the Compensation Committee in setting goals that it believes are best for the corporation and all of its shareholders. If shareholders were presented with the information requested by the Proposal, they could not possibly make an informed decision on whether or not the goal for fighting "predatory lending" abuses was more or less important than any other goal

discussed by that Committee. Therefore, this matter presents only a small piece of a large puzzle and is of such a complex nature (i.e., setting of appropriate goals for all executive officers) that it meets the "ordinary business" exclusion.

With respect to the second component of the Proposal, it is a long-settled policy of the Commission that the fact that a proposal seeks a special report or review rather than a specific undertaking to engage or not to engage in the matter at issue is irrelevant to the analysis of the excludability of a proposal under Rule 14a-8(i)(7). The subject matter of the report or review determines excludability. See Release No. 34-20091 (August 16, 1983). The Staff has recognized this policy and has applied it in appropriate circumstances. See, General Electric Company (February 15, 2000); Kmart Corp. (February 24, 1999). Therefore, since the subject matter of the Proposal is an appropriate exercise of the "ordinary business" exclusion, the fact that a report is the only action being requested does not cleanse the Proposal from the applicability of this exclusion.

III. The Proposal may be omitted under Rule 14a-8(i)(10) because the Proposal has already substantially been implemented by the Company.

*13 The Commission allows a proposal to be excluded from proxy materials if it has already been substantially implemented. The Proposal is excludable under Rule 14a-8(i)(10) because goals for senior executives for compensation purposes are already based on a combination of quantitative and qualitative measures, including compliance with laws and the Statement of Business Principles of Household.

Household's executive compensation program is administered by the Compensation Committee of the Board of Directors. This Committee is composed solely of independent, outside directors. Each senior executive is evaluated by the Committee and is assigned goals for the upcoming year. A detailed report of the Compensation Committee describing particular performance of senior executives against these goals is included in Household's proxy materials.

An absolute requirement for each senior executive, in fact each employee of Household, is that he, or she, will abide by the Statement of Business Principles of Household (see exhibit D hereto). Household's Statement of Business Principles is very clear. They require that every employee "act honestly and fairly at all times" and that they "comply with all applicable laws and regulations". Adherence to this policy is expected and is considered in evaluating the performance of each employee at all levels of the Company. As stated in this policy, "Violations of this policy and failures to report known violations will subject the employee to disciplinary procedures, including termination of employment."

Simply, the Proposal requests Household to consider ways to tie an executive's performance to ethical lending standards. In fact, Household already does this through its Statement of Business Principles and its policy to enforce those Principles as a condition of employment. Therefore, Household believes that its cur-

rent practices already provide the compensation ties that the Proposal seeks. As a result, the Proposal is already substantially implemented and should be excluded under Rule 14a-8(i)(10).

IV. The Proposal may be omitted under Rule 14a-8(i)(3), or must be timely modified, because the Proposal contains materially false and misleading statements.

Rule 14a-8(i)(3) provides that a company may exclude a shareholder's proposal if "the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy solicitation materials". It is clear that the Proposal contains materially false or misleading statements throughout most of the "Whereas" clauses, which are intended to be supporting statements. In addition, the Proposal itself is materially false and misleading as it is vague, uncertain and has been presented for a purpose other than that which is apparent from the reading of the Proposal (see discussion above relating to Rule 14a-8(i)(4)).

***14** In the second "Whereas" clause the Proponent alleges that Household grants special considerations to its senior executives through a stock loan program designed to enable such executives to purchase and hold Household common stock. The Proponent implies that other employees or customers of Household are not entitled to such special benefits. Household provides the loans referred to by the Proponent pursuant to Regulation G of the Federal Reserve System. In accordance with that Regulation, Household requires that liquid collateral (i.e., Household common stock) with a fair market value equal to 200% of the loan amount be deposited with Household to support the loan. If the value of the stock falls to a level below the required coverage amount, Household demands additional collateral or the executive must pay down the loan. Since Household lends funds under a "risk based pricing concept", it views these loans as fully collateralized with little or no risk of loss. Our credit experience supports that this is a very different risk profile from that of our customary borrower who requests an unsecured loan or a loan secured by a second mortgage on a residence. Different rates for these different risks should be expected and are very appropriate. In addition, Household has a similar stock loan program which is available to over 350 management employees of Household to enable those employees to pay the taxes required to be withheld when their restricted stock rights vest. This program was disclosed in the same area of the proxy materials from which the Proponent obtained the information used in the Proposal. These employees, regardless of income or status within the Company, receive the same terms and conditions for their loans as those of the senior executives for the referenced stock option loans.

The omission of these facts from the second "Whereas" clause clearly makes that clause materially misleading. Therefore, the clause must be omitted from the Proposal.

In the third "Whereas" clause the Proponent alleges that Household only grants

stock incentive compensation to its senior executive officers. The clause implies that employees of Household do not have the opportunity to participate in special programs designed to promote stock ownership which would allow these employees to share in the economic benefit that would result from the expected appreciation of Household common stock.

Nothing could be farther from the truth. Providing opportunities for stock ownership is a cornerstone of the compensation policy of Household for all of its employees. The Proponent, in the Proposal, fails to acknowledge the following programs:

- Household's long-term incentive compensation program permits the award of restricted stock rights ("rsr's"). Rsr's are rights to shares of Household common stock which vest over a set period of time. Unlike an option award, no payment from the holder of the rsr's is required to receive the Household common stock. In 2000, 1,480 employees of Household were awarded restricted stock rights. Household's 1999 and 2000 proxy materials disclosed the existence of rsr's and the fact that they are not being awarded to any of Household's senior executive officers.

*15 • In addition, all employees of Household (other than its senior executive officers) are entitled to participate in Household's Employee Stock Purchase Plan ("ESPP"). Household's ESPP permits each employee to purchase Household common stock at a 15% discount from the fair market value of such stock (calculated on the date the offering period begins or the date the offering period ends depending on whichever is lower). More than 7,000 employees participated in the most recent ESPP offering period.

- Our United States employees of Household (subject to an initial waiting period) are permitted to participate in Household's Tax Reduction Investment Plan ("TRIP"), a 401(k) benefit plan. Pursuant to TRIP, Household will match each employee contribution with shares of Household common stock. The common stock is valued at the time of the match. If the employee contributes 1% of his salary and bonus Household will contribute common stock equal to 3% of that employee's salary and bonus. If the employee contributes an amount in excess of 1% of his salary and bonus, Household matches the additional contribution with common stock on a dollar for dollar basis until the employee has contributed a total of 4% of his salary and bonus. Therefore, if the employee contributes 4% of his salary and bonus to the plan, Household will contribute an amount equal to 6% of such employee's salary and bonus in common stock Our Canadian and United Kingdom employees also participate in special share purchase programs designed to meet the regulatory requirements of their particular jurisdictions similar to the TRIP benefit plan described above. These programs permit the employee to receive one additional share of Household common stock for each share purchased (if in Canada) or two additional shares of Household common stock for each share purchased (if in the United Kingdom). Currently, a total of 18,935 or 64% of Household's employees have elected to participate in the above-described plans.

Clearly the intentional omission of these facts makes the third "Whereas" clause materially misleading. Therefore, the clause must be omitted from the Proposal.

Lastly, it is important to recognize that the entire Proposal is confusing. Some parts of the Proposal deal with the alleged horrors of predatory lending. Other parts of the Proposal focus on the alleged inequality of Household's compensation programs. It is clear from the website of Responsible Wealth that they believe the Proposal is for a result that is different than that being requested to be put to a vote. The lack of cohesiveness and clarity of the Proposal clearly allows for a variety of interpretations to be drawn. Consequently, if it is difficult for the Company, or even the Proponent or its adviser (Responsible Wealth), to understand what is the purpose of the Proposal imagine the difficulty Household's shareholders will have if they are required to vote on the Proposal. The Staff has permitted the exclusion of shareholder proposals that are inherently so vague it is difficult to determine, with reasonable certainty, what the proposal wants to accomplish. See, Wm. Wrigley, Jr. Company (November 18, 1998); Occidental Petroleum Corporation (February 11, 1991); Hannaford Brothers Company (February 17, 1989). Therefore, since the Proposal is vague and uncertain, it is false and misleading in its entirety and it should be excluded.

Conclusion

*16 Since the Proposal is designed to further a personal interest that is not shared by the other shareholders of Household or deals with matters that relate to Household's ordinary course of business operations and have already been substantially implemented, Household respectfully requests that the Staff agree that it will not recommend any enforcement action to the Commission if the Proposal is, in fact, excluded from Household's Proxy Materials under either Rule 14a-8(i)(4), Rule 14a-8(i)(7) or Rule 14a-8(i)(10). If the Staff is unable to concur with the foregoing conclusion, Household respectfully requests that the Proposal be omitted, if not appropriately modified in a timely manner, in accordance with Rule 14a-8(i)(3) since it is confusing and contains materially false and misleading statements in violation of Rule 14a-9. Pursuant to Rule 14a-8(j), Household, by copy of this letter, is notifying the Northstar Asset Management Inc. and Mr. Scott Klinger, of United for a Fair Economy/Responsible Wealth, of its intention to omit the Proposal from the Proxy Materials.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (847) 564-6150. Please acknowledge receipt of this letter and the enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

John W. Blenke
Vice President-Corporate Law and Assistant Secretary

SEC LETTER

1934 Act / s -- / Rule 14A-8

February
26,
2001
Publicly Available
February
26,
2001

Re. **Household** International, Inc.

Incoming letter dated January 4, **2001**

The proposal requests that the board of directors conduct a special executive compensation review to study ways of linking a portion of executive compensation to successfully addressing the public's concerns about predatory lending practices, and summarize this review in the Compensation Committee's report to shareholders.

We are unable to concur in your view that Household may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal may be materially false or misleading under rule 14a-9. In our view, the discussion that begins "Whereas, while Household ..." and ends "... numbers of executives" must be deleted. Accordingly, we will not recommend enforcement action to the Commission if Household omits only these portions of the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Household may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Household may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that Household may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Household may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

***17** We are unable to concur in your view that Household may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Household may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Keir Devon Gumbs
Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

0ib6166ea92d7a4c2db442fa97d884f819application/pdf19767300.00.0FSEC-NAL-PDF1.402001
WL 238203 (S.E.C. No - Action Letter)
END OF DOCUMENT

2006 WL 721855 (S.E.C. No - Action Letter)

(SEC No-Action Letter)
*1 Bristol-Myers Squibb Company

Publicly Available March 17, 2006

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 17, 2006
Publicly Available March 17, 2006

AMY L. GOODMAN
GIBSON, DUNN & CRUTCHER LLP
1050 CONNECTICUT AVENUE, N.W.
WASHINGTON, DC 20036-5306Re: Bristol-Myers Squibb Company

Incoming letter dated March 7, 2006

Dear Ms. Goodman:

This is in response to your letter dated March 7, 2006 concerning the shareholder proposal submitted to Bristol-Myers by Nick Rossi. We also have received a letter on the proponent's behalf dated March 9, 2006. On February 20, 2006, we issued our response expressing our informal view that Bristol-Myers could not exclude the proposal for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position. Among the differences between the proposal and Bristol-Myers' Recoupment Policy, we particularly note the following - while the proposal requests that, under circumstances specified in the proposal, Bristol-Myers recoup all bonuses and any other awards made to senior executive officers in the event of a restatement of financial results or significant extraordinary write-off, Bristol-Myers' Recoupment Policy would result in recoupment only from those officers who, in the Board's view, engaged in misconduct that caused or partially caused the need for the restatement.

You also requested that the Commission review the Division of Corporation Finance's February 20, 2006 no-action letter. Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission

review of a Division no-action response relating to rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Martin P. Dunn
Acting Director

LETTER TO SEC
March 7, 2006

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549Re: Request for Reconsideration by Bristol-Myers Squibb Company

Stockholder Proposal of Nick Rossi

Securities Exchange Act of 1934--Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of our client Bristol-Myers Squibb Company (the "Company"), we respectfully request that the staff of the Division of Corporation Finance (the "Staff") reconsider its response dated February 20, 2006 (the "Staff Response"), denying the Company no-action relief with respect to a stockholder proposal and a statement in support thereof (the "Proposal") received from Nick Rossi (the "Proponent"), who has appointed Mr. John Chevedden to be his representative for all issues pertaining to the Proposal. The Proponent submitted the Proposal for inclusion in the Company's proxy statement and form of proxy for its 2006 Annual Stockholders Meeting (collectively, the "2006 Proxy Materials"). Should the Staff not reverse its position upon reconsideration, we respectfully request that the Staff refer this matter to the Securities and Exchange Commission (the "Commission") for review pursuant to 17 C.F.R. § 202.1(d), because it involves both "matters of substantial importance" and "novel or highly complex" issues as discussed below.

*2 We believe that Staff reconsideration or Commission reversal of the Staff Response is warranted, because the Board of Directors of the Company (the "Board") has carefully considered and acted favorably upon the Proposal so that there is no need for the Company's stockholders to have to consider the matter. Moreover, the Staff Response narrowly interprets the "substantially implemented" standard in Rule 14a-8(i)(10) in a manner that is inconsistent with the purpose of the Rule.

Thus, we believe that Staff reconsideration or Commission reversal is necessary to avoid abuse of the Rule 14a-8 process.

BACKGROUND

I. The 2005 Proposal

The Company received, from a different proponent, a substantially similar recoupment proposal for inclusion in the 2005 proxy materials (the "2005 Proposal"), which stated:

> RESOLVED: The shareholders of Bristol-Myers Squibb Company ("BMS" or the "Company") request the board of directors to adopt a policy whereby, in the event of a restatement of financial results, the board will review all bonuses and other awards that were made to senior executives on the basis of having met or exceeded performance targets during the period of restatement and will recoup for the benefit of the Company all such bonuses or awards to the extent that these performance targets were not achieved.

The Board, in the exercise of its fiduciary duties, carefully considered the 2005 Proposal and, in March 2005, adopted a policy whereby certain compensation paid to executive officers would be recouped in the event of a restatement of financial results (the "Recoupment Policy"). The Recoupment Policy is as follows:

> It is the Board of Directors' Policy that the Company will, to the extent permitted by governing law, require reimbursement of any bonus paid to executive officers and certain other officers after March 1, 2005 where: a) the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement, b) in the Board's view the executive engaged in misconduct that caused or partially caused the need for the restatement, and c) a lower payment would have been made to the executive based upon the restated financial results. In each such instance, the Company will seek to recover the individual executive's entire annual bonus for the relevant period, plus a reasonable rate of interest.

In adopting the Recoupment Policy, the Board also considered its ability to recoup performance-based compensation under the 2002 Stock Incentive Plan (the "Plan"), the only plan pursuant to which executives receive non-cash performance-based compensation. The Board determined that provisions allowing for contractual forfeiture of non-cash performance-based compensation granted under the Plan agreements provided the Company with the ability to recoup non-cash performance-based compensation to executives to the same extent as the Recoupment Policy provides for recoupment of annual cash bonus awards.

*3 The Company did not submit a no-action request in response to the 2005 Proposal on Rule 14a-8(i)(10) grounds, because the Recoupment Policy was not adopted until March 2005. Thus, the 2005 Proposal was included in the proxy statement for the Company's 2005 Annual Stockholders Meeting. In this regard, it should be noted

that Institutional Shareholder Services ("ISS") recommended in its 2005 Proxy Analysis that its clients vote against the 2005 Proposal, because the Board, through adoption of the Recoupment Policy, had "substantially addressed" it.

II. The Proposal

The Proposal submitted for the Company's 2006 Proxy Materials is substantially similar to the 2005 Proposal. The Proposal is as follows:

> RESOLVED: Recoup Unearned Management Bonuses. Shareholders request our board to adopt a policy in our bylaws if practicable whereby, in the event of a significant restatement of financial results or significant extraordinary write-off, our board will review all bonuses and any other awards that were made to senior executives on the basis of having met or exceeded specific performance targets during the restatement period and will recoup, to the fullest extent practicable, for the benefit of our Company all such bonuses or awards to the extent that the specified performance targets were not achieved.
>
> This would include that all applicable employment agreements and compensation plans adopt enabling or consistent text in an expedited manner as soon as feasibly possible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans.

The Board, in the exercise of its fiduciary duties, thoroughly considered the Proposal and determined that no changes to the Recoupment Policy it adopted in March 2005 were necessary or appropriate.

III. The Company's Request for No-Action Relief and the Staff Response

On December 22, 2005, the Company filed a letter requesting that the Staff concur that the Company could properly omit the Proposal from its 2006 Proxy Materials (the "Company Request"). A copy of the Company Request, including the Proposal, is attached hereto as Exhibit A. The Company Request stated that the Board had previously adopted the Recoupment Policy, which is comparable in all material respects to the Proposal. Further, the Board determined that the provisions allowing for contractual forfeiture of non-cash performance-based compensation granted under the Plan agreements provided the Company with the ability to recoup non-cash performance-based compensation, in addition to recouping annual cash bonus awards under the Recoupment Policy. Accordingly, the Company Request asked the Staff to concur that the Proposal was excludable pursuant to Rule 14a-8(i)(10).

On February 20, 2006, the Staff issued its response to the Company Request, noting that "[w]e are unable to concur in your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(10)." The Staff Response did not include any explanation.

ANALYSIS

*4 The Staff Response denying no-action relief with respect to the Proposal is inconsistent with the purpose of Rule 14a-8(i)(10). The purpose of this exclusion, as articulated by the Commission, is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 12,598 (July 7, 1976) (hereinafter, "The 1976 Release"). In this regard, the Board considered the Proposal and determined that, through its prior adoption of the Recoupment Policy and the existing forfeiture provisions in the Plan agreements, the Proposal had been substantially implemented. As such, it would be a waste of time and Company resources for the Company's stockholders to have to consider the matter.

The Commission has stated that in order for a proposal to be excluded under Rule 14a-8(i)(10), the proposal need not be implemented in full or precisely as presented. *See Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20,091, at § II.E.5. (Aug. 16, 1983) (hereinafter, "The 1983 Release"). Rather, "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures *compare favorably* with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991) (emphasis added). *See, e.g., Intel Corp.* (avail. Mar. 11, 2003) (concurring that a proposal requesting that Intel's board submit to a stockholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy that excepted certain awards from the policy); *Nordstrom, Inc.* (avail. Feb. 8, 1995) (concurring that a proposal requesting a report to stockholders on Nordstrom's relationship with suppliers and a commitment to regular inspections was substantially implemented by existing company guidelines and a press release, even though the guidelines did not commit the company to conduct regular or random inspections to ensure compliance).

As noted above, the Proposal requests that the Board adopt a policy whereby the Board will recoup bonuses and other performance-based awards made to senior executives, in the event of a significant restatement of financial results or significant extraordinary write-off, to the extent that specified performance targets are not achieved. The Recoupment Policy compares favorably tc the Proposal because both the Recoupment Policy and the Proposal apply in the event of a restatement of financial results and require reimbursement, to the extent permitted by governing law, of bonuses awarded to executive officers predicated upon the achievement of certain financial results during the time period(s) restated. As more fully described in our previous submission, attached hereto as Exhibit A, we believe that the Recoupment Policy achieves the essential objectives of the Proposal, and the differences between the Recoupment Policy and the Proposal should not stand in the way of the Staff finding that the Company has substantially implemented the Pro-

ponent's request. First, the Recoupment Policy applies only in the event of a restatement, rather than in the event of a restatement or a "significant extraordinary write-off." The Board determined that the Proposal would be unworkable in the event of a "significant extraordinary write-off" because there is no correlation between such a write-off and a period of restatement, such that the Company would be unable to determine how long preceding a significant extraordinary write-off the Proponent expects the Company to recoup certain compensation. Second, the Recoupment Policy contains a standard pursuant to which the Board has the discretion to determine whether an executive was at least partially responsible for the need for the restatement. The Board believed that such a standard is necessary to avoid the unintended effect of placing the Company at a competitive disadvantage in recruiting critical executive talent. Third, the Recoupment Policy is included in the Additional Policies and Guidelines of the Company's Corporate Governance Guidelines, whereas the Proposal requests that the policy be adopted in the Company's Bylaws "if practicable." It is our belief that this variation is not a legitimate basis for distinguishing the Company Policy from the Proposal, because (i) the Commission and Staff have both recognized that proposals can be "substantially implemented" by means other than those requested by the proponent, and (ii) the Proposal itself reflects the fact that having a policy set forth in the Company's Bylaws is not an essential element of the Proposal, but need only be effected "if practicable."

*5 Commission statements and Staff precedent under Rule 14a-8(i)(10) confirm that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. For example, when it initially adopted the predecessor of Rule 14a-8(i)(10), the Commission specifically determined not to require that a proposal be implemented "by action of management," observing, "it was brought to the attention of the Commission by several commentators that mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening corporate events." *Adoption of Amendments Relating to Proposals by Security Holders*, Exchange Act Release No. 19,771 (Nov. 22, 1976). The focus of Rule 14a-8(i)(10) is whether "particular policies, practices and procedures compare favorably" with those requested under the proposal. *Texaco, Inc.* (avail. Mar. 28, 1991). *See* ***Intel Corp.*** **(avail Feb. 14, 2005)** (concurring that a proposal requesting that Intel "establish a policy" of expensing all future stock options was substantially implemented through FASB's adoption of Statement 123(R), requiring the expensing of stock options).

Further, the Proposal itself recognizes that implementation through the Bylaws is not a critical element of the Proposal, but need only be effected "if practicable." This language clearly permits the Company to determine the best means to implement the Proposal, clarifying that the goal of the Proposal is the adoption of a policy whereby performance-based compensation will be recouped by the Company, in the event of a restatement, if specified performance targets are not met.

Given this flexibility in the Proposal's language, and the Company's determination that the most readily available means to implement the Proposal is through the Recoupment Policy, we believe that it would not be appropriate, and would be inconsistent with the purpose of Rule 14a-8(i)(10), if the Commission concluded that the manner in which the Proposal was implemented was determinative of whether the Company "substantially implemented" the Proposal.

Thus, to avoid having the Company's stockholders consider a matter that the Board has already acted favorably upon by adopting the Recoupment Policy, the Proposal should be excluded as substantially implemented pursuant to Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff reconsider its position set forth in the Staff Response and concur that it will take no action if the Company excludes the Proposal from its 2006 Proxy Materials. Alternatively, should the Staff not reverse its position as stated in the Staff Response, we respectfully request that the Staff forward this matter to the Commission for review pursuant to 17 C.F.R. § 202.1(d) because it involves both "matters of substantial importance" and "novel or highly complex" issues for the reasons set forth above. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. As the Company will begin printing its 2006 Proxy Materials on March 17, 2006, we respectfully request that we be notified of the Commission's decision prior to that date.

***6** If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202) 955-8653 or Sandra Leung, the Company's Vice President and Secretary, at (212) 546-4260.

Very truly yours,

Amy L. Goodman
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500

EXHIBIT A

ENCLOSURE

December 22, 2005

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549Re: Stockholder Proposal of Nick Rossi

Securities Exchange Act of 1934--Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Bristol-Myers Squibb Company (the "Company" or "Bristol-Myers") intends to omit from its proxy statement and form of proxy for its 2006 Annual Stockholders Meeting (collectively, the "2006 Proxy Materials"), a stockholder proposal (the "Proposal") and statement in support thereof submitted by Nick Rossi (the "Proponent"), who appointed John Chevedden to be his representative for all issues pertaining to the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of Bristol-Myers' intention to omit the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Bristol-Myers files its definitive 2006 Proxy Materials with the Commission. Bristol-Myers hereby agrees to forward promptly to the Proponent any response from the staff of the Division of Corporation Finance (the "Staff") to this no-action request that the Staff transmits by facsimile to Bristol-Myers only.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. We believe that the Proposal may be properly excluded from the 2006 Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because Bristol-Myers has substantially implemented the Proposal;
- Rule 14a-8(i)(3) because the Proposal is vague and indefinite in violation of the proxy rules; and
- Rule 14a-8(i)(6) because Bristol-Myers lacks the power or authority to implement the Proposal.

THE PROPOSAL

The Proposal requests that the Board adopt a policy, in the Company's bylaws if practicable, "whereby, in the event of a significant restatement of financial results or significant extraordinary write-off, our board will review all bonuses and any other awards that were made to senior executives on the basis of having met or exceeded specific performance targets during the restatement period and will recoup, to the fullest extent practicable, for the benefit of our Company all such bonuses or awards to the extent that the specified performance targets were not achieved. This would include that all applicable employment agreements and compensation plans adopt enabling or consistent text in an expedited manner as soon

as feasibly possible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans."

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because Bristol-Myers Has Substantially Implemented The Proposal.

A. Background

*7 Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules reaffirmed this position when the current Rule 14a-8(i)(10) was put in place. See *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (noting that the revisions to Rule 14a-8(i)(10) reflect the "substantially implemented" interpretation adopted in 1983). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a stockholder proposal need be only "substantially implemented," not implemented exactly as proposed.

The Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. March 28, 1991). In other words, Rule 14a-8(i)(10) permits exclusion of a stockholder proposal when a company has implemented the *essential objective* of the proposal, even when the manner by which a company implements a proposal does not precisely correspond to the actions sought by a stockholder proponent. *See* the 1983 Release; *ConAgra Foods, Inc.* (avail. June 20, 2005); *The Talbots, Inc.* (avail. April 5, 2002); and *Erie Indemnity Company* (avail. March 15,

1999).

B. Bristol-Myers' Recoupment Policy and Plan Agreements

On March 1, 2005, the Bristol-Myers Board of Directors (the "Board") adopted a policy (the "Recoupment Policy"), which provides for recoupment of annual bonus awards. In particular, the Recoupment Policy provides:

> It is the Board of Directors' Policy that the Company will, to the extent permitted by governing law, require reimbursement of any bonus paid to executive officers and certain other officers after March 1, 2005 where: a) the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement, b) in the Board's view the executive engaged in misconduct that caused or partially caused the need for the restatement, and c) a lower payment would have been made to the executive based upon the restated financial results. In each such instance, the Company will seek to recover the individual executive's entire annual bonus for the relevant period, plus a reasonable rate of interest.

*8 Moreover, in adopting the Recoupment Policy, the Board considered its ability to recoup performance-based compensation under the 2002 Stock Incentive Plan (the "Plan"), the only plan pursuant to which executives may receive non-cash performance-based compensation. Non-cash based performance compensation is granted to executives under this Plan pursuant to the Long-Term Performance Strategic Execution Award Agreement and the Nonqualified Stock Option Agreement, which are attached to this letter as Exhibit B and Exhibit C, respectively (collectively, the "Plan Agreements"). Under the Plan Agreements, non-cash performance based compensation may be recouped in the event that an executive "engage[s] in any activity that is harmful to the interests of the company, including, without limitation, any conduct" during the term of the executive's employment "that violates the company's Standards of Business Conduct and Ethics, securities trading policy and other policies." The Board determined that provisions allowing for contractual forfeiture of non-cash performance-based compensation granted under the Plan Agreements provided the Company with the ability to recoup non-cash performance-based compensation to executives to the same extent as the Recoupment Policy provides for recoupment of annual cash bonus awards.

We believe that the Recoupment Policy adopted by the Board, together with the forfeiture provision in the Plan Agreements, compare favorably to the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal may be properly omitted from the 2006 Proxy Materials.

C. Analysis

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company "has already substantially implemented the proposal." The Commission has stated that in order for a proposal to be omitted under this rule, the proposal

need not be implemented in full or precisely as presented. *See* the 1983 Release. Rather, "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures *compare favorably* with the guidelines of the proposal." *Texaco, Inc.* (avail. March 28, 1991) (emphasis added); *see, e.g., Intel Corp.* (avail. March 11, 2003) (concurring that a proposal requesting that Intel's board submit to a stockholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy that excepted certain awards from the policy); *Nordstrom, Inc.* (avail. Feb. 8, 1995) (concurring that a proposal requesting a report to stockholders on Nordstrom's relationship with suppliers and a commitment to regular inspections was substantially implemented by existing company guidelines and a press release, even though the guidelines did not commit the company to conduct regular or random inspections to ensure compliance).

*9 As noted above, the Proposal requests that the Bristol-Myers Board adopt a policy whereby the Board will (1) in the event of a significant restatement of financial results or significant extraordinary write-off, (2) review all bonuses and any other performance-based compensation made to senior executives during the period of the restatement, (3) recoup, for the benefit of the Company, all such bonuses or awards to the extent that the performance targets were not achieved, while (4) maintaining the Board's judgment to craft the requested policy in accordance with applicable laws and existing contracts and pay plans. The Recoupment Policy compares favorably to the Proposal because both the Recoupment Policy and the Proposal apply in the event of a restatement of financial results and require reimbursement, to the extent permitted by governing law, of bonuses awarded to executive officers predicated upon the achievement of certain financial results during the time period(s) restated.

The Recoupment Policy applies to any bonus payments made to an executive officer where "the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement." Thus, under the Recoupment Policy, there is no requirement of a *significant* restatement as requested in the Proposal. The Recoupment Policy, however, does not apply in the event of a "significant extraordinary write-off." We believe that this aspect of the Proposal is excludable pursuant to Rules 14a-8(i)(3) and (6), as set forth below in Sections II and III. In any event, we believe that even without the reference to "significant extraordinary write-off," the Recoupment Policy compares favorably to the Proposal.

Under the Recoupment Policy, Bristol-Myers will "require reimbursement of any bonus" paid to its executive officers. The Recoupment Policy encompasses cash bonuses awarded under the Executive Performance Incentive Plan. This is the only performance-based cash compensation plan that Bristol-Myers currently maintains. In addition to the annual cash bonuses that may be recouped under the Recoupment Policy, the Company's non-cash performance-based awards granted under the 2002

Stock Incentive Plan may be recouped pursuant to the forfeiture provision in each executive's Plan Agreement. The non-cash performance-based compensation granted under the Plan constitutes the only non-cash performance-based compensation granted to executives. Therefore, the Proposal's essential objective of recouping "all bonuses and any other awards" made on the basis of meeting specific performance targets is accomplished through the Recoupment Policy and the forfeiture provisions in the Plan Agreements.

The Recoupment Policy requires recoupment of the entire annual cash bonus of the "executive officer" *plus* a reasonable rate of interest. The Recoupment Policy applies to executive officers, who are the Company's "senior executives." In addition, this provision of the Recoupment Policy extends beyond the Proposal, as the Proposal seeks only to recoup executive officers' bonuses or awards and makes no mention of interest.

***10** The Recoupment Policy provides that the Board will require reimbursement of annual bonuses from executive officers who, in the Board's view, "engaged in misconduct that caused or partially caused the need for the restatement." The Board also will determine whether the bonus payments would have been lower had they been calculated based on the restated results. This is consistent with the discretion granted to the Board in the Proposal, which provides that the judgment of the Board may be used in crafting a recoupment policy "in accordance with applicable laws and existing contracts and pay plans."

Accordingly, we believe that Bristol-Myers' Recoupment Policy, together with the forfeiture provisions in the Plan Agreements, compare favorably to, and address the essential objective of, the Proposal, and, accordingly, the Proposal may be excluded pursuant to Rule 14a-8(i)(10).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Vague And Indefinite In Violation Of The Proxy Rules.

A stockholder proposal that is overly vague may be omitted from a company's proxy materials under Rule 14a-8(i)(3) as materially false and misleading. In Staff Legal Bulletin 14B (September 15, 2004) ("SLB 14B"), the Staff explained that exclusion or modification of a proposal under Rule 14a-8(i)(3) may be appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. March 12, 1991). We believe that the Proposal is impermissibly vague and indefinite, and therefore, ex-

cludable under Rule 14a-8(i)(3) as a result of the Proposal's references to Bristol-Myers recouping compensation paid during a "restatement period" in the event of a "significant extraordinary write-off."

The Proposal states that Bristol-Myers should adopt a policy so that, in the event of a "significant extraordinary write-off," the Company will "recoup" certain compensation paid during the "restatement period." There is no correlation between a "significant extraordinary write-off" and a restatement. Thus, Bristol-Myers and its stockholders cannot determine the period of time for which the Company is supposed to "recoup" compensation in the event of a "significant extraordinary write-off." There is a long line of precedent where the Staff has concurred that stockholder proposals concerning executive compensation could be excluded under Rule 14a-8(i)(3) where aspects of the proposals created ambiguities that resulted in the proposals being vague or indefinite. For example, in *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004), the Staff concurred that the company could exclude as vague and indefinite a proposal requesting that stock options be "expensed in accordance with FASB guidelines," because FASB permits two methods of expensing stock-based compensation. In *Woodward Governor Co.* (avail. Nov. 26, 2003), the Staff concurred with exclusion under Rule 14a-8(i)(3) of a proposal requesting that "compensation" for the "executives in the upper management (that being plant managers to board members)" be based on stock growth, because the proposal did not clearly explain how the executives would be compensated "based on stock growth." The Proposal's reference to a "restatement period" (as it relates to a "significant extraordinary write-off") is similarly vague and indefinite, therefore, the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

III. Bristol-Myers Lacks The Power Or Authority To Implement The Proposal Under Rule 14a-8(i)(6).

***11** Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." *See, e.g., Catellus Development Corp.* (avail. March 3, 2005); *AT&T Corp.* (avail. March 10, 2002); *The Boeing Company* (avail. Feb. 22, 1999). Bristol-Myers lacks the power to implement the Proposal because the Proposal is unworkable in the event of a "significant extraordinary write-off." Specifically, the Proposal asks that, in the event of a significant extraordinary write-off, the Board review bonuses and other awards based on achieving performance targets during the "restatement period." There is no correlation between a "significant extraordinary write-off" and a restatement. Bristol-Myers would be unable to determine how long preceding a "significant extraordinary write-off" the Proposal expects the Company to recoup certain compensation. Thus, the Proposal is excludable under Rule 14a-8(i)(6), because Bristol-Myers lacks the power to implement the Proposal.

CONCLUSION

Based upon the foregoing analysis, Bristol-Myers respectfully requests that the

Staff concur that it will take no action if Bristol-Myers excludes the Proposal from its 2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 546-4260.

Sincerely,

Sandra Leung
Vice President & Secretary

ENCLOSURE

"EXHIBIT A"

October 5, 2005

PROF. PETER R. DOLAN
CHAIRMAN
BRISTOL-MYERS SQUIBB COMPANY (BMY)
345 PARK AVE
NEW YORK NY 10154Dear Prof. Dolan,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Ross

[November 19, 2005]

3 - Recoup Unearned Management Bonuses

RESOLVED: Recoup Unearned Management Bonuses. Shareholders request our board to adopt a policy in our bylaws if practicable whereby, in the event of a significant restatement of financial results or significant extraordinary write-off, our board will review all bonuses and any other awards that were made to senior executives on the basis of having met or exceeded specific performance targets during the restatement period and will recoup, to the fullest extent practicable, for the benefit of our Company all such bonuses or awards to the extent that the specified performance targets were not achieved.

***12** This would include that all applicable employment agreements and compensation plans adopt enabling or consistent text in an expedited manner as soon as feasibly possible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans.

The need for this proposal is highlighted by our company announcing in June 2005 that it settled the U.S. Attorney's investigation regarding questionable wholesaler inventory and accounting, in a Deferred Prosecution Agreement. The government will not pursue its criminal complaint if it is satisfied after two years that our company has complied with the terms of the Agreement. Under the Agreement, our company will make an additional $300 million payment to the shareholder fund previously established in connection with the company's settlement with the Securities and Exchange Commission (SEC) announced in August 2004. As a result, our company will record an additional $249 million reserve.

To our Board's credit our Board has shown that it can act to improve our corporate governance. For instance, our Board filed our company's revised Charter with the SEC on August 3, 2005. This reflected the declassification of our board and removed several supermajority provisions as approved by stockholders on May 3, 2005. I believe that this proposal, Recoup Unearned Management Bonuses, is a further step in improving our corporate governance.

Similar to Proposal Voted at Computer Associates

This proposal is similar to the proposal voted at the Computer Associates (CA) August 2004 annual meeting. In October 2003 Computer Associates announced that it had inflated revenues in the fiscal year ending March 31, 2000 by reporting revenue from contracts before they had been signed.

Bonuses for senior executives that year were based on income exceeding goals. Sanjay Kumar, then CEO, received a $3.2 million bonus based on Computer Associates' supposedly superior performance. Mr. Kumar did not offer to return his bonuses based on discredited earnings.

There is no excuse for over-compensation based on discredited earnings at any com-

pany. This proposal will give shareholders more options if we find ourselves in a situation similar to the Computer Associates scenario. If it appears that our Company reported erroneous results that must be negatively restated, then our board should be enabled by adoption of this proposal to recoup executive pay that was not earned or deserved.

Recoup Unearned Management Bonuses

Yes on 3

Notes:

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

"EXHIBIT B"

LONG-TERM PERFORMANCE STRATEGIC EXECUTION AWARD AGREEMENT UNDER THE BRISTOL-MYERS SQUIBB COMPANY 2002 STOCK INCENTIVE PLAN

Target Number of Shares:

Performance Period: January 1, 2005 to December 31, 2007

1. PERFORMANCE SHARE AWARD

***13** Under the terms of the Bristol-Myers Squibb Company 2002 Stock Incentive Plan (the "Plan") the Compensation and Management Development Committee of the Board of Directors of Bristol-Myers Squibb Company (the "Committee") has granted to the Award Recipient a target number of performance shares as designated herein subject to the terms, conditions and restrictions set forth in this Agreement.

2. CONSIDERATION

Each participant, as consideration for the Award of performance shares, shall remain in the continuous employ of the company or of one of its Subsidiaries or Affiliates for at least one year or such lesser period as the Committee shall so determine in its sole discretion after the date of the making of such Award, and no Award shall be payable until after the completion of such one year or lesser period of employment by the participant.

3. PERFORMANCE PERIOD AND PERFORMANCE MEASURES

The Performance Period for this Award shall be January 1, 2005 to December 31, 2007. The performance measures for this Award will be Earnings Per Share ("EPS") and total company Sales growth. Each measure will be weighted equally. The cumulative EPS target for the three-year Performance Period will be $ and the cumulative sales goal will be $ (in millions). The cumulative target EPS and Sales goals as well as the payout schedule are set forth in detail in Chart A. If the cumulative EPS and Sales goals fall below the threshold set forth in Chart A, no payout will be made for the 2005-2007 performance cycle. The final payout will also be modified by a multiplier of 85% to 115% determined by the company's Total Shareholder Return relative to its peer companies as set forth in Chart B.

4. DETERMINATION AND PAYMENT OF PERFORMANCE SHARES EARNED

As soon as practicable after the end of the Performance Period, the Committee shall determine the extent to which

Awards have been earned on the basis of the company's actual performance in relation to the established performance objectives as set forth herein and in Charts A and B and shall certify these results in writing. As promptly as practicable after it has determined that an amount is payable or should be distributed in respect of the Award, the Committee shall cause the Award to be paid or distributed to the Award Recipient or the Award Recipient's beneficiaries, as the case may be, in the Committee's discretion, either entirely in cash, entirely in Common Stock or partially in cash and partially in Common Stock.

In making the payment of an Award in cash hereunder, the cash equivalent of such Performance Shares shall be determined by the Fair Market Value of Bristol-Myers Squibb Common Stock on the day the Committee approves the payment. All determinations as to whether a payment should be made are in the sole discretion of the Committee. The Committee may determine not to make a payment to any participant if such participant acts in a manner which is detrimental to the company's interests in the Committee's sole judgement. All determinations of the Committee shall be final and binding.

5. NONTRANSFERABILITY OF AWARDS AND DESIGNATION OF BENEFICIARY

*14 No Award under this Agreement shall be transferable other than by will or by the laws of descent and distribution, except that the Award Recipient may designate a beneficiary pursuant to the provisions hereof on the Designation of Beneficiary form provided herewith.

If the Award Recipient and/or his/her beneficiary shall attempt to assign his/her rights under this Agreement in violation of the provisions herein, the company's obligation to make any further payments shall terminate.

If no designated beneficiary is living on the date on which any payment becomes payable to the Award Recipient, or if no beneficiary has been specified, such payment will be payable to the person or persons in the first of the following classes of successive preference:

(i) Widow or widower, if then living,
(ii) Surviving children, equally,
(iii) Surviving parents, equally,
(iv) Surviving brothers and sisters, equally,
(v) Executors or administrators

and the term "beneficiary" as used in this Agreement shall include such person or persons.

6. RETIREMENT AND TERMINATION OF EMPLOYMENT OTHER THAN BY DEATH OR DISABILITY

(a) In the event of the Award Recipient's Retirement, as defined by the Bristol-Myers Squibb 2002 Stock Incentive Plan, prior to the end of the Performance Period but after the Award Recipient has satisfied the one year employment requirement of Section 2 of this Agreement, the Award Recipient and his/her beneficiary shall be entitled to a payment of such Award at the end of the Performance Period, pursuant to the terms of this Agreement provided, however, that the Award Recipient shall be deemed to have earned that proportion (to the nearest whole share) of the value of the performance shares granted to him/her under this Agreement as the number of months of the Performance Period which have elapsed since the first day of the calendar year in which the Award was made to the end of the month in which his/her Retirement occurs, bears to the total number of months in the Performance Period, subject to the attainment of performance objectives associated with this Award as certified by the Committee. The Award Recipient's right to receive any remaining performance shares shall be canceled and forfeited.

(b) In the event an Award Recipient's employment with the company terminates for a Qualifying Reason as defined by the Bristol-Myers Squibb 2002 Stock Incentive Plan during the three (3) year period following a Change in Control of

the company (as defined by the Bristol-Myers Squibb 2002 Stock Incentive Plan), the Award Recipient will receive an amount equal to the pro-rata portion of the Award, including those awards outstanding less than one year, calculated assuming that any performance goal or measurement will have been achieved (for the entire performance period) at a level which is the greater of the target level or the level of achievement that, for the accounting period including the date of the notice of termination, was deemed to be probable or expected for purposes of accruing accounting expense in connection with like awards, provided, however, any additional forfeiture conditions in the nature of a "clawback" contained in Section 10 of this Agreement shall continue to apply to any payment. The Award Recipient shall be deemed to have earned that pro-rata portion (to the nearest whole share) of the value of the performance shares granted to him/her under this Agreement as the number of months of the Performance Period which have elapsed since the first day of the calendar year in which the Award was made to the date of termination, bears to the total number of months in the Performance Period.

*15 (c) If the Award Recipient's employment with the company terminates for any reason other than retirement, death or disability or a Qualifying Termination following a Change in Control prior to the end of the Performance Period, performance shares granted herein shall be canceled, forfeited and surrendered and the Award Recipient shall have no right to any portion of the Award made in this Agreement.

7. DISABILITY OF PARTICIPANT

In the event the Award Recipient becomes Disabled as defined by the Bristol-Myers Squibb 2002 Stock Incentive Plan he/she shall be deemed to have suspended active employment by reason of Disability commencing on the date he/she becomes entitled to receive payments under a disability pay plan of the company or any Subsidiary or Affiliate and continuing until the date he/she is no longer entitled to receive such payments. In the event the Award Recipient becomes Disabled during the Performance Period but only if he/she has satisfied the one year employment requirement of Section 2 of this Agreement, upon the determination by the Committee of the extent to which the Award has been earned the Award Recipient shall be deemed to have earned that proportion (to the nearest whole share) of the value of the performance shares granted to him/her under this Agreement as the number of months of the Performance Period which have elapsed since the first day of the calendar year in which the Award was made to the end of the month in which his/her Disability occurs, bears to the total number of months in the Performance Period, subject to the attainment of performance objectives associated with this Award as certified by the Committee. The Award Recipient's right to receive any remaining performance shares shall be canceled and forfeited.

8. DEATH OF PARTICIPANT

In the event of the Award Recipient's death prior to the end of the Performance Period after he/she has satisfied the one year employment requirement, the Award Recipient's beneficiary shall be entitled to a payment of such Award upon the end of the Performance Period, pursuant to the terms of this Agreement, provided, however, that he/she shall be deemed to have earned that proportion (to the nearest whole share) of the value of the performance shares granted to him/her under this Agreement as the number of months of the Performance Period which have elapsed since the first day of the calendar year in which the Award was made to the end of the month in which his/her death occurs, bears to the total number of months in the Performance Period. The Award Recipient's right to receive any remaining performance shares shall be canceled and forfeited.

9. TAXES

At such time as the company is required to withhold taxes with respect to the Award covered hereby, or at an earlier date as determined by the company, the Award Recipient shall make remittance to the company of an amount sufficient to

cover such taxes or make such other arrangement regarding payments of such taxes as are satisfactory to the Committee. The company and its subsidiaries shall, to the extent permitted by law, have the right to deduct such amount from any payment of any kind otherwise due to the Award Recipient.

10. FORFEITURE IN THE EVENT OF COMPETITION AND/OR SOLICITATION OR OTHER DETRIMENTAL ACTS.

*16 You acknowledge that your continued employment with the company and the Long-Term Performance Award are sufficient consideration for this Agreement, including, without limitation, the restrictions imposed upon you by paragraph 10.

a) By accepting this Long-Term Performance Award, you expressly agree and covenant that during the Restricted Period (as defined below), you shall not, without the prior consent of the company, directly or indirectly:

i) own or have any financial interest in a Competitive Business (as defined below), except that nothing in this clause shall prevent you from owning one per cent or less of the outstanding securities of any entity whose securities are traded on a U.S. national securities exchange (including NASDAQ) or an equivalent foreign exchange;

ii) be actively connected with a Competitive Business by managing, operating, controlling, being an employee or consultant of (or accepting an offer to be an employee or consultant of) or otherwise advising or assisting, a Competitive Business;

iii) take any action that might divert any opportunity from the company or any of its affiliates, successors or assigns (the "Related Parties") that is within the scope of the present or future operations or business of any Related Parties;

iv) employ, solicit for employment, advise or recommend to any other person that they employ or solicit for employment or form an association with any person who is employed by the company or who has been employed by the company within one year of the date of the termination of your employment with the company;

v) contact, call upon or solicit any customer of the company, or attempt to divert or take away from the company the business of any of its customers;

vi) contact, call upon or solicit any prospective customer of the company that you became aware of or were introduced to in the course of your duties for the company, or otherwise divert or take away from the company the business of any prospective customer of the company; or

vii) engage in any activity that is harmful to the interests of the company, including, without limitation, any conduct during the term of your employment that violates the company's Standards of Business Conduct and Ethics, securities trading policy and other policies.

b) Forfeiture. If the company determines that you have violated any provisions of paragraph 10(a) above during the Restricted Period, then you agree and covenant that:

i) any portion of the Long-Term Performance Award that has not been paid to you as of the date of such determination shall be immediately rescinded;

ii) you shall automatically forfeit any rights you may have with respect to the Long-Term Performance Award as of the date of such determination; and

iii) if you have received any award or portion of award under the terms of this agreement within the twelve-month period immediately preceding a violation of paragraph 10(a) above (or following the date of any such violation), upon the company's demand, you shall immediately deliver to it a certificate or certificates for shares of the company's Common Stock equal to the number of shares paid to you under this Long-Term Performance Award Agreement if such payment was made in shares or equal to the value paid to you as an award under the terms of this agreement if such payment was made in cash.

*17 iv) The foregoing remedies set forth in paragraph 10(b) shall not be the company's exclusive remedies. The company reserves all other rights and remedies available to it at law or in equity.

c) Definitions. For purposes of this paragraph 10, the following definitions shall apply:

i) The company directly advertises and solicits business from customers wherever they may be found and its business is thus worldwide in scope. Therefore, "Competitive Business" means any person or entity that engages in any business activity that competes with the company's business in any way, in any geographic area in which the company engages in business, including, without limitation, any state in the United States in which the company sells or offers to sell its products from time to time.

ii) "Restricted Period" means the period during which you are employed by the company and twelve months following the date that you cease to be employed by the company for any reason whatsoever.

d) Severability. You acknowledge and agree that the period, scope and geographic areas of restriction imposed upon you by the provisions of paragraph 10 are fair and reasonable and are reasonably required for the protection of the company. In the event that any part of this Agreement, including, without limitation, paragraph 10, is held to be unenforceable or invalid, the remaining parts of paragraph 10 and this Agreement shall nevertheless continue to be valid and enforceable as though the invalid portions were not a part of this Agreement. If any one of the provisions in paragraph 10 is held to be excessively broad as to period, scope and geographic areas, any such provision shall be construed by limiting it to the extent necessary to be enforceable under applicable law.

e) Extension of Restrictions Upon Violation. If you violate any provision of paragraph 10 during the twelve months following the date you cease to be employed by the company, the Restricted Period shall be extended for a period of twelve months from the date of your last violation.

f) Injunctive Remedies. You acknowledge that the restrictions contained in this Agreement are reasonably necessary to protect the legitimate business interests of the company, and that any violation of any such restrictions will result in immediate and irreparable injury to the company for which monetary damages will not be an adequate remedy. You further acknowledge that if any such restriction is violated, the company will be entitled to immediate relief enjoining such violation (including, without limitation, temporary and permanent injunctions, a decree for specific performance and an equitable accounting of earnings, profits and other benefits arising from such violation) in any court or before any judicial body having jurisdiction over such claim, without the necessity of showing any actual damage or posting any bond or furnishing any other security. You also agree that any request for such relief by the company shall be in addition to and without prejudice to any claim for monetary damages that the company may elect to assert.

*18 g) Expenses of Enforcement. If you violate this Agreement, you shall pay the company for any and all costs, fees (including, without limitation, attorneys' fees), expenses and disbursements of the company in connection with the enforcement by the company of this Agreement.

11. EFFECT ON OTHER BENEFITS

In no event shall the value, at any time, of the shares covered by this Agreement or any other payment under this Agreement be included as compensation or earnings for purposes of any other compensation, retirement, or benefit plan offered to employees of the company unless otherwise specifically provided for in such plan.

12. RIGHT TO CONTINUED EMPLOYMENT

Nothing in this Agreement shall confer on the Award Recipient any right to continue in the employ of the company or any subsidiary or any specific position or level of employment with the company or any subsidiary or affect in any way the right of the company or any subsidiary to terminate the Award Recipient's employment without prior notice at any time for any reason or no reason.

13. ADMINISTRATION

The Committee shall have full authority and discretion, subject only to the express terms of the 2002 Bristol-Myers Squibb Stock Incentive Plan, to decide all matters relating to the administration and interpretation of the Plan and this Agreement and all such Committee determinations shall be final, conclusive, and binding upon the company, the Award Recipient, and all interested parties.

14. AMENDMENT

This Agreement shall be subject to the terms of the Plan, as amended from time to time, except that the Award which is the subject of this Agreement may not be adversely affected by any amendment or termination of the Plan approved after the Award Date without the Award Recipient's written consent.

15. SEVERABILITY AND VALIDITY

The various provisions of this Agreement are severable and any determination of invalidity or unenforceability of any one provision shall have no effect on the remaining provisions.

16. GOVERNING LAW

This Agreement shall be governed by the substantive laws (but not the choice of law rules) of the State of New York.

17. SUCCESSORS

This Agreement shall be binding upon and inure to the benefit of the successors, assigns, and heirs of the respective parties.

18. DATA PRIVACY

By entering into this agreement, you (a) authorize the company and any agent of the company administering the Plan or providing Plan recordkeeping services, to disclose to the company or any of its subsidiaries such information and data as the company or any such subsidiary shall request in order to facilitate the grant of performance shares and the administration of the Plan; (b) waive any data privacy rights you may have with respect to such information; and (c) authorize the company to store and transmit such information in electronic form.

19. ENTIRE AGREEMENT AND NO ORAL MODIFICATION OR WAIVER

***19** This Agreement contains the entire understanding of the parties. This Agreement shall not be modified or amended except in writing duly signed by the parties. Any waiver or any right or failure to perform under this Agreement shall be in writing signed by the party granting the waiver and shall not be deemed a waiver of any subsequent failure to perform.

For the Company

Signature: ??

Date: March 7, 2005

I have read this agreement in its entirety. My signature below indicates my agreement to all the terms, restrictions and conditions set forth in the agreement.

Award Recipient

Print Name Here: ______________________________

Sign Here: ______________________________

Date: ______________________________

"EXHIBIT C"

2002 STOCK INCENTIVE PLAN

NONQUALIFIED STOCK OPTION AGREEMENT

Bristol-Myers Squibb Company (the "Company") has granted you an option to purchase a number of shares of the Common Stock of Bristol-Myers Squibb Company, (the "Option"), at the specified price set forth in the above Grant Summary. The Expiration Date of the grant is set forth above. This grant is subject in all respects to the terms, definitions and provisions of the Bristol-Myers Squibb Company 2002 Stock Incentive Plan (the "Plan") adopted by the Company.

This Option is granted upon and subject to the following terms and conditions:

1. Vesting Schedule and Exercise Threshold. You must remain in the continuous employment of the Company or one of its subsidiaries (the "Company") for a period of one-year following the date of this grant before you are permitted to exercise any portion of the Option. Thereafter, except as specifically set forth below, this Option may be exercised in the following manner: (a) only to the extent of 25 percent of the number of shares to which this Option applies on or after the first anniversary and prior to the second anniversary of the date of grant hereof; (b) only to the extent of 50 percent of the number of shares to which this Option applies on or after the second anniversary and prior to the third anniversary of the date of grant hereof; and (c) only to the extent of 75 percent of the number of shares to which this Option applies on or after the third anniversary and prior to the fourth anniversary of the??ate of grant hereof.

These provisions do not apply if you (a) are 60 years old; (b) die while employed by the Company; (c) retire; or (d) cease to be employed by the Company (i) on or after your 65th birthday, (ii) after your 55th birthday and you have completed 10 years of service, (iii) on or after the date the sum of the your age plus years of service, when rounded up to the next highest number, equals at least 70 and you have completed ten years of service with the Company and your employment terminates for any reason other than death, resignation, willful misconduct, or activity deemed detrimental to the interest of the Company, or (iv) for any reason other than death, resignation, willful misconduct, or activity deemed detrimental to the interest of the Company. If you terminate from the Company under clause (d)(iii) or (d)(iv), you must sign a General Release and, where applicable, a non-solicitation and/or non-compete agreement with the Company for these provisions to be inapplicable.

***20** In addition to the vesting provisions stated above, 100% of the Option award is subject to a price appreciation exercise threshold. The Option may only be exercised once the Company's common stock achieves a closing price of $29.27 and remains at or above that closing price for seven (7) consecutive trading days during the first eight years of the Option term. This price appreciation exercise threshold shall not apply for the last two years of the Option term or in the case of the death of the Optionee.

2. Option Exercise and Payment. To exercise the Option, in whole or in part, you must notify the Company's designated broker/agent in a manner designated by the Plan Administrator. This notification will be effective upon receipt by the Company's designated broker/agent and must be received on or before the specified Expiration Date. If the specified Expiration Date falls on a day that is not a regular business day at the Company's executive office in New

York City or broker/agent's office, then the exercise notification must be received on or before the last regular business day prior to the Expiration date.

Payment must be made in the form of a wire transfer, personal check, or money order, payable in U.S. dollars and on a U.S. bank to the order of the Company's designated broker/agent; or by authorizing the Company's designated broker/agent to sell the shares acquired upon the exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire exercise price, applicable brokerage fees, and any withholding and/or taxes and applicable fees resulting from such exercise as described in Section 3 hereof; or, if not problematic under local law, by delivery of a certificate or certificates for shares of Common Stock of the Company owned by you for at least six months having a fair market value at the date of exercise equal to the purchase price for such shares, or in a combination of the foregoing; provided, however, that payment in shares of Common Stock of the Company will not be permitted unless at least 100 shares of Common Stock are required and delivered for such purpose. Any stock certificate or certificates so delivered must be endorsed, or accompanied by an appropriate stock power, to the order of Bristol-Myers Squibb Company, with the signature guaranteed by a bank or trust company or by a member firm of the New York Stock Exchange. In lieu of the physical delivery of certificate(s), you may submit certificates by attestation.

No shares will be issued pursuant to the exercise of an Option unless such issuance and such exercise shall comply with all relevant provisions of law and the requirement of any stock exchange upon which the shares may then be listed.

3. Withholding and Employment Taxes Upon Exercise of Option. You must pay the Company upon its demand any amount for the purpose of satisfying its liability, if any, to withholdfederal, state or local income or earnings tax or any other applicable tax or assessment (plus interest or penalties thereon, if any, caused by a delay in making such payment) incurred by reason of your exercise of options or the transfer of shares thereupon. You may satisfy your withholding tax obligations by authorizing the Company's designated broker/agent to sell an appropriate number of shares being issued on exercise to cover the federal, state, local and FICA taxes. If on the date of exercise, you are an executive officer of the Company within the meaning of Section 16 of the Securities Exchange Act of 1934, you must use share withholding to satisfy the obligation to pay federal, state, local and FICA taxes to be withheld on the exercise.

*21 4. Non-Transferability. You may transfer, in whole or in part, this Option grant to members of your immediate family, to trusts solely for the benefit of such immediate family members and to partnerships in which your family members and/or trusts are the only partners. For this purpose, immediate family members mean our spouse, parents, children, stepchildren, grandchildren and legal dependants. Any transfer of options made under this provision will not be effective until notice of such transfer is delivered to the Company.

5. Termination of Employment

(a) Retirement. If you terminate from the Company (i) on or after your sixty-fifth birthday, (ii) on or after your fifty-fifth birthday and you have ten years of service with the Company, or (iii) on or after the date the sum of your age plus years of service, when rounded up to the next highest number, equals at least 70 and you have completed ten years of service with the Company and your employment terminates for any reason other than death, disability, resignation, willful misconduct, or activity deemed detrimental to the interest of the Company, provided you sign a general release, your termination of employment will be deemed a retirement. If you are retired from the Company, and your Option was granted more than one year prior to your retirement, the Option will fully vest on your retirement date and you will have the remainder of the term of the grant to exercise your Option.

(b) Military or Government Service. Whether military or government service or other bona fide leave of absence shall constitute termination of employment for the purpose of this Option shall be determined in each case by the Compensation and Management Development Committee or its successor committee (the "Committee") in

its sole discretion.

(c) Disability. If you have been continuously employed by the Company for more than one year after the granting of this Option and you retire or otherwise cease to be so employed by reason of disability, entitling you to receive payments under a disability pay plan of the Company, you shall be treated as though you remained in the employ of the Company until the earlier of (i) cessation of payments under the disability pay plan, (ii) death, or (iii) attainment of 65th birthday.

(d) Death. If you die while you are employed by the Company and you have held this Option less than a year prior to your death, the Option will lapse. If you die while you are employed by the Company and you have held this Option for more than one year prior to your death, the Option will not lapse until the Expiration Date. If you die after you have terminated from the Company and you are not retired from the company or on disability at the time of your death, and your death occurs within the three-month post termination exercise period, the option will lapse one year after your date of death or on the tenth anniversary of the grant date, whichever is earlier. Your personal representative or your estate may exercise your Option before they lapse.

*22 (e) Other. If you resign from the Company and you are not eligible to retire, any unvested Option shares will lapse on your termination date. You may exercise any vested Option shares within three months of your termination date. If your employment is terminated by the Company for reasons other than misconduct or other conduct deemed detrimental to the interests of the Company, and you are not eligible to retire, the vesting of this Option will be accelerated provided you have been continuously employed by the Company for more than one year following the grant date and you sign a General Release. You may also be required to sign a non-compete and/or non-solicitation agreement to receive accelerated vesting treatment. Again, you may exercise vested options within three months of your termination date.

6. Forfeiture in the Event of Competition and/or Solicitation or other Detrimental Acts. You acknowledge that your continued employment with the Company and the Option are sufficient consideration for this Agreement, including, without limitation, the restrictions imposed upon you by paragraph 6.

a) By accepting this Option, you expressly agree and covenant that during the Restricted Period (as defined below), you shall not, without the prior consent of the Company, directly or indirectly:

i) own or have any financial interest in a Competitive Business (as defined below), except that nothing in this clause shall prevent you from owning one per cent or less of the outstanding securities of any entity whose securities are traded on a U.S. national securities exchange (including NASDAQ) or an equivalent foreign exchange;

ii) be actively connected with a Competitive Business by managing, operating, controlling, being an employee or consultant (or accepting an offer to be an employee or consultant) or otherwise advising or assisting a Competitive Business;

iii) take any action that might divert any opportunity from the Company or any of its affiliates, successors or assigns (the "Related Parties") that is within the scope of the present or future operations or business of any Related Parties;

iv) employ, solicit for employment, advise or recommend to any other person that the ??mploy or solicit for employment or form an association with any person who is employed by the Company or who has been employed by the Company within one year of the date of the termination of your employment with the Company;

v) contact, call upon or solicit any customer of the Company, or attempt to divert or take away from the Company the business of any of its customers;

vi) contact, call upon or solicit any prospective customer of the Company that you became aware of or were introduced to in the course of your duties for the Company, or otherwise divert or take away from the Company the business of any prospective customer of the Company; or

vii) engage in any activity that is harmful to the interests of the Company, including, without limitation, any conduct during the term of your employment that violates the Company's Standards of Business Conduct and Ethics, securities trading policy and other policies.

*23 b) Forfeiture. If the Company determines that you have violated any provisions of paragraph 6(a) above during the Restricted Period, then you agree and covenant that:

i) any portion of the Option (whether or not vested) that has not been exercised as of the date of such determination shall be immediately rescinded;

ii) you shall automatically forfeit any rights you may have with respect to the Option as of the date of such determination; and

iii) if you have exercised all or any part of the Option within the twelve-month period immediately preceding a violation of paragraph 6(a) above (or following the date of any such violation), upon the Company's demand, you shall immediately deliver to it a certificate or certificates for shares of the Company's Common Stock with a fair market value (determined on the date of such demand) equal to the gain realized by you upon such exercise.

iv) The foregoing remedies set forth in paragraph 6(b) shall not be the Company's exclusive remedies. The Company reserves all other rights and remedies available to it at law or in equity.

c) Definitions. For purposes of this paragraph 6, the following definition??shall apply:

i) The Company directly advertises and solicits business from customers wherever they may be found and its business is thus worldwide in scope. Therefore, "Competitive Business" means any person or entity that engages in any business activity that competes with the Company's business in any way, in any geographic area in which the Company engages in business, including, without limitation, any state in the United States in which the Company sells or offers to sell its products from time to time.

ii) "Restricted Period" means the period during which you are employed by the Company and twelve months following the date that you cease to be employed by the Company for any reason whatsoever.

d) Severability. You acknowledge and agree that the period, scope and geographic areas of restriction imposed upon you by the provisions of paragraph 6 are fair and reasonable and are reasonably required for the protection of the Company. In the event that any part of this Agreement, including, without limitation, paragraph 6, is held to be unenforceable or invalid, the remaining parts of paragraph 6 and this Agreement shall nevertheless continue to be valid and enforceable as though the invalid portion?? were not a part of this Agreement. If any one of the provisions in paragraph 6 is held to be excessively broad as to period, scope and geographic areas, any such provision shall be construed by limiting it to the extent necessary to be enforceable under applicable law.

e) Extension of Restrictions Upon Violation. If you vidate any provision of paragraph 6 during the twelve months following the date you cease to be employed by the Company, the Restricted Period shall be extended for a period of twelve months from the date of your last violation.

*24 f) Injunctive Remedies. You acknowledge that the restrictions contained in this Agreement are reasonably necessary to protect the legitimate business interests of the Company, and that any violation of any of such restrictions will result in immediate and irreparable injury to the Company for which monetary damages will not be an adequate remedy. You further acknowledge that if any such restriction is violated, the Company will be entitled??o immediate relief enjoining such violation (including, without limitation, temporary and permanent injunctions, a decree for specific performance and an equitable accounting of earnings, profits and other benefits arising from such violation) in any court or before any judicial body having jurisdiction over such claim, without the necessity of showing any actual damage or posting any bond or furnishing any other security. You also agree that any request for such relief by the Company shall be in addition to and without prejudice to any claim for monetary damages that the Company may elect to assert.

g) Expenses of Enforcement. If you violate this Agreement, you shall pay the Company for any and all costs,

fees (including, without limitation, attorneys' fees), expenses and disbursements of the Company in connection with the enforcement by the Company of this Agreement.

7. Adjustments in the Event of Change in Stock. Notwithstanding anything in this Option Agreement to the contrary, if prior to the Expiration Date any changes occur in the outstanding Common Stock of the Company by reason of stock dividends, recapitalization, mergers, consolidations, split-ups, combinations or exchanges of shares and the like, the aggregate number and class of shares under the Plan, and the number, class and price of share subject to outstanding options or awards shall be adjusted appropriately by the Committee, whose determination shall be conclusive.

8. Data Privacy. By antering into this agreement, you (a) authorize the Company and any agent of the Company administering the Plan or providing Plan recordkeeping services, to disclose to the Company or any of its subsidiaries such information and data as the Company or any such subsidiary shall request in order to facilitate the grant of options and the administration of the Plan; (b) waive any data privacy rights you may have with respect to such information; and (c) authorize the Company to store and transmit such information in electronic form.

9. Binding Effect. All decisions or interpretations of the Board of Directors or the Committee with respect to any question arising under the Plan or under this Option Agreement shall be binding, conclusive and final.

10. Waiver. The waiver by the Company of any provision of this Option shall not operate as or be construed to be a subsequent waiver of the same provision or waiver or any other provision hereof.

11. Construction. This Option shall be irrevocable during the Option period and its validity and construction shall be governed by the laws of the State of New York. The terms and conditions herein set forth are subject in all respects to the terms and conditions of the Plan, which shall be controlling.

*25 ??
?? Vice President

I understand that this option has been granted to provide a means for me to acquire and/or expand an ownership position in Bristol-Myers Squibb Company, and it is expected that I will retain the stock I receive upon th??cise of this option consistent with the Company's share retention guidelines in effect at the time of exercise of this award. In accepting this grant, I hereby agree that Smith Bamey, or such other vendor as the Company may choose to administer the plan, may provide the Company with any and all account information necessary to monitor my compliance with the Company's Share Retention Policy.

I hereby agree to the foregoing terms and conditions and accept the grant of the option subject thereto.

LETTER TO SEC
March 9, 2006

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, NE
WASHINGTON, DC 20549Bristol-Myers Squibb Company (BMY)

3 Shareholder Position on Company No-Action Request Bristol-Myers Squibb

Company (February 20, 2006) Rule 14a-8 Proposal: Recoup Unearned Management

Bonuses

Shareholder: Nick Rossi

Ladies and Gentlemen:

It is respectfully requested that the Division not make a determination on the belated March 7, 2006 request for reconsideration until the shareholder party has an opportunity for a full response.

The belated March 7, 2006 request for reconsideration is particularly untimely since the company had no responses to the shareholder party's December 28, 2005 and January 31, 2006 responses to the company no action request.

Additionally the company request for reconsideration may not be properly submitted. It does not include the complete documentation from both sides since the company initially submitted its no action request.

The following text is from the January 31, 2006 shareholder party's response:

This adds to the initial December 28, 2005 response (unanswered) to the company no action request.

In Hewlett-Packard Company (December 22, 2005) HP did not obtain concurrence under rule 14a-8(i)(10), rule 14a-8(i)(3) and rule 14a-8(i)(6) concerning the same topic of this proposal, and furthermore regarding a more encompassing "Resolved" statement on this same topic.

The text of this proposal states:

"3 Recoup Unearned Management Bonuses

"RESOLVED: Recoup Unearned Management Bonuses. Shareholders request our board to adopt a policy in our bylaws if practicable whereby, in the event of a significant restatement of financial results or significant extraordinary write-off, our board will review all bonuses and any other awards that were made to senior executives on the basis of having met or exceeded specific performance targets during the restatement period and will recoup, to the fullest extent practicable, for the benefit of our Company all such bonuses or awards to the extent that the specified performance targets were not achieved.

***26** "This would include that all applicable employment agreements and compensation plans adopt enabling or consistent text in an expedited manner as soon as feasibly possible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans."

The page 3 Bristol-Myers Policy does not implement the proposal because it allows any executive who did not cause the unearned bonus to receive an unearned bonus. Thus under the company Policy, if there is an unearned bonus given to 10 executives and only one executive was at fault, the company lets 9 executives keep their unearned bonuses. The company even uses the twice-singular singular term "individual executive's" is describing the application of its policy. In other words the company could have only a 10% implementation.

Such a 10% implementation could encourage executives to remain silent when they see one executive cooking the books because if this can be covered up for a short time then 90% of the executives will still get to keep unearned bonuses.

The company policy does not explain what "in the board's view" means. Could this mean a 5-to-4 vote of all directors attending a particular board meeting attended by all non-independent directors but with some independent directors absent.

The company apparently claims for the benefit of its argument under rule 14a-8(i)(3) and rule 14a-8(i)(6) that it is incap-

able of making a routine business judgement on the period of time to which a "significant extraordinary write-off" applied to. The company cites no previous filing with the Securities and Exchange Commission where the company admitted it could not determine a time period to ascribe a specific write-off taken.

The strictly limited company page 3 policy at least assumes that the "relevant period" can be determined by the company. The company does not amplify its bafflement claim with an affidavit from a single director that the director would not be qualified to participate in determining a period of time to which a "significant extraordinary write-off" applied to.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that that the shareholder have the last opportunity to submit material since the company had the first opportunity. (End of January 31, 2006 shareholder party response.)

It is respectfully requested that the Division not make a determination on this belated request for reconsideration until the shareholder party has an opportunity for a full response.

Sincerely,

John Chevedden

LETTER TO SEC
March 14, 2006

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, NE
WASHINGTON, DC 20549
CC:
CHRISTOPHER COX, CHAIRMAN
CYNTHIA A. GLASSMAN, COMMISSIONER
*27 PAUL S. ATKINS, COMMISSIONER
ROEL C. CAMPOS, COMMISSIONER
ANNETTE L. NAZARETH, COMMISSIONER
MARTIN P. DUNN, ACTING DIRECTOR, DIVISION OF CORPORATION FINANCEBristol-Myers Squibb Company (BMY)

4 Shareholder Position on Company No-Action Request Bristol-Myers

Squibb Company (February 20, 2006) Rule 14a-8 Proposal: Recoup Unearned

Management Bonuses

Shareholder: Nick Rossi

Ladies and Gentlemen:

It is respectfully requested that the Division not make a determination on the belated March 7, 2006 request for reconsideration until the shareholder party has an opportunity for a full response.

The belated March 7, 2006 request for reconsideration is particularly untimely since the company had no responses to the shareholder party's December 28, 2005 and January 31, 2006 responses to the company no action request.

Additionally the company request for reconsideration may not be properly submitted. It does not include the complete documentation from both sides since the company initially submitted its no action request.

This letter includes the shareholder responses since December 28, 2005 on this proposal.

Original Message

From: J [mailto:olmsted7p@earthlink.net]

Sent: Thursday, March 16, 2006 2:09 AM

To: CFLETTERS

Cc: Sandra Leung

Subject: # 5 Re Bristol-Myers Squibb Company (February 20, 2006) No-ActionRequest Nick Rossi

5 Re Bristol-Myers Squibb Company (February 20, 2006) (BMY) No-Action Request Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872
March 15, 2006

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Bristol-Myers Squibb Company (BMY)

5 Shareholder Position on Company No-Action Request Bristol-Myers Squibb Company (February 20, 2006) Rule 14a-8 Proposal: Recoup Unearned Management Bonuses

Shareholder: Nick Rossi

Ladies and Gentlemen:

The belated March 7, 2006 request for reconsideration is particularly untimely since the company had no responses to the shareholder party's December 28, 2005 and January 31, 2006 responses to the company no action request.

This text from the shareholder party January 31, 2006 letter has yet to be addressed:

"The page 3 Bristol-Myers Policy does not implement the proposal because it allows any executive who did not cause the unearned bonus to receive an unearned bonus. Thus under the company Policy, if there is an unearned bonus given to 10 executives and only one executive was at fault, the company lets 9 executives keep their unearned bonuses. The company even uses the twice-singular singular term 'individual executive's' is describing the application of its policy. In other words the company could have only a 10% implementation.

"Such a 10% implementation could encourage executives to remain silent when they see one executive cooking the books because if this can be covered up for a short time then 90% of the executives will still get to keep unearned bonuses."

***28** It is respectfully requested that concurrence not be granted to the company.

The following text is from the January 31, 2006 shareholder party's response:

This adds to the initial December 28, 2005 response (unanswered) to the company no action request.

In Hewlett-Packard Company (December 22, 2005) HP did not obtain concurrence under rule 14a-8(i)(10), rule 14a-8(i)(3) and rule 14a-8(i)(6) concerning the same topic of this proposal, and furthermore regarding a more encompassing "Resolved" statement on this same topic.

The text of this proposal states:

"3 Recoup Unearned Management Bonuses

"RESOLVED: Recoup Unearned Management Bonuses. Shareholders request our board to adopt a policy in our bylaws if practicable whereby, in the event of a significant restatement of financial results or significant extraordinary write-off, our board will review all bonuses and any other awards that were made to senior executives on the basis of having met or exceeded specific performance targets during the restatement period and will recoup, to the fullest extent practicable, for the benefit of our Company all such bonuses or awards to the extent that the specified performance targets were not achieved.

"This would include that all applicable employment agreements and compensation plans adopt enabling or consistent text in an expedited manner as soon as feasibly possible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans."

The page 3 Bristol-Myers Policy does not implement the proposal because it allows any executive who did not cause the unearned bonus to receive an unearned bonus. Thus under the company Policy, if there is an unearned bonus given to 10 executives and only one executive was at fault, the company lets 9 executives keep their unearned bonuses. The company even uses the twice-singular singular term "individual executive's' is describing the application of its policy. In other words the company could have only a 10% implementation.

Such a 10% implementation could encourage executives to remain silent when they see one executive cooking the books because if this can be covered up for a short time then 90% of the executives will still get to keep unearned bonuses.

The company policy does not explain what "in the board's view" means. Could this mean a 5-to-4 vote of all directors attending a particular board meeting attended by all non-independent directors but with some independent directors absent.

The company apparently claims for the benefit of its argument under rule 14a-8(i)(3) and rule 14a-8(i)(6) that it is incapable of making a routine business judgement on the period of time to which a "significant extraordinary write-off" applied to. The company cites no previous filing with the Securities and Exchange Commission where the company admitted it could not determine a time period to ascribe a specific write-off taken.

*29 The strictly limited company page 3 policy at least assumes that the "relevant period" can be determined by the company. The company does not amplify its bafflement claim with an affidavit from a single director that the director would not be qualified to participate in determining a period of time to which a "significant extraordinary write-off" applied to.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that that the shareholder have the last opportunity to submit material since the company had the first opportunity. (End of January 31, 2006 shareholder party response.)

It is respectfully requested that the Division not make a determination on this belated request for reconsideration until the shareholder party has an opportunity for a full response.

Sincerely,

John Chevedden

cc:

Nick Rossi

Sandra Leung <sandra.leung@bms.com>

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872
January 31, 2006

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Bristol-Myers Squibb Company (BMY)

2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Recoup Unearned Management Bonuses

Shareholder: Nick Rossi

Ladies and Gentlemen:

This adds to the initial December 28, 2005 response (unanswered) to the company no action request.

In Hewlett-Packard Company (December 22, 2005) HP did not obtain concurrence under rule 14a-8(i)(10), rule 14a-8(i)(3) and rule 14a-8(i)(6) concerning the same topic of this proposal, and furthermore regarding a more encompassing "Resolved" statement on this same topic.

The text of this proposal states:

"3 Recoup Unearned Management Bonuses

"RESOLVED: Recoup Unearned Management Bonuses. Shareholders request our board to adopt a policy in our bylaws if practicable whereby, in the event of a significant restatement of financial results or significant extraordinary write-off, our board will review all bonuses and any other awards that were made to senior executives on the basis of having met or exceeded specific performance targets during the restatement period and will recoup, to the fullest extent practicable, for the benefit of our Company all such bonuses or awards to the extent that the specified performance targets were not achieved.

"This would include that all applicable employment agreements and compensation plans adopt enabling or consistent text in an expedited manner as soon as feasibly possible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans."

The page 3 Bristol-Myers Policy does not implement the proposal because it allows any executive who did not cause the unearned bonus to receive an unearned bonus. Thus under the company Policy, if there is an unearned bonus given to 10 executives and only one executive was at fault, the company lets 9 executives keep their unearned bonuses. The company even uses the twice-singular singular term "individual executive's" is describing the application of its policy. In other words the company could have only a 10% implementation.

***30** Such a 10% implementation could encourage executives to remain silent when they see one executive cooking the books because if this can be covered up for a short time then 90% of the executives will still get to keep unearned bonuses.

The company policy does not explain what "in the board's view" means. Could this mean a 5-to-4 vote of all directors attending a particular board meeting attended by all non-independent directors but with some independent directors absent.

The company apparently claims for the benefit of its argument under rule 14a-8(i)(3) and rule 14a-8(i)(6) that it is incapable of making a routine business judgement on the period of time to which a "significant extraordinary write-off" applied to. The company cites no previous filing with the Securities and Exchange Commission where the company admitted it could not determine a time period to ascribe a specific write-off taken.

The strictly limited company page 3 policy at least assumes that the "relevant period" can be determined by the company. The company does not amplify its bafflement claim with an affidavit from a single director that the director would not be qualified to participate in determining a period of time to which a "significant extraordinary write-off" applied to.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:

Nick Rossi

Sandra Leung <sandra.leung@bms.com>

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872
December 28, 2005

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Bristol-Myers Squibb Company (BMY)

Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Recoup Unearned Management Bonuses

Shareholder: Nick Rossi

Ladies and Gentlemen:

This is an initial response to the company no action request.

In Hewlett-Packard Company (December 22, 2005) HP did not obtain concurrence under rule 14a-8(i)(10), rule 14a-8(i)(3) and rule 14a-8(i)(6) concerning the same topic of this proposal, and furthermore regarding a more encompassing "Resolved" statement on this same topic.

The text of the proposal states:

"3 Recoup Unearned Management Bonuses

"RESOLVED: Recoup Unearned Management Bonuses. Shareholders request our board to adopt a policy in our bylaws if practicable whereby, in the event of a significant restatement of financial results or significant extraordinary write-off, our board will review all bonuses and any other awards that were made to senior executives on the basis of having met or exceeded specific performance targets during the restatement period and will recoup, to the fullest extent practicable, for the benefit of our Company all such bonuses or awards to the extent that the specified performance targets were not achieved.

*31 "This would include that all applicable employment agreements and compensation plans adopt enabling or consistent

text in an expedited manner as soon as feasibly possible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans."

The Bristol-Myers Policy on page 3 does not implement the proposal because it allows any executive who did not cause the unearned bonus to receive an unearned bonus. Thus under the company Policy if there is an unearned bonus given to 10 executives and only one executive was at fault, the company lets 9 executives keep their unearned bonuses. The company even uses the twice-singular singular term "individual executive's" is describing the application of its policy. In other words the company could have only a 10% implementation.

The company apparently claims for the benefit of its argument under rule 14a-8(i)(3) and rule 14a-8(i)(6) that it is incapable of making a routine business judgement on the period of time to which a "significant extraordinary write-off" applied to. The company cites no previous filing with the Securities and Exchange Commission where the company admitted it could not determine a time period to ascribe a specific write-off taken.

The strictly limited company policy on page 3 at least assumes that the "relevant period" can be determined by the company

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of this rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:

Nick Rossi

Sandra Leung <sandra.leung@bms.com>

It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

0i5b50e5b3e145471cb695520d0b790608application/pdf25413730.00.0FSEC-NAL-PDF1.402006 WL 721855 (S.E.C. No - Action Letter)
END OF DOCUMENT

VORYS

Vorys, Sater, Seymour and Pease LLP
Legal Counsel

52 East Gay St.
PO Box 1008
Columbus, OH 43216-1008
614.464.6400

www.vorys.com

Founded 1909

Elizabeth Turrell Farrar
Direct Dial (614) 464-5607
Facsimile (614) 719-4708
E-Mail - etfarrar@vorys.com

March 25, 2008

VIA OVERNIGHT CARRIER

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Abercrombie & Fitch Co. -- Commission File No. 001-12107
Stockholder Proposal of Connecticut Retirement Plans & Trust Funds

Ladies and Gentlemen:

Enclosed please find the letter from Abercrombie & Fitch Co. withdrawing its No-Action request dated February 16, 2008 and filed with the Securities and Exchange Commision via hand delivery on February 19, 2008, regarding the stockholder proposal submitted by Connecticut Retirement Plans & Trust Funds. I have enclosed an additional copy of this letter which I would appreciate your date-stamping to evidence your receipt of these materials and returning to me in the enclosed, self-addressed, stamped envelope.

Thank you for your assistance.

Very truly yours,

Betsy Farrar

Elizabeth Turrell Farrar

ETF/etf

Abercrombie & Fitch

March 25, 2008

<u>VIA OVERNIGHT CARRIER</u>

Office of Chief Counsel
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re: Abercrombie & Fitch Co – Commission File No. 001-12107
Stockholder Proposal of Connecticut Retirement Plans & Trust Funds

Ladies and Gentlemen:

Abercrombie & Fitch Co. hereby withdraws its No-Action request dated February 16, 2008, and filed with the Securities and Exchange Commission via hand delivery on February 19, 2008, regarding the stockholder proposal submitted by Connecticut Retirement Plans & Trust Funds ("CRPTF"). Please be advised that CRPTF has withdrawn the proposal. I have enclosed a copy of CRPTF's signed letter of withdrawal.

If you have any questions regarding any aspect of the enclosed request, please feel free to call me at (614) 765-4281.

Very truly yours,

David S. Cupps
Senior Vice President, General Counsel
and Secretary

Enclosures
cc: Mr. Howard G. Rifkin, Deputy Treasurer of the State of Connecticut

DENISE L. NAPPIER
TREASURER

State of Connecticut

Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

March 25, 2008

David Cupps
Senior Vice President, General Counsel &
Secretary
Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, Ohio 43054

Dear Mr. Cupps:

The purpose of this letter is to withdraw the shareholder resolution filed by the Connecticut Retirement Plans and Trust Funds ("CRPTF") and submitted to Abercrombie & Fitch Company on January 7, 2008. We are withdrawing the resolution based on the Compensation Committees plans to include in the CD&A, policies regarding internal pay equity and compensation consultant independence.

The time you have devoted to achieve this result is much appreciated. We look forward to continue dialogue on this matter.

Sincerely,

Meredith Miller
Assistant Treasurer for Policy

55 Elm Street Hartford, Connecticut 06106-1773
An Equal Opportunity Employer

END